FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 25, 2008

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Consolidated Financial Statements and Summary of Events

as of December 31, 2007, 2006 and 2005

Independent Auditors’ Report

To the Shareholders

To our Shareholders:

In 2007, Petrobras Energía continued to strengthen its position as an integrated energy company, with its main focus in Argentina.

The Company operated in a general context of high international prices for oil and its by-products, increased energy demand and economic growth in Argentina. As in the previous year, this context faced some challenges, such as the suite of government regulations. The particular case this year was the enactment of Law No.42, which amended Ecuador’s Hydrocarbons Law and has an impact on the Company’s profitability in that country.

We have put together strategies to face those challenges and opportunities, which opened up the path to new business opportunities and mitigated restrictions.

Focused on business integration and the search for profitability in each operation, policies and procedures have been made consistent so as to make management more efficient.

Quite aware of the strategic importance of the power industry in this growth, we are leveraging it with investments for approximately P$1.9 billion. Since we are committed to the development of the country and the region, we also contribute to creating economic, social, and environmental value through each business.

In the area of Oil and Gas Exploration and Production, we have strengthened the strategy of growing reserves through exploration activities. Consequently, we have increased our investments in exploration to US$75 million. Another step taken was the acquisition of the Rio Colorado exploration Block in the province of Salta. We have also bought additional interests in oil fields, such as El Tordillo and La Tapera, and in gas fields, such as Sierra Chata and Parva Negra at the Golfo San Jorge and Neuquen basins, respectively, which are subject to government authorizations. We have also added an annual average gas production of 800 thousand cubic meters/day at the Neuquen basin, at the first anniversary of production of El Mangrullo field.

This investment was also channeled to other countries in Latin America, such as Peru. Precisely there, in Lote 57, we have found gas and condensate in the Kinteroni 1 well. The preliminary production tests show more than 35 million cubic feet of gas and 1.2 thousand barrels of condensate per day.

This year we sold a 40% equity interest in Petrobras de Valores Internacional de España S.L., holder of 99.79% of Petrobras Energía del Perú’s capital stock. The purpose of this decision was to make the most of our asset portfolio, by adjusting our investment in Peru to amounts aligned to our business plan. This transaction, which monetizes a value boosted by high oil prices in the international market, expands the Company’s investment capacity in Argentina.

In the Refining and Distribution business units, our refineries worked at full capacity in order to meet market demand. We have made investments both in San Lorenzo and in Bahia Blanca, so as to be able to process larger volumes. And we have also improved the level of the fuel customer portfolio, which prompted an increase in the sales per gas station and a more efficient distribution.

As regards the Petrochemicals business unit, we also managed to prove our competition skills and leadership in the region. We have approved the Light Reformate Project which, with an investment of above US$13 million, will support a larger raw material processing capacity. And we have completed the technological upgrade of the Campana ammonia plant so as to increase fertilizer production.

Through the Gas and Energy segment, we continued to supply energy solutions within a context of growing demand and with one of the lowest water flow levels lately. In order to increase our market share, the Company’s Board approved the construction of a new Thermoelectric Power Plant, Genelba Plus, located close to the current Genelba, with a capacity of 170 MegaWatts. This project has been preliminarily approved by the Secretary of Energy. On the other hand, regarding our affiliates, we have met the commitment to divest Compañía Inversora en Transmisión Eléctrica S.A. agreed upon with the Argentine government.

A strong bottom line and the financial position of the Company have supported the first dividend distribution to shareholders after the 2001 crisis in Argentina.

As to quality, health, environment and safety (QHES), we have consolidated the policy of taking care of the environment, a critical value for our operations. This has implied, among other actions, QHES training for more than 6,000 people, including people on the payroll and others under contract. We have also continued with our improvement plans in process management and expanded the Management Excellence program to evaluate complete business units.

Excellence in human capital was also one of our concerns in 2007, because we understand that people are one of the Company’s strategic assets. In this sense, we supply training, development and integration tools, apart from protecting their health and lives.

We have also deepened our bond with the community, by contributing to its development through our corporate social responsibility programs. We have carried out a participatory diagnosis regarding children’s and teens’ rights that will support private social investment projects, which we will put together as from 2008. And we continue to promote initiatives, our own or with partners, to promote road safety, environmental awareness, children’s health and integration of disabled people.

Petrobras Energía Participaciones S.A. has always been a transparent organization and we understand that the credibility of our Company in the markets and in the community is an essential asset to sustain business growth. Evidence of that is the fact that we have achieved the certification required by Chapter 404 of the Sarbanes Oxley Act (SOX). This means that the information supplied by the Company to its investors and the general public is trustworthy.

Petrobras Energía has moved forward in implementing the Management by Process: after more than two years of planning and development, the first ProAni cycle finally started. It is one of the most important milestones for the Company this year. Among other things, this project promotes, based on the deployment of a single management model in each unit of Petrobras’ International Area, a horizontal vision of the organization and the possibility of sharing knowledge, experiences and practices among the different business units. ProAni also provides more data transparency throughout commercial processes, by viewing all transactions in real time (procurement, production, maintenance, etc.).

Another relevant milestone for Petrobras Energía was the appointment, in January 2008, of a new Chief Executive Officer: Décio Odone. A reputed professional with a solid background in Petrobras, who will go more deeply in the strategic line of work we have put forward.

All these actions show a dynamic, integrated, effective company and committed to building a better future. A company ready to face the challenges anticipated in the 2008 outlook.

Outlook

Petrobras Energía is focused on consolidating its position in Argentina, by maximizing business integration and profitability, and contributing to the country’s social and economic development through energy supply.

The Company, in order to achieve this goal, has anticipated investment in Argentina in excess of US$1.7 billion for the next 5 years. In this sense, and from each business unit, we will work to consolidate our leadership as an integrated energy company.

Throughout 2008, in the Oil and Gas Exploration and Production business, we will direct our efforts to increase reserves and production. We will prioritize exploration as a driver for long-term growth and, at the same time, seek to maximize the existing integration with Refining and Distribution and Gas and Energy.

Regarding the first goal, we will continue to consolidate our exploration portfolio, mainly in Argentina and Peru, by focusing both on current projects and the ongoing search for opportunities. We will go forward with Argentinean offshore studies so as to gather more information about the potential of the basin, by using Petrobras’ state-of-the-art technology. We will continue with the implementation, in the Neuquen basin, of the “tight gas” project to develop non conventional reservoirs with low permeability, by using innovative technology in the country, which could then be applied in other fields.

Concerning developing assets, we will apply the Company’s expertise in mature field management, by allocating strong investment to reserve development and to maintain and increase production levels.

In the Refining and Distribution business, we have set demanding goals focused on optimizing resources, increasing operational efficiency, operations reliability and management excellence. On the one hand, we will continue to make the greatest operational efforts so that the production of our refineries can supply the domestic demand. Moreover, we will continue to pursue the projects meant to increase light fuel production from heavier crude oils, at the same time meeting the goal to conform to quality specifications as set forth by the regulations for the next few years.

Simultaneously, we will keep on with our branding strategy of positioning Petrobras as a strategic asset, by offering the market quality and technology products and customer service aimed at building the perception that it is the best purchase option. To such effect, our efforts will be mainly focused on optimizing the gas station and agro-service network and growing in the lubricants market by strengthening the Lubrax brand.

In the Petrochemicals business, we will strengthen our leadership position in the regional market, through 2007 investments and the synergy between the styrene plants in Argentina and Brazil. Our goal: keeping styrene leadership in South America.

In the Gas and Energy business we will develop diversified projects so as to provide energy solutions to our own assets and those in the market, by prioritizing synergies with the Petrobras system. In the gas area, we will seek to secure supply of our own consumption and at the same time find profitable marketing alternatives.

In line with our actions in 2007, we have put forward a proposal to establish a reserve for future dividends in the amount of P$ 191 million.

This sets out a scenario full of challenges, which will place the highest demand on our strategic capacity and operational reliability. That is, a year where we will leverage business integration, continue to work towards a higher profitability and a more efficient management by joining and streamlining processes, innovate through quality products and services, and promote the development of the communities around us.

Macroeconomic Overview – Year 2007

International Context

The global economy ended 2007 with a moderate growth, despite negative factors such as the mortgage crisis in the United States. The central banks of the principal economies had to make important cash injections in order to avoid a liquidity crisis. On signs of economic weakness, the Federal Reserve cut interest rates from 5.25% to 4.25% towards the end of the year, while, in a more difficult financial context, the preference for “safe” assets led to a sustained downtrend in the long-term interest rates implied in Treasury bonds. The dollar clearly depreciated against the major currencies and the euro reached its own record.

China, in turn, maintained an annual growth rate above 10% and its economic authorities insisted, apparently with no significant success, on the need to aim at a more balanced growth situation. Both in Europe and in Japan, the growth in the activity level was sustained but slower than in the previous year.

Oil

Year 2007 showed a rise in oil prices for the sixth year in a row. West Texas Intermediate (WTI) reference crude oil averaged US$72.3 a barrel, 9% higher compared to 2006. Prices were affected by a marked volatility, which made them climb from unusually low levels in January—around US$50—to the nominal record of US$99 by the end of November. The weakness of inventories, and particularly the depreciation of the dollar versus other currencies (which attracted capitals looking for shelter in energy commodities), contribute to explain this spread.

Demand increased by 1.21 million bbl/d, 1.4% higher compared to 2006. The explanation for this higher demand comes fully from developing countries, led by China (36% of the rise), Middle East, the rest of Asia and Latin America. The demand from developed countries (OECD) had zero increase, with rises in the United States and Canada which were offset by declines in European Union and Japan; all of them affected by lower growth rates than in emerging countries, a higher elasticity to unsubsidized international prices and a gradually greater energy efficiency.

On the other hand, supply rise by only 0.55 million bbl/d, 0.6% higher compared to 2006, which reflects the generally tight outlook in producing countries and the consequent decline in inventories to face demand. The rises were exclusively focused within non-members of the Organization of the Petroleum Exporting Countries (OPEC), with the former Soviet republics leading in this field, with a rise of 0.52 million bbl/d. The OECD countries did not have here either any impact in terms of additional volumes (the rises in North America were more than offset by the declines in Europe). The OPEC, which added two new members to the cartel (Angola and Ecuador, which is back), took out of the market 0.50 million bbl/d in comparison with 2006, in spite of having increased its production quota in September 2007.

Argentina

In 2007 the annual growth rate of the Argentine economy was higher than 8% for the fifth year in a row. Accelerated consumption allowed to compensate for less dynamic investments with regard to previous years, while promoting a strong increase of imports. The use of the industrial installed capacity continued on the rise, and several sectors had to operate on the limits of their maximum production capacity. Social indicators also showed improvements, with a reduction of the unemployment rate to a level below 10% and nominal wages growing above 20%. This situation originated greater inflationary pressures.

Both the abundant capital inflow and a broad trading balance created again a surplus dollar supply. Except for the most complicated months during the international financial crisis, the Central Bank of the Argentine Republic (B.C.R.A.) continued intervening in the exchange market purchasing currencies and preventing a nominal appreciation of the peso, which averaged 3.12 P$/US$ for the year. During 2007, the international reserves of the B.C.R.A. increased by approximately US$14 billion.

The public sector achieved a primary surplus of over 3 percent points of the gross product, in spite of the strong growth of public expenditure and due to the record prices of commodities and the reform of the social security system, which allowed the Treasury to obtain additional inflows. The Argentine Government met the financing needs both with voluntary placements and direct allotments to Venezuela and surplus funds of various public agencies. Argentina’s country risk started the year around 200 basis points, but then it grew significantly, with values up to 500 basis points in the second semester, and finally averaging slightly above 300 basis points by the end of 2007.

The domestic oil production showed a 2.5% yoy decline, while processed crude oil increased by 7%, taking the use of installed capacity in the refining sector to levels close to their limit (higher than 95%). By the end of the year, the Argentine Government increased the withholdings on exports of oil and derivatives, invoking both fiscal motivations and control of domestic prices. The sales of fuels in the domestic market continued on the rise, encouraged by the high economic growth. In such respect, diesel oil grew by 7%, while gasoline sales increased by 17%, driven by lower sales of CNG. The local prices of fuels, in turn, showed a sustained rising trend during the year. At the beginning of the year, regulations were enacted for implementation of the law under which a biofuel 5% cut should be added in gasoline and diesel oil as from 2010.

With respect to gas, the domestic production showed a decline of 1.6% compared to prior year. The low temperatures experienced during the winter brought about an extraordinary increase of seasonal demand by residential customers, resulting in restrictions on gas supply to industries, power generation companies and CNG. In this context, exports of gas to Chile were again cut down. An agreement was entered into by the Argentine Government and producers which sets guidelines on the supply to the domestic market for the next few years, prioritizing the supply to residential customers. These facts, in conjunction with a year that was dry in terms of water flows, also restricted the power supply, being it necessary to go for a greater generation with alternative fuels and more energy imports.

Latin America

Peru

Once again, in a context of strong international liquidity and high prices for commodities, the Peruvian economy continued with the expansive cycle that began in 2002, with annual growth rates higher than 8%, among the highest in the region. The explanation of this great performance lies in construction, non-primary manufacturing, trade, and power utilities sectors.

The massive inflow of capitals resulted in a more significant appreciation of the exchange rate than expected, with the NS at 3/US$ at year end, which in turn allowed to maintain the limitations on retail prices, with a 3.9% rise, slightly above the inflationary target band, in spite of the weather factor and high international prices for commodities which had a strong influence on the rise of prices.

The external accounts, even though at levels rather below those of 2006, showed robust balances. In this respect, the reserves of the Central Bank reached historical record levels, above US$27 billion, the trade balance ended with a significant surplus of approximately 7% of the gross product and the current account surplus was 1.1% of the GDP. On the fiscal front, the Treasury showed primary and overall surpluses of around 5.1% and 1.8%, respectively.

In this context, the country risk levels were around an average of 137 basis points, the floor for the measurement of the index and among the lowest in the region. The employment rate had a slight improvement, being around 7.5% by the end of 2007.

Finally, in the field of energy, 10 exploration and 173 development wells were drilled. In addition, 24 exploration and operation contracts were subscribed. The production of liquid hydrocarbons averaged 113 thousand bbl/d, 2% lower than in 2006. The average production of natural gas increased 51% to 259 million cubic feet per day, mainly due to the greater volumes injected by Lote 88 (Camisea). At the same time, significant steps were given in the new investments that will be developed based on the Camisea Project: Petrochemical Complex and Liquefied Gas Exports.

Ecuador

In 2007 the Ecuadorian economy recorded a growth slightly higher than 2%. The growth of the financial intermediation, power and water, trade, industry and construction sectors allowed to offset the fall in the sector’s production.

On the other hand, the external balance suffered the combined effect of the strong impact from the decline in the hydrocarbon sector and the gradual increase of imports, which events reduced the surplus of the trading balance of trade about 26% with respect to 2006, taking the trading balance to 1% of the GDP (1.5% in 2006). The fiscal front showed a similar behavior in terms of inflows (decline in the portion corresponding to oil collections), and affected by greater expenses, there was by November a slight accumulated overall deficit of 0.9% of the GDP, even with a primary surplus around 0.9%.

The increase in retail prices was around 3.3%. The good level of private consumption was the result of governmental incentive packages for low-income sectors and the increasing level of remittances, also supported by slight improvements in the level of employment and real wages.

On the energy front, government administration of Blocks XV and Edén-Yuturi / Limoncocha succeeded in slowing down the initial declining level of the fields, even though not enough to revert the downward trend. The production of crude oil, in spite of the record prices reached in the year, showed a downturn in quantity terms of about 6% (up to 509 thousand bbl/d). On the other hand, President Rafael Correa passed an order for the amendment of Law 42-2006, under which the State’s share in extraordinary revenues from crude oil price was increased from 50% to 99%, while the oil companies’ share was reduced to 1%. In addition, Ecuador completed its return to the OPEC.

Performance Highlights during 2007

Oil and Gas Exploration and Production

The Oil and Gas Exploration and Production segment is Petrobras Energía’s core business, it is the first link of its value chain. The Company currently conducts its activities in almost all Latin American oil producing countries: Argentina, Venezuela, Peru, Ecuador, Bolivia and Colombia, and also Mexico, where it acts as contractor. In all the region, the Company’s strategy is to increase oil and gas reserves and production, achieving a balance between exploration and development projects with a view to optimizing its investment portfolio.

In 2007, the Company

-  acquired an additional interest in Sierra Chata and Parva Negra gas fields, in  Argentina.

- acquired, also in Argentina, an additional interest in El Tordillo and La Tapera - Puesto Quiroga oil areas.

- sold a 40% interest in PVIE, a company holding 99.79% of Petrobras Energía del Perú’s capital stock and other minority interests.

- started production of the Estancia Agua Fresca field at the Austral basin, first discovery by Petrobras in Argentina.

- added an annual average gas production of 800 Mm3/d at the Neuquén basin, at the first anniversary of the start-up of production from El Mangrullo field.

- increased exploration investments to approximately US$75 million.

Production and investments

In 2007, Petrobras Energía’s oil and gas production reached 139.2 thousand boe/d, accounting for a 10% decrease compared to 2006.

Argentina

In Argentina, production averaged 90.3 thousand boe/d, 6% lower compared to 2006. This reduction is mainly attributable to the natural decline of mature fields. However, during 2007, Petrobras Energía developed intense activities in Argentina: 258 producing and injection wells were drilled and 219 wells were repaired.

In order to increase gas production at the Neuquén Basin, the Company moved forward in the implementation of a pilot plan at the Punta Rosada formation in the Río Neuquén field. The project involved repair of 2 wells and drilling of other 2 wells in low permeability gas reservoirs (non conventional reservoirs). Based on the first results obtained, the pilot project was expanded to include 3 additional wells in 2008.

Also at the Neuquén basin, the Company celebrated its one-year production anniversary in El Mangrullo field, with an 800 Mm3/d average gas production during the year. These results allowed the Company to make further progress in the study of reserve development and the expansion of the production capacity for the next five years.

Jagüel de los Machos is another area with potential development for the next years. In 2007, Petrobras Energía conducted significant well drilling and repair activities in non conventional volcanic rock reservoirs, applying the know how, expertise and successful results obtained in Medanito field, located further to the north. The campaign highlight was the drilling of a new development area in Tapera Este field, which allowed to find higher volumes than expected.

At the Austral basin, in turn, the Mercury Removal Plan operated at full capacity. Crude oil with high mercury content produced by the Company in this area is treated at this plant. This improves trading conditions and fosters integration with refineries.

Another highlight for the Austral basin was the start up of production of Estancia Agua Fresca field, discovered by the Company in Santa Cruz in 2004. The early production stage started in February 2007, with a production of 200 m3/d and an accumulated annual production of 65 thousand m3. In addition, 3 development wells were drilled and the basic engineering phase of the field development project was completed.

In terms of new businesses, in February 2007 Petrobras Energía acquired from Conoco Phillips its 25.67% and 52.37% interests in Sierra Chata and Parva Negra assets, respectively. This operation, which is subject to the approval of regulatory authorities, will allow to increase the Company’s interest in Sierra Chata and Parva Negra to 45.55% and 100%, respectively.

In December 2007, the Company acquired a 13.72% interest in El Tordillo field and in the area with exploration potential La Tapera - Puesto Quiroga.

In the Bajada del Palo area, the Company’s interest was reduced to 17.9% (3.85% direct interest and 14.05% through its subsidiary Petrolera Entre Lomas S.A.).

Outside of Argentina

- Peru

In Peru, the Company’s production was increased by 3% to 15 thousand boe/d, mainly as a result of intense drilling activities that involved drilling of 113 new wells. In addition, in December 2007, Petrobras Energía agreed to sell to Petrobras Internacional Braspetro B.V. 40% of its equity interest in Petrobras de Valores Internacional de España S.L.- PVIE, a holding company owner of 99.79% of the capital stock of Petrobras Energía Perú and other minority interests.

- Ecuador

In Ecuador, on October 18, 2007, the Ecuadorian President issued an Amendment to the Regulations for the Application of Law No. 42-2006, amendatory to the Hydrocarbons Law, under which the State’s share in extraordinary revenues from crude oil price rises was increased to 99%, while the oil companies’ share was reduced to 1%. The new regulations, in addition to other changes in the industry regulatory framework, represent a material adverse change with respect to the conditions determined upon granting of participation contracts, and adversely affect the Company’s operations in Ecuador and the recoverability of its investments.

In 2007, Petrobras Energía’s production in Ecuador – net of the State’s share – averaged 10.4 thousand boe/d, accounting for a 12.3% decrease compared to the previous year. This drop was mainly attributable to strikes by local communities that prevented normal operations in Block 18.

Investments in Block 18 were focused on hydraulic fractionation of wells, well drilling and facilities supporting production operations. Main activities included completion and start up of the Fluid Processing Plant.

Investments in Block 31 were applied to maintenance of the camp and structure of Apaika-Nenke field, pending approval of the development stage by governmental authorities. The Environmental License for the field Development Project was granted in October 2007 by the Ecuadorian Ministry of the Environment. This Environmental License is supported by the Environmental Impact Assessment (EIA) and the Environmental Management Plan (EMP) for the development and production of Apaika-Nenke field in Block 31. This Assessment was approved by the Ministry of the Environment and the Ministry of Mines and Petroleum in December 2006 and incorporated comments by the above mentioned ministries and recommendations by the civil society and environmental experts.

Finally, in November 2007, the Ministry of Mines and Petroleum resolved to approve the First Amendment to the Development Plan of Apaika-Nenke field in Block 31. The new project stands out for the use of the best technology available to minimize potential social and environmental impacts on such a sensitive area as Parque Nacional Yasuní.

- Venezuela

In Venezuela, oil and gas production corresponding to the Company’s interest in Mixed Companies averaged 15,867 boe/d during 2007, a 35% reduction compared to prior year, mainly as a result of problems in the operation of Oritupano Leona and La Concepción fields. In August, Petrobras Energía received dividends from the mixed companies in the amount of US$47 million corresponding to fiscal year 2006 results.

- Bolivia

In Bolivia, as a result of a repair campaign, the Company’s production was increased by 5% compared to the previous year, and reached approximately 7.7 thousand boe/d. In addition, on May 2, 2007, the operating agreement for the Colpa and Caranda area was notarized under Public Deed No. 408/2007, and became effective and formalized the changes in the segment regulations as a result of the hydrocarbons nationalization.

- Colombia

In Colombia, during 2007 the consortium created for the additional development of the Tibú field, located at the Catatumbo basin, made investments in production facilities and well repairs. In addition, planning of 3D seismic works to be performed in 2008 was completed.

Exploration

For Petrobras Energía exploration is the main vehicle for reserve replacement. Along these lines, in 2007 the Company’s investments in exploration activities significantly increased to US$75 million, and were focused on seismic and drilling activities.

Onshore and offshore activities

During 2007, 14 exploration wells (including 7 extension wells) were drilled, 4 of which are being completed and 7 were successful. The Kinteroni 1-x well, the Company’s first exploration well in Peru, was drilled at the Madre de Dios basin. This well was tested at the beginning of 2008 and is a gas and condensate discovery well with a potential volume close to 2 TCF.

Almost half (1,594 km2) of total 3D seismic surveys (3,552 km2) covered offshore areas in Argentina. 3D seismic surveys were also conducted at the Austral and Neuquén basins. In addition, in Peru the Company conducted 2D seismic surveys over 274 km in Lote 57.

New opportunities

In terms of new opportunities,

- the Company was awarded the Río Colorado exploration block, located in the province of Salta;

- Petrobras Energía Perú is concluding the process to purchase an additional interest in Lote 57, pending approval by the Peruvian authorities. As a result, interest in Lote 57 would increase to 46.16%.

Liquid hydrocarbon and natural gas reserves

As of December 31, 2007, liquid hydrocarbon and natural gas proved reserves of Petrobras Energía totaled 482.7 million boe (264.9 million oil barrels and 1.307 thousand million cubic feet of gas), accounting for a 8% decrease compared to reserves as of December 31, 2006. This drop is almost all attributable to the sale of a 40% share interest in Petrobras de Valores Internacional de España S.L., holding company whose main asset is the 99.79% interest in the capital stock of Petrobras Energía Perú S.A., a company that operates Lote X.

Estimated reserves as of December 31, 2007 were audited by DeGolyer and MacNaughton, international technical consultants, covering approximately 90% of estimated reserves operated by the Company and 71% of the Company’s total reserves.

During 2007 a net addition of reserves of approximately 54 million boe was recorded, as detailed below:

* 18 million boe were added due to extensions of known accumulations through exploration and revisions of estimated reserves in gas fields in Argentina.

* 33 million boe were added due to extension of drilling and secondary recovery projects in Peru.

Asset divestment in Peru resulted in a 46 million boe reduction. In addition, the divestment of Bajada del Palo area at the Neuquén basin in Argentina resulted in a 1 million boe reduction.

Production totaled 50.6 million boe.

Liquid hydrocarbon and natural gas accounted for 55% and 45% of proved reserves, respectively. 56% of total proved reserves are located in Argentina.

As of December 2007, total oil and gas proved reserves of Petrobras Energía were equal to 9.5 years of production, measured according to 2007 oil and gas production levels.

The following table sets forth estimated net proved reserves of oil (including crude oil, condensate and natural gas liquids) and natural gas by region as of December 31, 2007:

PROVED DEVELOPED AND UNDEVELOPED RESERVES	CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS IN THOUSANDS OF BARRELS			NATURAL GAS IN MILLIONS OF CUBIC FEET			COMBINED IN MILLIONS OF BARRELS OF OIL EQUIVALENT
	ARGENTINA	OUTSIDE ARGENTINA	TOTAL	ARGENTINA	OUTSIDE ARGENTINA	TOTAL	
Total proved developed and undeveloped reserves as of December 31, 2006	122,409	201,527	323,936	949,185	270,640	1,219,825	527.2
Increase (decrease) originated in:							
Revisions of previous estimates	(8,766)	9,380	614	(5,348)	79,904	74,556	13.0
Improved recovery	-	8,864	8,864	-	2,027	2,027	9.2
Extensions and discoveries	3,113	299	3,412	168,326	-	168,326	31.5
Sale of proved reserves in place	(1,231)	(39,439)	(40,670)	-	(41,595)	(41,595)	(47.6)
Production	(17,046)	(14,208)	(31,254)	(95,458)	(20,618)	(116,076)	(50.6)
Total proved developed and undeveloped reserves as of December 31, 2007	98,479	166,423	264,902	1,016,705	290,358	1,307,063	482.7
Proved developed reserves as of December 31, 2007	71,927	79,530	151,457	507,140	188,542	695,682	267.4

Hydrocarbon transportation

Oleoductos del Valle S.A. – Oldelval

During 2007, oil volumes transported from Allen to Puerto Rosales averaged 31,241 m3/d, totaling 71.7 million barrels transported during the year. This volume accounts for a 1.4% increase compared to prior year.

During the year under review, works were performed to ensure the system reliability and included the installation of a reconditioned Core Engine for the Typhoon turbine at Allen pumping station, a Mark II control system at Algarrobo pumping station and required expenses were incurred for operation of the system.

For the same purpose, overhauls of pumps and turbines are being performed due to  operating reasons and in compliance with environmental and safety regulations. Works involving improvements and adjustments to pumping stations are also being performed.

Refining and distribution

Through the Refining and Distribution segment, Petrobras Energía capitalizes on its hydrocarbon reserves and moves towards vertical integration of its operations. The key is to consolidate a balanced value chain which starts with hydrocarbon exploration and production and ends with the supply of products that stand out for their quality in more than 680 gas stations.

In 2007, the Company

- operated its refineries at levels close to full capacity in line with demand of the domestic market.

- performed the improvement and maintenance works required at the refineries for units to process design feedstock volumes.

- maintained its leading position in the non regulated Bunker and Asphalt segments and continued to grow profitably in the Lubricant segment.

- optimized the fuel customer portfolio which allowed to increase average sales by gas station and streamline distribution operations.

- created a transportation management area including a double-hulled own vessel, in accordance with international operating standards. This acquisition allows to streamline crude oil supply to refineries, reduce logistic costs, and optimize safety and environmental conditions.

- in June 2007, the Company signed an agreement for the sale of its equity interest in Petrobras Bolivia Refinación S.A. to YPFB. The sale price was US$55 million, accounting for a P$44 million gain.

Refining division

Through its Refining Division, Petrobras Energía moved forward with the enhancement of the quantity and quality of crude oil processed. Installed production capacity at its refineries Ricardo Eliçabe (located in the city of Bahía Blanca, province of Buenos Aires) and San Lorenzo (located in the city of San Lorenzo, province of Santa Fe) totals 80,800 oil barrels per day. During 2007, both refineries processed an average of 76,554 oil barrels per day.

Bahía Blanca refinery

During 2007, Bahía Blanca refinery operated at levels close to full installed capacity: 30.5 thousand barrels per day. Volumes processed reached an average of 29,360 barrels per day, totaling 10.7 million barrels of crude oil during the year. Most of crude oil processed was from Medanito, produced in fields at the Neuquén basin. The refinery also processes Cañadón Seco and María Inés crude oils, produced at Golfo San Jorge and Austral basins.

Another highlight for the refinery was the successful completion of the shutdown scheduled for April and performed during 35 consecutive days in its Hydrotreatment, Isomerization, Reforming and Liquefied Gas units. Maintenance works were performed on equipment, heat exchangers and vessels to adjust processing to design feedstock volumes.

In addition, the refinery set a new historical record in marine fuel operations (production, sale and transportation).

San Lorenzo refinery

In 2007, San Lorenzo refinery processed 17.2 million barrels of crude oil, accounting for an average volume of 47,194 barrels per day against an installed capacity of 50,300. The refinery mainly processes Medanito crude oil, produced in fields at the Neuquén basin and, to a lesser extent, María Inés, San Sebastián and Cañadón Seco crude oils, produced in fields at the Austral and Golfo San Jorge basins.

In 2007, an asphalt test laboratory was inaugurated at San Lorenzo refinery and two new truck loading platforms were started up with a view to reducing operating times, increasing safety and reducing environmental impact by recovering gases released to the atmosphere. Another action aiming at consolidating environmental safety in the area was the start of replacement of fuel loading and unloading lines at the dock.

Refining Master Plan (PDR)

During 2007, the Company achieved the goals set forth in the Refining Master Plan (PDR) that aims at producing an increased quantity of fuels with heavier crude oils, while ensuring compliance with future quality specifications.

In Bahía Blanca works were performed to meet environmental requirements, optimize processes and improve gasoline formulations. In San Lorenzo, in turn, works related to the processing capacity increase implemented in 2006 were completed. Scheduled works were performed and further progress was made in the assessment of projects aiming to enhance quality and quantity of fuels, particularly fuels produced from heavier crude oils.

Distribution Division

The Argentine Liquid Fuel Market

In 2007, the fuel market in Argentina grew for the fifth year in a row, at a faster pace than in the previous years. Gasoline and diesel oil sales volumes totaled 18.6 million cubic meters, accounting for a 9.2% increase compared to 2006. This, in addition to higher prices for the year, allowed for a partial recovery of the business margins.

Sales of diesel oil grew 7% to 13.6 million cubic meters, boosted by the strong demand from the agricultural, industrial and transportation domestic sectors. This increase was also attributable to the fact that some industrial companies and power plants used diesel oil to make up the shortfall of gas supplies during the winter.

The growth in gasoline domestic sales volumes was even higher. Sales volumes totaled 5 million cubic meters, 17% higher compared to 2006, this being the highest growth level in the last 10 years. This significant improvement results from the remarkable economic growth over the last few years and particularly from record sales of new cars during 2007.

Along these lines, high-grade gasoline recorded the highest sales volumes, with a 23% market growth, while Premium gasoline grew only 19% (half of the growth reached in 2006), mainly due to price increases. The regular gasoline market, in turn, continued its downward trend with sales declining 21% compared to 2006.

Liquid fuels recorded a significant growth over compressed natural gas (CNG), whose sales volumes declined for the second year in a row, this time at 4.5%. This was attributable to the fact that the gap between CNG market prices and liquid fuel market prices was not attractive enough to encourage further conversions.

Petrobras fuels

Domestic sales of Petrobras Energía liquid fuels – gasoline and diesel oil – totaled 2.6 million cubic meters during the year, a 10% increase compared to 2006. Consequently, the Company maintained its third-place position in the market, with a 14% market share.

Six hundred and eighty (680) thousand cubic meters of the total 2.6 million cubic meters are attributable to gasoline that was in line with the market demand and accounted for a 10% growth compared to the prior year. Podium gasoline, the only 100-octane gasoline in the Argentine market, recorded an 18% increase in sales, with a 9% market share.

However, diesel oil was the highest growth product in 2007 and the Company increased its market share from 13.6% in 2006 to 14.1% in 2007. Petrobras Energía supplied the market with 1.9 million m3 of diesel oil (a 10% increase compared to prior year).

Asphalt and bunker markets

In 2007 the domestic road asphalt market grew 3% compared to 2006 and reached a volume of 478 thousand tons, 185 thousand of which are attributable to Petrobras Energía, a 17% increase compared to 2006. As a result, the Company reached a 39% market share. Exports totaled 9 thousand tons, mainly to Paraguay, Bolivia and Chile.

In addition, Petrobras Energía reached the highest sales level in polymer-modified asphalts since the product was launched in 2002. In 2007, sales volumes exceeded 3 thousand tons, a 30% increase compared to the previous year.

In line with the foreign trade growth and the consequent increased number of vessels accessing domestic ports, in 2007 the bunker diesel oil market grew 4.4% and the bunker IFO market (a blend of fuel oil and diesel oil) increased 5.2%. Bunker diesel oil sales reached 220 thousand cubic meters and bunker IFO sales totaled 644 thousand tons. Petrobras Energía accompanied this growth and maintained its leading position in the market: bunker IFO sales volumes totaled 382 thousand tons, accounting for a 59% market share. In addition, the Company sold 44 thousand cubic meters of bunker diesel oil and maintained its second-place position in the market. These are some of the few non regulated segments in the downstream market.

Lubricants

The lubricant business was another highlight in Petrobras Energía’s performance during 2007. Lubrax hit a new sales record: 36,360 cubic meters sold in the Argentine market. This amount represents an 11.5% growth compared to 2006 and stands out against a moderate 5% growth of the domestic market. As a result, the Company reached a 11.7% share in the lubricants market.

In order to obtain these results the Avellaneda plant operated at full capacity. In addition, two new products were launched: Lubrax Valora 5W-30, a state-of-the art multigrade oil for leading edge gasoline engines, and Lubrax TRM 3 80W-90 for gearboxes. The exclusive dealers club was also formally launched. As a result of these and other actions, the Lubrax growth case in Argentina was granted the Mercurio Award in the category “Supplies” by the Argentine Marketing Association.

Gas stations and agro-centers

During 2007, the Company moved forward with the optimization of its gas station network. This implied termination of the business relationship with 45 gas stations that were not in line with Petrobras’ profile and addition of 6 new stations. This resulted in a 17% improvement in monthly average sales by point of sale.

The Company also continued implementing the program for a change of image of gas stations designed to strengthen customers positive perception of the Petrobras brand in the market. Eighteen new gas stations were identified under the Petrobras brand and as a result 75% of the 680 points of sale of the network already bear Petrobras image. In addition, 6 agro-centers were identified under Petrobras brand, reaching a total of 40 agro-centers identified.

Also with a view to improving the positive perception of the brand and services provided to customers, Petrobras Energía strengthened the development of Spacio 1 convenience stores.  In 2007, 4 new stores were added to the network, with 24 Spacio 1 stores at year end.

Refinería del Norte – (Refinor)

In 2007, Refinor increased its gas processing installed capacity by replacing the turbine that drives the Turboexpansion II Plant compressor early in May. As a result, the plant processing capacity increased by 850 Mm3/d and reached a total capacity of 11,050 Mm3/d.

Assembly works were performed as scheduled and included the participation of 236 persons from Argentina and other 6 countries, who worked during 35 consecutive days with no problems or accidents.

Gas - LPG

As a result of the above mentioned replacement of the Turboexpansion II plant turbine, since May 2007 Refinor has a total gas processing capacity of 20,350 Mm3/d, which allowed the Company to process an average of 18,600 Mm3/d in 2007.

In addition, LPG production in Turboexpansion plants recorded a monthly average of 29.5 thousand tons, similar to volumes in the previous year when the Company set a historical production record. LPG sales totaled 362.4 thousand tons during the year, 3% higher compared to 354.4 thousand tons in 2006.

Fuels

Mainly due to the decline in crude oil volumes available in the region, the refinery processed 15,914 bbl/d against an installed capacity of 26,417 bbl/d, and this also had an impact on fuel sales which reached 1.036 million cubic meters in the year, 503 thousand cubic meters of which were sold in the domestic market. The remaining volume (533 thousand m3) was sold in foreign markets, 93% of which was attributable to virgin naphtha.

Petrochemicals

The Petrochemicals business is a key component in Petrobras Energía’s strategy of vertical integration of its operations. The Company produces a wide array of products such as styrene, polystyrene, synthetic rubber and fertilizers, both for the domestic and foreign markets. Production activities are conducted both in Argentina and Brazil.

Petrobras Energía has the largest installed capacity to produce styrene and polystyrene in the region (and is also the only producer of liquid fertilizers), thus providing higher flexibility in customer service.

In 2007, the Company

- approved the Light Reformate Project (US$13.3 million investment) that will enable the Company to increase the benzene fractionation capacity and the aromatics recovery unit capacity, among other improvements.

- started to deliver bulk polystyrene in tank trucks, with a view to enhancing customer service, reducing costs and minimizing material handling.

- in the fertilizers segment, completed the revamping of the Campana Ammonia Plant. This will result in a 14% production increase.

- strengthened integration of the styrenics business, by consolidating the operating synergy of plants in Argentina and Brazil, with the development of exemplary logistics allowing to optimize business opportunities in both markets.

- in December 2007 the Company sold its 40% equity interest in Petroquímica Cuyo S.A.I.C. The price set forth in the stock purchase agreement was US$32 million, accounting for a P$40 million gain.

Argentine styrenics division

Styrene

In 2007 sales volumes of monomer styrene totaled 50.9 thousand tons, 36.5 thousand tons of which were sold in the domestic market, accounting for a 10% increase in sales volumes in line with the market growth. This growth was mainly attributable to the development of civil construction works, reflected in the production of EPS (expandable polystyrene), polyester resin and paints. Exports, in turn, fell 19% compared to 2006, mainly as a result of reduced sales to Chile.

In the ethylbenzene segment, sales volumes totaled 31.2 thousand tons, accounting for a 36% decrease compared to 2006. This decline was mainly attributable to an increased use of ethylbenzene to produce styrene in Argentina, since during 2006 the Company sent additional ethylbenzene to Innova as a consequence of the scheduled shutdown to perform expansion works at Puerto General San Martín Styrene Plant.

General San Martín port: Light Reformate Project

In February 2007, the Company approved the Light Reformate Project (LRP), with a US$13.3 million investment. The project objective is to increase benzene fractionation capacity from 60 thousand to 133 thousand tons per year and recover aromatics as petrochemical raw material (benzene) and to be used as solvent (toluene). This project is expected to increase the aromatics recovery unit capacity from 750 to 1,250 cubic meters per day. In addition, the Project involves installation of a pyrolysis gasoline partial hydrogenation plant that will allow for cleaner processing and will add value through its addition to motor gasoline blending.

Works started in March 2007, with a 70% progress at year end. Works will be completed during the Reformer Plant scheduled shutdown, which started in January 2008.

Polystyrene

During 2007 the polystyrene domestic market grew 13%, due to the general economic growth and increased production of durable goods such as television sets and refrigerators, major consumers of this product. Customers made significant investments in the extrusion area throughout 2007 and therefore increased consumption is expected for 2008.

In this market, sales volumes totaled 60.1 thousand tons. Domestic market sales reached 49.6 thousand tons, a 11% increase compared to 2006. October monthly production hit a new record of 5,863 tons, with an average of 7.96 tons per hour.

In the foreign market, polystyrene sales volumes totaled 10.5 thousand tons, a 25% decrease compared to 2006. This decrease is attributable to the mentioned increase in domestic sales due to the fact that the Company is operating at full capacity. In order to maintain export markets, a process involving a change in the origin of exports from the Zárate Plant, Argentina, to the Triunfo Plant, Brazil, is under way.

In addition, during 2007 the Company started to deliver bulk polystyrene in tank trucks, this representing a differentiating action in the market since it implies an improvement in customer service, lower costs and reduced material handling. To such effect, new 1.1 thousand ton storage silos were installed at the Zarate Plant.

The Company is developing new grades of high impact polystyrene that will allow to increase sales and open new markets.

Bi-oriented polystyrene (BOPS)

In 2007 sales of bi-oriented polystyrene (BOPS) totaled 12.5 thousand tons, of which 23% were sold in the domestic market and 77% were exported. Total sales decreased 7% compared to 2006, due to production stoppages during winter as a result of union strikes and operating problems at the plant.

Synthetic rubber

In 2007 Petrobras Energía’s synthetic rubber sales totaled 54.7 thousand tons, a 1.5% decline compared to 2006 mainly attributable to power supply restrictions imposed by the Government.

The Company sold 28.5 thousand tons in the domestic market, a 6% increase compared to 2006. Improved sales result from a higher activity level in the tire, band and shoe segments.

In the foreign market, the Company exported 26.2 thousand tons of synthetic rubber, an 8% decline compared to 2006.

Innova S.A. - Innova

In Brazil, the styrene market grew 9% in 2007 (excluding consumption for polystyrene and applications of styrene producers) mainly as a result of the growth of the automobile and civil construction sectors, reflected in acrylic resin and polyester production.

In this market, Innova reached a 42% integrated market share (styrene + polystyrene) and consolidated its leading position. The Company’s performance in 2007 included a total production of 205 thousand tons of ethylbenzene and 223 thousand tons of styrene. Polystyrene production reached 123 thousand tons, a 9% rise compared to 2006.

In October 2007, a shutdown for scheduled maintenance works was performed at the styrene and polystyrene plants. However, customer demand was fully met.

In Brazil, styrene sales totaled 133.2 thousand tons, an 18% increase compared to 2006.  Polystyrene sales, in turn, reached 100 thousand tons, a 21% rise compared to 2006.

Polystyrene exports reached 21 thousand tons, mainly to Argentina, Africa and Central America. The 33% decline in polystyrene export volumes compared to 2006 was attributable to the strong growth of the Brazilian domestic market where Innova reaffirmed its leading position.

In line with Innova’s philosophy of growing in the Brazilian styrene market, during 2007 Innova entered into commercial agreements and contracts with the main customers, for loyalty building purposes, and developed long term relationships, among other actions. Innova continued implementing an approach strategy among the main customers. Within this framework, meetings were held at the plant to generate approaches, strengthen relationships and consolidate confidence to the market. Innova also participated in actions designed to boost development of the EPS civil construction market, thus achieving increased consumption of styrene.

The polystyrene segment business strategy focused on defending market leadership. In this respect, the company strived to increase market share by increasing sales through a more aggressive position in the market. This strategy was implemented by preserving main customers’ loyalty. Innova is currently developing new grades of high impact polystyrene that will result in increased sales in the refrigeration, packaging and electronics segments.

In addition, Innova was recognized as the best Brazilian chemical and petrochemical company according to the ranking published by the magazine ISTOÉ Dinheiro, based on the analysis of financial management and social and environmental responsibility, among other aspects, and became the first petrochemical company in Brazil to receive ROHS (Restriction of Hazardous Substances) certification, a European Union standard under which companies must demonstrate that their products conform to the required minimum level of substances harmful to the environment and human health.

New ethylbenzene plant

In late 2006, Innova started the construction of the new ethylbenzene plant which, through more integrated and efficient operations, will allow to reduce costs and incorporate state-of-the art technological concepts in terms of safety and environment, with reduced effluents and emissions to the atmosphere. About 600 people are currently participating in the construction works, which involved the execution of 13 agreements with companies that provide infrastructure, construction and electromechanical assembly related services. In late 2007 equipment purchases for the plant and auxiliary systems were completed. Start up of production is expected in the second semester of 2008.

Fertilizers

The fertilizers market in Argentina recorded a 10% growth, with a 19% rise in the nitrogen fertilizers market and a 5% increase in the phosphate fertilizers market. This growth primarily results from the high prices of grains (wheat, soybean, corn and sunflower).

Petrobras Energía’s total sales volumes were lower compared to 2006, mainly due to a strategy shift aimed at optimizing product profitability. Along these lines, the liquid fertilizers commercial strategy was reoriented to position their products as premium products, with a price 12% higher compared to solid substitute products.

Storage logistics grew in the Company’s warehouses and replaced leased services. At Campana the last stage of extension works in the tanks area was completed and dispatch capacity was improved by 30%, with the addition of a loading line. As a result, a 70 thousand ton storage capacity was reached.

The Company also completed the revamping of the ammonia plant, allowing for a 14% production increase.

Gas and Energy

The Gas and Energy business enables Petrobras Energía to consolidate as an integrated company, maximizing profits from gas and electricity production and ensuring self-supply through its active presence in the market.

In the gas segment, Petrobras Energía conducts sales transactions of gas produced by the Company and imported gas. The Company also provides brokerage services to producers who prefer to outsource gas and LPG sales and positions itself as a major commercial service provider. The Company was awarded with the license to transport gas, through Transportadora de Gas del Sur, in the southern region of Argentina and it also processes and markets natural gas liquids.

In the electricity business, Petrobras Energía is engaged in generation and distribution activities and is positioned as a major player in the Argentine electricity market. Electricity generation allows the Company to accelerate monetization of gas reserves. Distribution provides the Company with new growth opportunities, adding value through sales to end users and the development of cutting-edge technology.

In 2007, the Company

-  approved construction of the new 170 MW Thermoelectric Plant close to the existing Genelba Power Plant, in Marcos Paz. The Project has been pre-qualified by the Secretary of Energy.

-  signed the Natural Gas Producers Agreement to ensure supply of domestic demand, excluding own consumption.

-  sold 3.3 thousand tons of bulk liquefied petroleum gas (LPG) and consolidated in the market, with an increased number of customers and installed tanks. The Company also opened a new bulk sales market in Neuquén that absorbed 55% of total sales.

-  TGS successfully completed expansion of the firm transportation system by a total of 1.6 MMm³/d, through the installation of 80 km of additional pipelines and the repowering of a compressor plant, resulting in a P$19 million increase in annual revenues from gas transportation.

-  Edesur made P$260 million investments, with total accumulated investments of P$3,623 million since the beginning of the concession. The investment plan implies the compliance with the terms of the Memorandum of Agreement entered into with the Government.

-  in compliance with the commitment assumed by Petrobras Energía with the Argentine Government upon approval by the Comisión Nacional de Defensa de la Competencia (Argentine antitrust authorities) of the stock purchase agreement of the shares representing Petrobras Energía Participaciones S.A.’s majority capital stock by Petrobras Participaciones S.L., Petrobras Energía sold its 50% equity interest in Compañía Inversora en Transmisión Eléctrica Citelec S.A.

Gas

Marketing

Petrobras Energía continued providing gas and liquefied petroleum gas (LPG) brokerage and trading services to related companies and other producing companies in order to expand business opportunities.

In 2007, sales volumes in Argentina of gas produced by the Company and imported gas totaled 8.18 MMm3/d. The Company also sold 254,914 tons of LPG produced by the Company and imported LPG. The Company, in turn, sold under the brokerage modality  7.35 MMm3/d of gas and 34,087 tons of LPG. Gas volumes transported by the Company (owned and third parties’) grew to 4.2 MMm3/d.

In terms of bulk LPG, sales volumes significantly increased. The Company installed 60 tanks and captured 17 new customers, and as a result sales increased from 486 tons in 2006 to 3.3 thousand tons in 2007. Petrobras Energía also opened a new bulk sales market in Neuquén that absorbed 55% of total sales. The Company also built an automobile LPG gas station.

Another highlight for the year was the execution of the Natural Gas Producers Agreement to ensure supply of domestic demand, excluding own consumption that will be supplied by the Company’s own production.

Transportadora de Gas del Sur S.A. – TGS

TGS was able to refinance its long-term debt. As a result, restrictions were eliminated or made more flexible, interest rate was reduced and maturity dates of principal were extended, with an extension of the debt average term from 4.3 to 8.5 years. This refinancing transaction involved a US$130 million debt reduction to US$500 million. This financial restructuring was accompanied by an operating improvement, since the company was able to exceed the reliability levels required by ENARGAS for gas pipeline operations.

In addition, TGS successfully completed expansion of its firm transportation system (started in 2006) by 1.6 MMm³/d, through the installation of 80 km of additional pipelines and the repowering of a compressor plant. This resulted in a P$19 million increase in annual revenues from gas transportation.

In the regulated segment, TGS increased both daily average deliveries to 63,015 Mm3 and firm transportation contracted capacity to 72.69 MMm3. In addition, the company was able to extend the terms of contracts expiring between 2008 and 2011. The new average term of renegotiated contracts is 27 years.

The regulated segment, however, could not restore the profitability of the business. In spite of the negotiations carried out with the Utilities Contract Renegotiation and Analysis Committee (UNIREN) in 2007, an agreement was not reached with the Argentine Government. This lack of definition as regards regulatory matters has been one of the major challenges the company had to face since the 2001 crisis and is crucial to the gas transportation business strategy in the mid term.

TGS revenues from the non regulated segment continued to account for a high percentage of the company’s revenues (approximately 59% in 2007). Natural gas liquids (NGL) sales volumes decreased by 21% to 815,871 tons. The year’s production levels were adversely affected by supply restrictions on natural gas industrial users. Due to high demand by users of uninterruptible supply as a consequence of low temperatures during the winter, the Argentine Government decided to redirect gas for industrial users, among which Cerri Complex was one of the most affected users due to its relevance and position in the transportation system.

In addition, as a result of the energy situation, TGS products had access to new markets and swap transactions that enhanced product value. This, in addition to favorable international prices, allowed to partially offset lower production levels. Strengthening of logistics services related to reception, storage and dispatch of third party products also had a positive impact.

Electricity

Generation

In 2007, the demand for electricity continued its upward trend, with a 6.7% increase. This growth was mostly covered by thermal generation (55.5%) and hydraulic generation (35%). Nuclear generation and imports covered 6.1% and 3.4% of demand, respectively.

Among the year’s highlights were the following:

- implementation of FONINVEMEN II (Fund for investments required to increase the electric power supply in the Wholesale Electric Market) to which generation companies will contribute 50% of their profit margins to continue construction of the Campana and Rosario plants or may recover contributions for new investments by private players.

- scheduled restrictions on electric power demand, for the first time since 1989. These restrictions resulted from the significant increase in residential electric power demand during winter (one of the coldest winters in the 1943-2007 period). The increase in demand reached 25% in certain regions and averaged 17% in the whole country, mainly due to low temperatures.

- drought at the Comahue basin. As a result of one of the most severe droughts recorded in the basin, no significant incoming flows resulting from rains were recorded.

Genelba thermoelectric power plant

In 2007 Genelba Thermoelectric Power Plant generated 4.4 thousand GWh of electricity, with an 84% availability factor. Along these lines, Genelba reached a 4% share of total power generation for the year and a 7.5% share of thermal generation.

This reduced performance compared to previous years resulted from major maintenance works at Genelba three units in April and November, during a 5-week period each. Maintenance works were completed ahead of schedule with highly positive results.

Pichi Picún Leufú Hydroelectric Complex - HPPL

Water flows from Comahue were one of the lowest ever recorded and this adversely affected HPPL generation. Incoming flows from the Limay river were 33% below average, while flows from the Collón Curá river were on the same level, 34.6% below average.

Consequently, HPPL generation decreased to 731 GWh, accounting for a 50% decline compared to 2006 and representing the plant minimum historical values. With an 88% availability, HPPL had a 0.7% share of total power generation for the year and a 2% share of hydraulic generation.

In the January-May period, major maintenance works were performed in Unit No.2, with highly positive results. Works were completed as scheduled and the unit was in perfect operating conditions. Major maintenance works in Unit No.3 started in November and are expected to be completed by April 2008.

Another highlight for the year was that HPPL maintained certification to ISO 9001-2000 quality standard including the Commercial Department and updated its monitoring system.

Distribution

Edesur S.A. – Edesur

Argentina’s economic growth had an impact on the electricity demand, which surpassed consumption levels recorded prior to the 2001 crisis. In Edesur concession area, demand increased to 17,860 GWh, a 7.7% compared to 2006, with a 3,111 MW peak demand record for the Company in May 2007.

Electricity sales also hit a historical record of 15,952 GWh during the year, including 2,410 GWh for distribution services to large users, accounting for a 7.5% increase compared to 2006.

In addition, during 2007 Edesur’s variable annual loss rate remained almost unchanged at 10.7%. Edesur’s customer portfolio increased 1.4% to 2.226 million users, maintaining the upward trend resumed two years ago.

In order to provide the best service to users, Edesur

- on November 1, 2007 conducted a drill involving severe failures in the high voltage system to test the Emergency Operation Plan certified by IRAM six years ago.

- inaugurated the Transradio High and Medium Voltage Substation, the largest electricity infrastructure work in Buenos Aires since the 2002 devaluation, and commercial offices in the Administrative Sector of the new Municipal Building located in Ezeiza.

- was authorized by ENRE (National Electricity Regulatory Entity)–through ENRE Resolution 581/2007- to develop non regulated businesses and charge for them in its bills.

- used available resources to support provision of services, investing during 2007 P$260 million, reaching an accumulated investment of approximately P$3,623 million since the beginning of the concession.

- created a seal to recognize energy responsible companies and stores in order to promote rational use of energy.

- successfully completed placement of P$165 million Corporate Notes (Obligaciones Negociables) through public bidding in the capital market.

As regards tariff increase, following publication in the Argentine Official Gazette of Resolution 50/2007 issued by the ENRE, a rise in Edesur’s tariffs was authorized for the first time since devaluation, a 28% increase for all tariff categories except for T1R1 and T1R2 Residential ones.

Quality, Safety, Environment and Health

Petrobras Energía believes that caring for the environment and for the health and safety of people is crucial to the success of its business. In this regard, it defines itself as a socially oriented and environmentally responsible company in continued search for excellence management.

Acting on this belief, during 2007, the Company:

- through Petrobras, was included in the Dow Jones Sustainability Index (DJSI) group.

- advanced in the implementation of process management improvement plans and extended the Excellence Management program to evaluate complete business units. It also completed implementation of the Standardization Process, a crucial development towards improved standards of quality and transparency.

- trained 3,100 workers, supervisors and heads of contracting companies in safety, environment and health issues and 2,900 workers -own staff and third parties personnel- in injury prevention leadership.

- started to develop ecoefficiency guidelines and indicators and prepared ecoefficiency standards focused on issues such as waste, air emissions, affected areas, hydro resources and biodiversity. At the same time it continued with different soil and water sanitation and recovery programs.

- through individual and group consulting sessions on health issues, it attended more than 1,300 employees and organized training activities (also on health related issues) for the communities where the Company performs operations.

Quality: continued search for excellence

Petrobras Energía is moving towards excellence in process management. One of its tools to achieve this goal is the Excellence Management Program, which started in 2004/2005 with the evaluation of organizational units in all business segments and continued in 2006 with the implementation of more than 40 improvement plans.

This year, in addition to advancing in the implementation of such plans, the Company extended the evaluation to cover complete business units, as in the case of Gas and Energy, through a simplified innovative process. In addition, it continued strengthening management quality by extending the ISO 9001 certifications to the Refining and Distribution segments and maintaining such certifications for the already certified units.

Another goal of Petrobras Energía is moving towards a transparent and integrated management, with even more efficient operations. Therefore, in 2007, the Company completed the implementation of the Standardization Process, based on the application SINPEP (Petrobras’ Electronic Integrated Standardization System), specially designed for process management.

Safety: maximum prevention, zero accident

The Company plans and designs actions tended to reinforce accident, incident and deviation prevention, as it understands that it is the key to achieve the objective of maximum safety.  To such end, in 2007 the Company:

- organized the second Petrobras Energía Contest in HES Good Practices, which allowed to share -both internally and with contractors - the best works implemented by the Company during the 2006/2007 period (those works which resulted in increased synergy among the different business units) in order to create a greater interest in QHES excellence standards.

- conducted audits of strategic safety and hygiene procedures in the different assets.

The Company also concentrated its efforts on training and increasing awareness of its own or contracted personnel towards consolidation of a safety culture. To such end, the Company:

- trained 2,900 workers - own and contracted workers - in injury prevention leadership, totaling 4,700 since its inception in June 2006.

- trained in safety, environment and health issues, 3,100 workers, supervisors and heads of contracting companies, at Petrobras University. This training was extended in 2007 to the Oil and Gas Exploration and Production business units in Argentina, Peru and Ecuador.

- implemented theoretical-practical courses on defensive driving aimed at preventing road accidents involving Petrobras Energía’s personnel, within the scope of the Road Safety Program.

- developed self-management material for training in issues specifically related to accident causes.

Environment: protecting the surroundings

After a rigorous economic, social and environmental evaluation, Petrobras Energía was included, through  Petrobras, in the Dow Jones Sustainability Index (DJSI) group. This index evaluates corporate sustainability in almost 60 economic sectors worldwide. This achievement shows that the Company cares for the environment and general welfare, has an adequate relationship with its groups of interest and acts in a transparent and responsible manner, caring for future generations.

In line with this concern, in 2007 Petrobras Energía implemented several actions aimed at minimizing the impact of its operations and reducing associated risks.

Operating improvements, remediation and waste treatment

In order to optimize the performance of its facilities and protect the surroundings, the Company advanced with the duct integrity project. It also made improvements to the effluent and drainage plant systems, repaired production facilities, completed a revamping of LPG round sprinklers and improved the fire systems.

In addition, in 2007 it continued with the implementation of remediation projects (sanitation and recovery of affected soils and water) both at gas and oil fields and at refineries. In addition, it is finishing the implementation of a corporate system for management of waste.

Ecoefficiency guidelines and indicators

Petrobras Energía continued developing ecoefficiency guidelines and indicators directing environmental management efforts towards the optimal use of natural resources and energy with the minimum impact on the environment, without losing focus on profitability. The Company developed ecoefficiency standards on waste, air emissions, affected areas, hydro resources and effluents, biodiversity and environmental licensing. It also continued developing guidelines and indicators related to biodiversity management in sensitive areas.

Environmental training and awareness

Together with the Amigos de la Patagonia association and the non-governmental organization WET (Water Education for Teachers), Petrobras Energía developed this year "WET Training Workshops for teachers and the public" in the cities of Río Gallegos and Neuquén. The objective of these workshops is to create awareness of environmental care and teach the correct management of water, organizing training activities for teachers and diffusion activities for the public. Also within the scope of this alliance with WET, Petrobras Energía sponsored the publication of the Argentine Wet Guide, which contains activities for learning water care for different subjects included in the school curricula.

In addition, the Company continued technically and financially supporting the Globe Environmental Education Program (Global Learning Observations to Benefit the Environment), which promotes the practical study of environmental science and care at educational institutions.

Contingency systems

In order to further improve its response capacity in case of accidents, Petrobras Energía successfully implemented throughout 2007 several improvements in contingency systems, such as the Land Emergency Plan. Moreover, it planned and carried out in Argentina land and sea emergency drills. The drills on toxic substance spills in the highways Autopistas del Sol and Buenos Aires-La Plata stood out for their magnitude. The Company also continued to equip its Environmental Defense Centers designed to provide immediate emergency support.

In training terms, it advanced with its Comprehensive Training Program which involved not only its own personnel and contractors’ personnel but also the different groups that must make up a reliable emergency response team: authorities, fire fighters and Civil Defense staff. Petrobras Energía successfully organized five workshops on Handling of Emergencies with Chemicals, Liquid Fuels and Liquefied Petroleum Gas (LPG). One of the most important workshops was the one conducted in the city of La Plata, together with the Civil Defense force of the Province of Buenos Aires.

Another 2007 highlight in the field of safety was the implementation of the Environmental Volunteers Program for the first time in Ecuador. The program was implemented in Block 18 with the participation of aboriginal communities.

Health: for a better quality of life

Petrobras Energía continued developing its Health Promotion and Protection Program which promotes a healthy diet and physical activities habits and works on the handling of stress and the prevention of accidents, in order to improve the health and quality of life of its employees.

In this respect, the Company took different actions, including among others, the implementation of Individual Consulting services, effective since 2006, which made available to employees a specialized professional for individual inquiries at working places. Specialists gave their advice on issues related to healthy feeding, stress, physical activity and smoking to approximately 1,400 employees.

In addition, Petrobras Energía

- provided 10 new defibrillators to different gas stations.

- organized physical activities in which almost 4,000 employees of the different business units participated.

- continued developing workshops on a wide variety of topics such as food myths, weight control, food and diabetes, stress, aerobic activities and smoking, among others.

Communities near the plants could also participate in the health training activities organized by Petrobras Energía.

Human valuation

One of the most valued assets in Petrobras Energía is its people. It is through them, their talents and commitment, that the Company contributes to the development of competitive advantages, both in the business and in community, and therefore focuses its efforts on creating opportunities for training, development and improvement of the quality of life.

In 2007, the Company

- Introduced a cultural change in its management model, starting with the implementation of ProAni in the cycles of Human Resources and Procurement and Inventories. This process integration provides a horizontal view of the Company and enables the sharing of practices among businesses.

- Took part in several actions of dialogue and exchange with trade unions aimed at promoting agreements.

International integration process program (ProAni)

In 2007, Petrobras Energía moved forward towards management by process. After more than two years of planning and development, the first cycle of ProAni was started up, one of the most significant milestones for the Company in the year. This project - based on the implementation of a single management model in each unit of Petrobras’ International Area - promotes, among other things, a horizontal view of the organization and the ability to share knowledge, experiences and practices among the different businesses involved. ProAni also provides greater data transparency in all processes as all transactions can be viewed in real time (procurement, production, maintenance, etc.).

In implementing ProAni, Petrobras Energía has trained, up to November 2007, 2,617 employees in 897 courses. The first area to receive training was Human Resources, followed by Procurement and Inventories. The rest of the cycles will be added as from 2008.

Personnel management

The Company aims at excellence in management by processes as a means to consolidate its positioning as an integrated and effective company. This requires, among other things, a reorganization of the structures so that they can meet the demanding goals set by Petrobras Energía. In 2007, the Company focused on this objective.

Petrobras Energía is focused on its people in areas such as Recruitment, Compensation and benefits, Training and development, and Internal communications and media.

Recruitment

The Company finds that it is of the essence to have the best trained and most suitable professionals in each position. How does it meet this goal? It resorts to different channels for the search and recruitment of its personnel, which should allow it to maximize process equity and transparency.

Moviliza program

Petrobras Energía prioritizes internal applicants when filling vacant positions, thus offering to its own people opportunities of new challenges and professional development. It also considers that one of the key factors to reach excellence is filling each position with the most suitable person. In this manner, it guarantees the internal mobility of its resources through various tools. One of them is the Moviliza program, which allows it to fill vacant positions with own resources up to senior levels. During 2007, responding to advertisements published on this tool, the Company received 183 applications to fill 53 vacancies.

Employment fairs

There are numerous professionals who are interested in joining the Company and see their professional careers evolve here. This was evident at Expo online, the virtual employment fair where Petrobras Energía took part for the third year in a row in order to make its business and people management philosophy known, as well as to update its base of prospects.

In the 2007 edition of the Internet employment exhibition, the stand of Petrobras Energía had 35,120 visits and received 12,147 resumes from interested people.

Compensations and benefits

The compensation policy in Petrobras Energía is based on two principles: external competitiveness and internal equity. Along these lines, and considering the concerns and suggestions surveyed, the Company has implemented actions designed to remove inequalities and overlapping in salaries, and aimed at achieving a positive impact on the working climate. Therefore, in September 2007, the Company conducted a salary review that took into consideration the structure, positioning in the market and budget approved by the Board of Directors.

On the other hand, the Company continued investing on the well-being of its employees, both in the short and long terms. During 2007, it maintained the pension plan and the traditional scholarships and school aid for the employees’ children, among other benefits.

Union relations

The collective bargaining process continued in 2007 at a national level for the various production activities. Although there was no explicit official guideline on this respect, some unions achieved agreements that fell within the economic estimates expected by the National government.

As the bargaining process advanced, the demands became more aggressive, significantly exceeding the forecasted inflation in some activities. This generated a high degree of union conflictiveness in negotiations, and many activities were affected by direct actions, with strikes that negatively affected the operations.

The negotiations with the unions of Private, Senior and Chemical Oil Workers were not exempt from this framework of conflictiveness. Petrobras Energía had an active participation before the trade chambers related to its business, taking part in the different negotiation committees, to achieve the necessary agreements that could ensure the normal development of operations.

Training and development

In line with previous years, during 2007, Petrobras Energía has sought to promote among its employees the development and update of their knowledge and skills, consistent with the model of competencies and values. Among other initiatives, the Company moved forward with its corporate Managerial Education and Management Training programs.

Additionally, in aligning the training management with the business needs, 40,800 training hours were provided by the Company at its Training Center. These classes were attended by 5,004 participants, comprising own personnel, operators and suppliers related to the Gas Stations Network.

Employees’ commitment and satisfaction

Internal satisfaction and organizational climate surveys

In January 2007, the Company started the second process of Evaluation of Internal Customers Satisfaction in support areas. In the 2007 edition, the participation percentage increased by 26 points in average as compared with the previous survey, accounting for 2,442 replies more than in the first edition.

In addition, the 4th Organizational Climate Survey finished at the beginning of March 2007, which received the opinion of over 4,000 employees. Participation levels climbed to 75%, two points higher than the percentage reached in 2006, while the employees’ rate of satisfaction increased one point, reaching 66% as measured by the favorability rating.

Internal communications and media

In Petrobras Energía, one of the ways to increase efficiency in management is keeping employees well informed. For such reason, it conducts various actions of internal communication, aligned with the business objectives and designed to make the everyday work easier.

These actions include internal communication campaigns that convey values, good practices or knowledge for management. In 2007, campaigns were held in relation to the Health Week, the Environmental Day, the Safety Day, the Road Safety Week, the Performance Management System, Petrobras Image Bank, the Alcohol and Drug Policy, and the new policies on Quality, Health,  Environment and Safety (QHES).

External sponsorship actions also helped to strengthen identification of the internal public with Petrobras. Examples of this were Maná and Ricky Martin music concerts and the book fair.

Publications

As in previous years, the Company brought to its personnel all news about its businesses through its bi-monthly magazine “Petrobras Energía”. It also produced two special issues on the occasion of the implementation of one of the most significant projects for management: ProAni.

Another successful publication of Petrobras Energía is the magazine for children Superchicos. In its two versions, Argentinean and Ecuadorian, it is addressed to the employees’ children, schools and gas stations.

Besides, the Company publishes other graphical resources addressed to various audiences, both internal and external, such as the productions made by the refineries San Lorenzo and Bahía Blanca, the publication for employees of gas stations, or the magazine 360° for customers.

Intranet and Internet

The intranet is one of the communication tools most used by employees to get information on the Company. To expand its use, in 2007 Petrobras Energía installed digital kiosks to facilitate information access to those employees who do not have a computer.

On the other hand, new developments were added to the website www.petrobras.com.ar designed to gather information on end consumers, such as the sites for Lubricants and Sponsorships.

Corporate social responsibility

For Petrobras Energía, being a socially responsible company represents a way of management: an identity brand that accompanies its economic growth and generates programs with ethical, human, social and environmental value. With this goal, the Company, in the communities where it operates, develops a private social investment strategy the keystones of which are: children health, work integration of the youth and road education for the prevention of traffic accidents.

In 2007, the Company

- carried out an action of participatory diagnostics on the rights of children and youth, which will be used as guidance and support for the projects that it will implement on matters of Private Social Investment from 2008 onwards.

- extended the program Educate to Work (Educar para Trabajar) to the provinces of Río Negro, La Pampa and Santa Fe, with 23 workshops where 368 people were trained in 9 locations.

- continued organizing musical events and other shows under the program Energy for Children (Energía para los Chicos), which allows to raise funds for public children’s hospitals.

- trained, under the Petrobras Road Education Program, over 200 young “pre-drivers”, aged 16 to 18, on the use of road safety measures for pedestrians, drivers and motorcyclists.

- promoted the integration of individuals with special abilities through “Integratenis”, a program in partnership with the Argentine Association of Adapted Tennis (AATA) and the Civil Association La Usina.

- continued traveling the roads for the benefit of children in communities with difficulties of access to the health system on its Mobile Pediatric Unit, which in 2007 arrived for the first time at the city of Bahía Blanca.

- supported initiatives that reinforced its commitment with the challenge of water care, such as the workshops “Water, Education and Community”, held in the city of Neuquén, and the publication of the guide for teachers, parents and students Agua y Educación.

Participatory diagnostics on children and youth

During the first semester of 2007 Petrobras Energía conducted an action of participatory diagnostics on the situation of the rights of children and youth in seven locations where it holds assets. Its goal was to identify, together with the relevant players in each territory, the main local issues relative to such rights, as well as the responses that are presently given by the State, companies and civil society organizations. To such end, the diagnostics included a round of consultation with government officials, representatives from social organizations and the private sector, members of the academic community and the press. The locations comprised in this process were: Cañuelas, Marcos Paz, Bahía Blanca and Zárate (in the province of Buenos Aires); San Lorenzo, Puerto General San Martín (in the province of Santa Fe); and Río Gallegos (in the province of Santa Cruz).

With this information, the Company is working on the creation of a platform to drive its private social investment plans as from 2008.

Corporate programs

Educate to Work

Petrobras Energía is convinced that education plays a leading role in the growth of the country. Seeking to support it, and through an effort coordinated with the Directorate of Culture and Education of the Province of Buenos Aires and the National Technological University (UTN), the Company developed the Petrobras Program “Educate to Work” (Educar para Trabajar). This program offers free training in crafts with a high labor demand to young people aged 18 to 30, who wish to become included in the labor world.

In 2007, the third edition of the Program was extended (in addition to Greater Buenos Aires) to the provinces of Río Negro, La Pampa and Santa Fe. There, in 9 locations, it organized 23 workshops oriented to crafts and technical knowledge, such as varied welding procedures, dry construction, health and safety prevention, quality management systems and first aid, among others. The 368 graduates this year added to over 500 from the previous two editions of the program.

Energy for the Children

The goal of the Program “Energy for the Children” (Energía para los Chicos) is to make a contribution to public hospitals in Argentina, in particular to those that are devoted to the health care of children, through sponsorship and other different sports and music actions. To such end, during 2007 the program organized solidarity music concerts with Mercedes Sosa, Luciano Pereyra, Airbag, Axel and Luciano Supervielle in the provinces of Santa Cruz, Buenos Aires, Santa Fe, Neuquén and Córdoba.

Road Education

Argentina is among the countries with the highest rates of casualties in traffic accidents, a reality that should not be viewed with indifference. For the community to become aware of the importance of accident prevention and the proper use of safety measures, Petrobras Energía conducted the Petrobras Road Education Program.

In 2007, under this program workshops were organized in the city of Avellaneda (province of Buenos Aires), aimed at intensifying the use of road safety measures for pedestrians, drivers and motorcyclists. The activities reached around 200 young pre-drivers, aged 16 to 18, coming from six schools of the area.

At the end of each lecture, given by personnel from the Experimentation and Road Safety Center, Petrobras Energía handed out communication materials to students and teachers, in order to guarantee the continuity of this activity at schools.

Alliance Programs

Petrobras Energía believes that the best way to serve the needs of the communities where it operates is through networking. Consequently, in order to leverage the synergies of common efforts with other organizations, the Company entered into medium-term alliances with NGOs that promote social inclusion and integration, in particular those for underprivileged children, adolescents and youth.

Integratenis program

Physical education and tennis instructors, students, parents, teachers, sports men and women and journalists participated in the Integratenis Program, conducted by Petrobras Energía, the Argentine Association of Adapted Tennis (AATA) and the Civil Association La Usina, aimed at relating and integrating individuals through the practice of sports.

In 2007, this program was introduced under the Petrobras Future tournament that was played in the cities of Buenos Aires and Rosario, and then extended to other locations where the Company has a presence through its operating units: Marcos Paz, Zárate, Cañuelas and Campana. The activities included an awareness workshop and a tennis clinic with professional players in wheelchairs. In this way, the organizers’ and the participants’ commitment was joined to the efforts of those who work every day for the construction of a society where the difference is appreciated.

Routes of solidarity for the health of children

Another of the actions carried forward by Petrobras Energía as a contribution to a better quality of children’s lives is the social sponsorship of the Mobile Pediatric Unit since 2004. The Mobile Pediatric Unit is a joint project between La Casa de Ronald McDonald, the Argentine Association for the Aid to Childhood and Austral University Hospital, which provides primary health care, dental prevention, health education and vaccination for children in communities with difficult access to the health system. To such end, the unit has two medical-dental offices, one reception room and state-of-the-art equipment for the detection of hearing and visual problems.

In 2007, and with the social sponsorship of Petrobras Energía, the Pediatric Unit visited for the first time the city of Bahía Blanca, in the province of Buenos Aires, where it conducted health prevention and care actions with 250 children from School No. 70 and Kindergarten No. 926 of Loma Paraguaya and San Dionisio districts.

But Bahía Blanca was not the only location visited by the Mobile Pediatric Unit. As in previous years, it was also present in the locations of Campana, Zárate and Avellaneda, in the province of Buenos Aires. There it offered over 200 pediatric and dental consultations, and lectured on workshops on oral and dental hygiene and health for children, with the participation of teachers and management staff.

During the year, the Mobile Pediatric Unit reached over 300 families, while since its startup it has provided care to over 20,000 children in the provinces of Salta, Santa Fe, Buenos Aires, Tucumán, Corrientes, Jujuy, Santiago del Estero and Catamarca.

Water, education and community meetings

The water issue is nowadays a worldwide priority. Petrobras Energía is aware of this issue and has consequently been a participant to the meetings “Water, Education and Community,” held in September in Neuquén, organized by the Association of Friends of Patagonia (AAP) and the Inter Jurisdictional Authority of the Basins of the Limay, Neuquén and Negro rivers.

These workshops were useful to spread among teachers and the community the value of natural resources, as well as to promote their care and improved management. These are the goals fostered by AAP with the support of the environmental education project WET Argentina (Water Education for Teachers).

In parallel, Petrobras Energía has sponsored the publication Agua y Educación (Water and Education), the first educational guide targeted to children, parents and teachers that is focused on this issue. This guide is a practical and instructive tool that offers to teachers the possibility to address this complex issue in an entertaining, creative and motivating fashion.

For the Company, the support given to these initiatives meant reinforcing the challenge in water care, an issue that concentrates a large part of its efforts relative to the protection of the natural environment, in its role of a socially and environmentally responsible company.

Sponsorship of the Childhood Chapter

In 2007, Petrobras Energía sponsored the “Childhood Chapter” within the framework of its strategic alliance with the Civil Association Periodismo Social, together with the C&A Foundation, UNICEF in Argentina and the ARCOR Foundation. “Childhood Chapter” is a program engaged in the daily monitoring and assistance of mass media, in contact with social organizations and experts, with the purpose of improving the coverage of childhood and adolescence issues and bringing the rights of children and youngsters to the core of the national public agenda.

Analysis of the Consolidated Results of Operations

In accordance with the procedures set forth by Technical Resolution (“TR”) No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), the Company consolidates line by line its financial statements with those of the companies over which it exercises direct or indirect control and joint control. Joint control exists where shareholders representing a voting majority have resolved, on the basis of written agreements, to share control over defining and establishing the company’s operating and financial policies. As of December 31, 2007, we exercise joint control over Distrilec Inversora S.A. (“Distrilec”), Compañía de Inversiones de Energía S.A. (“CIESA”) and Petrobras de Valores Internacional de España S.L. (PVIE).

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, reflecting separately the minority interest. The related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the company.

In order to evaluate the business’ performance, Company’s management separately analyzes the results and the financial position of CIESA and Distrilec, companies under joint control with third parties. Consequently, and in line with the Management’s view, the analysis below is based on the consolidated results of the Company without taking into account the effects of the proportional consolidation of the results of CIESA and Distrilec and, therefore, it is not directly comparable to the reported information in the financial statements.

Introduction

1) Argentine economic situation

Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and will continue to have a significant effect on Argentine private sector entities, including the Company. Specifically, the Company has been affected and might be affected by inflation, interest rates, the value of the peso against foreign currencies, price controls, business and tax regulations and in general by the political, social and economic environment in Argentina.

a) Peso devaluation

As of December 31, 2007, the peso-U.S. dollar exchange rate was P$3.15 per U.S. dollar, as compared to P$3.07 and P$3.03 as of December 31, 2006 and 2005, respectively.

Almost all of the Company’s financial debt, as well as a significant portion of the debt of its related companies, is denominated in U.S. dollars, which exposes the Company to exchange risks. The diversification of the Company’s business, with foreign operations having a cash flow primarily denominated in U.S. dollars and commodity prices that are sensitive to U.S. dollar changes help us to mitigate our Peso-U.S. dollar exchange exposure. Exchange differences arising from the Company’s liabilities denominated in foreign currency assumed as hedge of the net investment in foreign entities are not directly charged to results but are recorded in the “Deferred Results” account in the Shareholders’ Equity, where the effects from the translation of operations abroad are also recorded.

Based on the above, the exchange differences for 2007 and 2006 accounted for losses of P$9 million and P$6 million, respectively.

b) Inflation

In accordance with the generally accepted accounting principles in Argentina, the Argentine Federation of Professional Councils in Economic Sciences (FACPE) is responsible for permanently assessing the existence or not of an inflation or deflation context.

In March 2003, as a result of the Argentine economy's stabilization, after the marked instability evidenced throughout 2002, the CNV, through General Resolution No. 441, provided that as from March 1, 2003, financial statements had to be stated in nominal currency.

Since 2004, price indices have evidenced clear signs of acceleration encouraged by the pace of economic growth. The consumer price index increased by 8.5% in 2007, 9.8% in 2006 and 12.3% in 2005 while the wholesale price index went up by 14.4% in 2007, 7.1% in 2006 and 10.8% in 2005. Historically, the Argentine economy has experienced significant volatility, featured by periods with high inflation levels.

If adjustment accounting were reinstated, financial statements should be stated in constant currency.

In the past, inflation significantly undermined the development of the Argentine’s economy and government's capacity to create conditions for growth. While inflation rates currently remain within reasonable parameters, the Company may give no assurance that this situation will persist in the future. Sustained inflation in Argentina, without the passing through to the prices of products sold by the Company in the domestic market, could have a negative effect on the results of operations and the financial position of the Company.

c) Situation of interest in public utility companies

The macroeconomic scenario after enactment of the Public Emergency Law implied a big change in the economic and financial balance of utility companies in Argentina. In particular, the magnitude of the devaluation impact, in a context of fixed revenues as a consequence of the pesification of tariffs, affected the economic and financial position of said companies, including their ability to satisfy certain loan agreement clauses.

In this context, during 2002, TGS and its controlling company, CIESA, defaulted their financial debts. In December 2004, TGS completed it financial debt restructuring process. In September 2005, CIESA signed an agreement to restructure its financial debt with all its creditors. The consummation of such restructuring is subject to certain regulatory approvals. CIESA has prepared its financial statements assuming that it will continue as a going concern, therefore, those financial statements do not include any adjustment or reclassifications that might result from the outcome of the uncertainties arising from such debt restructuring process.

The Public Emergency Law pesified tariffs for public utility services and prohibited the increase of these tariffs based on indexation factors, thus tariffs remained in pesos at an exchange rate of P$1=US$1. In addition, the Argentine Executive Branch (PEN) was authorized to renegotiate the terms of contracts relating to the provision of public utility services, taking into account the following criteria: i) tariffs impact on economic competitiveness and revenue allocation; ii) quality of services to be provided and / or the capital expenditure program provided for in the contracts; iii) users’ interests and accessibility to the services; iv) the safety in the system involved; and v) companies’ profitability.

On February 12, 2002, the Argentine Executive Branch enacted Decree No. 293/02 whereby the Ministry of Economy and Production was entrusted the power to renegotiate contracts with public utility companies. In July 2003, the UNIREN (“Utilities Contract Renegotiation and Analysis Committee”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services. The UNIREN’s mission is, among other purposes, to provide assistance in the utilities renegotiation process, execute comprehensive or partial agreements with utility companies and submit regulatory projects related to transitory price and rate adjustments.

UNIREN is currently renegotiating the contracts with Edesur and TGS. The renegotiations are in different stages. We are unable to predict the future development of the renegotiation process involving tariff and concession contracts or the impact it may have on the results of operations or the financial position of those companies.

In June 2005, Edesur signed a Memorandum of Understanding with UNIREN as part of the renegotiation process of the Concession Contract. Based on this Memorandum of Understanding, in August 2005, the parties signed a Memorandum of Agreement that includes, among other things, an interim tariff scheme and a mechanism to monitor costs, which allows for reviewing tariff adjustments. The Memorandum of Agreement was ratified by the Argentine Executive Branch on December 28, 2006. On February 5, 2007, the ENRE Resolution No. 50/2007 published in the Official Gazette that approved the values stated in Edesur’s Tariff Schedule effective February 1, 2007, resulting from the interim tariff scheme provided for in the Memorandum of Agreement. As a consequence of the full effectiveness of the terms and conditions of the Memorandum of Agreement, a 23% increase was applied to the Company's distribution costs (not affecting T1R1 and T1R2 residential tariffs), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% was also applied to the aforesaid distribution costs for the execution of a work plan. In addition, the ENRE authorized to apply to the aforesaid costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the Memorandum of Agreement. The ENRE provided that the amounts resulting from the application of the Interim Tariff Scheme for consumptions accrued between November 1, 2005 and January 31, 2007 –amounting to P$ 237 million in Edesur. Subsequently, under Resolutions No.1,838/2007 issued by the Secretary of Energy and No. 867/2007 issued by the ENRE, a 9,75% adjustment was approved for the May 2006-April 2007 period, applicable as from May 2007 sales.

In January 2008, under Law No.26,339 the term to renegotiate contracts for public works and utilities was again extended until December 31, 2008.

d) Price Stabilization and Supply

For the purpose of lessening the inflationary pressures derived from an international context characterized by high commodity prices and ensuring the supply of the domestic market, the Argentine Government issued a set of regulations focused particularly on the energy sector.

* Gas

In February 2004, the Argentine government, through Decree No. 181/04, mandated the creation of a plan for the recovery of natural gas prices, following the freezing provided for by the Public Emergency Law, which did not allow to increase gas price increases in the domestic market. In April 2004, the Company, along with the remaining gas producers, entered into an agreement with the Argentine government, which provided for a schedule of gradual increases in gas prices in the domestic market that would culminate in complete deregulation of the wellhead price of natural gas by 2007. As from September 1, 2005, wellhead prices have been deregulated for sales to electricity generation and gas distribution companies supplying industrial clients directly, with the Gas Electronic Market (Mercado Electrónico del Gas) starting operations for gas surplus spot transactions. The aforesaid agreement included minimum volumes, which the gas producers had to supply to the domestic market.

During 2006, the Secretary of Energy requested producers to redirect gas assigned to export to supply thermal power plants and gas distribution companies. Such resolution has restricted the total volume of exported gas by approximately an average of 109 thousand cubic meter per day from the Austral basin and 230 thousand cubic meters from the Neuquén basin, and this prevented the Company from benefiting from the higher margins offered by export and industrial prices.

In January 2007, through Resolution No. 1,886, the Secretary of Energy ratified that the ability to export hydrocarbons is subject to the adequate satisfaction of domestic demand and that exports sales must be authorized on a case-by-case basis by the Argentine Executive Branch. The Secretary of Energy was authorized to approve or reject export applications. The extension of this decision limited the total gas export volume by a daily average of about 190 thousand cubic meters from the Austral basin and 230 thousand cubic meters from the Neuquén basin.

In 2007, upon expiration of Decree 181/04, the Argentine government and producers signed a Natural Gas Producers Agreement aimed mainly at securing the domestic supply of gas. This Agreement -approved by Resolution No. 599/07 of the Secretary of Energy- modified the prescribed extent of the total deregulation of wellhead prices of gas, adopting a schedule of defined prices, whereby the 2005 price remains unchanged for the Residential segment and an annual average increase of approximately 6.5% is established for the CNG, Generation and Industrial segments, although the price for the latter remains free. This new resolution will come into effect gradually according to the segment; the residential supply commitment is the last one to expire in the year 2011.  The consequences of this resolution are the uniform distribution of each segment’s market share among producers and the maintenance of regulated low prices for the above mentioned segments.

Within the scope of the long-term gas supply agreements entered into in 2006 between the governments of Argentina and Bolivia, which established a gas price of US$5 per million British thermal unit (MMBtu), which is subject to adjustment pursuant to a formula based on international prices reference for gas and its by-products, gas imports were placed under the responsibility of ENARSA, and therefore, the Company had to assign to it the gas import agreement with Bolivia. The Company is currently negotiating with ENARSA the conditions of the new natural gas supply agreement.  In order to avoid the impact of the increase on domestic consumers, the Argentine government required that the increase in import gas prices be passed through to exports, and as a result, tax withholdings on gas exports were increased to 45% on the import price of gas from Bolivia. The Company has already negotiated with all its foreign customers the absorption of the increased withholdings.

*  Export withholdings

The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years since March 1, 2002, which was subsequently extended for five years pursuant to Law No. 26,217. The effect of such withholdings is deducted from the respective sales prices.

Effective November 2007, Resolution No. 394/07 issued by the Ministry of the Economy and Production established a new method for calculating withholdings on exports of crude oil, and equaled the treatment given to certain oil related products to that of crude oil. Exports of benzene, ethylbenzene and liquefied petroleum gas (LPG), among others, are not within the scope of this resolution. This amendment results in the application of a variable export withholding based on a formula that considers the international price of crude oil and a cut-off price by product.

Under this method, when the international (quoted) price of crude oil exceeds US$ 60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of US$ 42 per barrel of standard-quality crude oil. When the international price of crude oil ranges between US$ 45.00 and
US$ 60.90 per barrel, a 45% withholding rate is applied. When the international price of crude oil dips below US$ 45 per barrel, the authorities will proceed to determine the applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined.

Previously, the withholding rate was 5% for refined products and 20% for LPG, and a special regime was applied on crude oil exports, starting at 25% when the price per barrel was equal to or lower than US$ 32 and contemplating increasing rates ranging between 3% and 20% when the price per barrel ranged between US$32.01 and US$45, with a cap set at 45% when the price exceeded US$ 45.

In the case of natural gas, a rate of 45% is applicable on the gas import price from Bolivia.

* Downstream margins

The downstream business in Argentina has been and may continue to be subject to extensive regulatory changes that have affected the sector’s prices and profitability, and these changes had and may continue to have an adverse effect on the results of the Company’s operations.

Downstream margins have significantly declined since the enactment of the Public Emergency Law. In this period, the Argentine government has actively intervened in the fuel market to secure full supply of the domestic market and limit the increases in prices of gasoline and diesel oil at the retail level in the domestic market that would have resulted from: (i) higher costs due to increases in WTI prices, (ii) the peso devaluation and (iii) domestic inflation.

During 2007, there was certain flexibility for a gradual increase in fuel prices in the domestic market, which enabled a partial recovery in margins. However, the Argentine government, through the measures adopted in late 2007 and early 2008 significantly reversed this trend.

In order to secure domestic supply and discourage exports, in November 2007, the scheme of hydrocarbon export withholdings was modified through Resolution No. 394 / 07. The rates applied to the different fuels were significantly higher than the existing ones, but the cost of raw material could not be lowered in the same proportion. This had a negative impact, mainly on Fuel Oil, VGO and Gasoline exports. Since the new raw material agreements for 2008 have not been concluded on the date hereof, it is not possible to accurately assess the economic impact. However, it can be anticipated that such effect will not be of minor significance. In addition, new authorization levels were regulated for oil and fuel exports, anticipating greater delays and restrictions in the processing of the relevant permits. In light of the increase in fuel prices in the domestic market, in January 2008, the government temporarily prohibited the exports of gasoline and diesel oil, until the domestic market was fully supplied at the prices in force on October 31, 2007. In the future, the extension of these restrictions would significantly and adversely affect the profitability of the segment’s operations, preventing the possibility to capture the upside of export prices, and it could also imply reductions in the volumes produced for the domestic market, due to the need to regulate crude oil volumes processed in order to manage inventories.

Business margins were also affected by Resolution No. 25/2006 of the Secretary of Domestic Trade, which required refining companies to supply all diesel oil market demand with a baseline equal to the prior year demand plus an estimated market variation. Said measure was intended to secure the domestic market supply in a context of growing demand (an increase of approximately 7% in 2007 and 6% in 2006) and no elasticity of supply, as refineries in Argentina are operating at levels very close to full installed capacity, a situation that could result in temporary supply shortages. In order to comply with the provisions of Resolution No. 25, Petrobras Energía imported 208 thousand cubic meters of diesel oil in 2007 and 85 thousand cubic meters in 2006. Considering the gap between import and retail diesel oil prices, the Company recognized losses of P$106 million and P$38 million in 2007 and 2006, respectively. In the future, subject to the production capacity of the Company’s plants and the real market growth levels, the Company could be required to continue importing diesel oil under Resolution No. 25, with the consequent adverse effect on the results of operations.

* Electricity Generation

With the enactment of the Public Emergency Law in January 2002, the Argentine government implemented the pesification of dollar-denominated prices in the Wholesale Electricity Market, or WEM, and set a price cap for gas supplied for electric power generation. This regulatory change implied a deviation from the marginal cost system previously applied, as it caused generators to set prices based on the price of natural gas, regardless of the fuel actually used in generation activities.

As a result of the Argentine government’s resolution electricity prices failed to reflect total generation costs adequately. This discrepancy led to the gradual depletion of the Stabilization Fund (Fondo de Estabilización), causing an increasing deficit, which in turn prevented CAMMESA (Compañía Administradora del Mercado Eléctrico S.A.) from normally settling accounts with market agents.

In an effort to reduce the Stabilization Fund deficit, the Argentine government first made successive contributions to the fund and subsequently reinstated seasonal adjustments, recognizing some increased costs resulting from the recovery of natural gas prices in the determination of wholesale spot prices. Subsequently, through Resolution No. 712/04 the Secretary of Energy created an investment fund called “Fund for Investments Required to Increase the Electric Power Supply in the Wholesale Electricity Market” (FONINVEMEM). This fund encouraged WEM creditors to participate in investments in electric power generation in order to increase the available supply of electric power generation in Argentina. In 2007, through Resolution No.564/07, the Secretary of Energy invited WEM agents to participate in a new fund called FONINVEMEM II, whose purpose was to complement the financing of FONINVEMEM I.

FONINVEMEM I and II were financed through contributions of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the sales price of energy and generation variable costs. The funds contributed to the WEM by all private creditors amounted to approximately US$816 million, of which Petrobras Energía contributed US$55 million.

On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Energía and other MEM creditors formally announced their decision to manage the construction, operation and maintenance of two power plants of at least 800 MW each. The power plants are scheduled to start operating in open cycle in the first semester of 2008 and the closing of the combined cycle by the end of 2008. Construction costs of both plants are estimated at approximately US$1,300 million to be funded with the contributions to FONINVEMEM I and II, and the remaining balance with an additional specific charge imposed to users and with contributions to be made by the National Government.

For the purposes of purchasing of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created within the scope of CAMMESA. The funds related to FONINVEMEM and the specific charge will be deposited with the trusts funds. Procurement of the equipment, construction, operation and maintenance of each power plant will be performed by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will act as agents of the respective trusts funds. These power plants will enter into electricity supply agreements with CAMMESA for a term of 10 years for the 80% of the energy generated, at a price that will allow to cover costs and FONINVEMEM reimbursements, the companies being able to freely dispose of the remaining 20% of the energy generated. Upon expiration of the supply agreements, ownership of the assets held in trust will be transferred to the power generation companies.

Petrobras Energía, as well as the other MEM creditors, will be reimbursed the amounts contributed to FONINVEMEM I, converted into US$ and adjusted at a rate of LIBO + 1% p.a., in 120 monthly installments out of the funds received from the trusts during the effective term of the supply of energy agreement entered into with CAMMESA. Resolution No. 564/07 provided for three alternatives for the reimbursement of the contributed funds. Those who only participate in FONINVEMEM II would choose to either: (i) be reimbursed, converted into US$ and adjusted at a rate of LIBO + 2% p.a., in 120 monthly installments, without any equity interest in the new power plants or (ii) withdraw all funds contributed to FONINVEMEM II and apply them to new power generation projects under the condition of, at least, quadruplicating the original contribution to FONINVEMEM II with the new investment, in which case the amounts will be disbursed as from April 2008 based upon work progress. The third alternative applies to those additionally choosing to participate in the remaining financing for the construction of the power plants, in which case funds contributed will be reimbursed to participants under the same terms as those stated for FONINVEMEM I and will additionally receive an equity interest in the new power plants.

In order to restore the regular operation of the WEM as a competitive market that provides sufficient supply, in December 2004, the Secretary of Energy committed to approving successive seasonal price increases to reach values covering at least total monomic costs by November 2006. This situation has not been reflected in practice and the established prices continue to fail covering the costs actually incurred in generation. In addition, the Secretary of Energy has undertaken to compensate energy with the marginal cost of the system established in the spot market and capacity with values in U.S. dollars prior to the enactment of the Public Emergency Law, once the market returns to normal conditions with the start of commercial operation of the additional capacity contributed by FONINVEMEM.

2) Migration of operating agreements in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) ordered PDVSA to review the thirty-two operating agreements signed from 1992 through 1997 by PDVSA’s affiliates with oil companies, including the agreements signed with Petrobras Energía, through its subsidiaries and affiliates in Venezuela, to operate the Oritupano Leona, La Concepción, Acema and Mata production areas. These instructions given by the MEP established that all the necessary measures should be taken by PDVSA to migrate all operating agreements effective at that time to mixed companies, in which the Venezuelan Government would hold a share of over 50% through PDVSA.

In March 2006, Petrobras Energía, through its subsidiaries and affiliates in Venezuela, signed Memorandums of Understanding (MOU) with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP) for the purpose of migrating the operating agreements. The MOUs provided for that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan Government. The MOUs established that the migration would have economic effects as from April 1, 2006. As a consequence of the foregoing, the direct and indirect equity interest of Petrobras Energía in the mixed companies operating the areas Oritupano Leona, La Concepción, Acema and Mata amount to 22%, 36%, 34.5% and 34.5%, respectively. Additionally, CVP recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Energía’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since the requirements for the recognition of such credit had been met, as of December 31, 2006, the Company recognized the related receivable at its estimated recoverable value, which amounted to P$ 180 million.

In August 2006, conversion agreements were entered into under terms and conditions consistent with those set forth in the MOUs. Subsequently, Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A. were organized and registered with the Public Registry of Commerce of Venezuela, the Venezuelan Executive Branch issued the related decrees for the transfer of rights, and the shareholders made the required capital contributions. Between December 2006 and March 2007, following the transfer of the vendor agreements and the employees, among others, the transfer of operations to the mixed companies was completed and they started operating.

In accordance with the corporate and governance structure established for the mixed companies, as from
April 1, 2006, the Company discontinued the consolidation of assets, liabilities, income and cash flows of the Venezuelan operations on a line by line basis. Accordingly, the Company’s interest in the shareholders’ equity and related net income are now presented as a long term investment and equity in earnings of subsidiaries, respectively.

The new operating conditions prevailing as from the conversion of the operating agreements had an adverse impact on the recoverable value of the Company’s assets in Venezuela. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. Decreases in crude oil prices, fluctuations in the economy and measures adopted by the Venezuelan Government and/or a more limited approach for the development of the reserves of such companies could adversely affect the evaluation of the recoverability of the investments in the mixed companies and, consequently, the Company’s income. As a result of the changes in the foregoing variables, in the years ended December 31, 2007, 2006 and 2005, the Company recorded writedowns of
P$ 36 million, P$ 186 million and P$ 424 million, respectively related to its assets in Venezuela.

In addition, since to date projects for the use of the credit recognized by CVP have not been materialized, the efforts to transfer such credit to third parties have not been successful, and other alternative uses of the credit cannot be anticipated, as of December 31, 2007, the Company wrote down the carrying value of the credit to zero resulting in an impairment charge of P$ 181 million. As of December 31, 2007, the carrying value of the Company’s direct and indirect interest in the mixed companies, net of writedown allowances, amounts to
P$ 2,564 million.

3) Commodity Prices

The Company’s results of operations and cash flows are exposed to risks related to the volatility of international prices, mainly crude oil and by-product prices.

In 2007, oil prices reached a high for the sixth year in a row. The West Texas Intermediate (WTI) averaged US$72.3 per barrel, 9% more than in 2006. In 2007, prices were affected by high volatility, which boosted them from unusually low prices in January to a nominal record of US$99 per barrel by late November. As of December 31, 2007, the WTI closed at US$96 per barrel, 58% more as compared to the end of 2006.

In line with the business integration strategy, the Company manages price risks with a focus on measuring its net risk exposure and monitoring the risks that affect its overall portfolio of assets. Within this policy, the Company’s management regularly evaluates the possibility of using financial instruments to hedge the exposure to commodity prices.

4) Oil and gas production in Argentina

Oil and gas reserves in Argentina have followed a downward trend in recent years. According to official data from the Argentine Oil and Gas Institute, proved oil and gas reserves dropped by 23% in the five-year period 2002-2006.

In 2007, oil production declined for the tenth year in a row. During the first eleven months of 2007, oil production reached 643 thousand barrels per day, a decline of approximately 2% regarding 2006.

In this context, the Company’s oil and gas reserves in Argentina declined about 4.5% in 2007. During the same year, the equivalent production of the Company declined 6% as compared to the previous year.

The Company’s business plan provides for major exploratory investments in Argentina, both onshore and off-shore. Due the to risks inherent to exploration activities, the Company’s management cannot assure that this downward trend in the Company’s reserves in Argentina will be reversed.

5) Operations in Ecuador

Recoverability of investments

As from 2006, and with special emphasis during 2007, the Ecuadorian Government has put forward major tax and regulatory amendments, which particularly focused on the hydrocarbons industry.

Among other measures, in April 2006 the Ecuadorian Government approved an Amendment to the Hydrocarbons Law (Law No.42/2006) which recognizes in favor of the Ecuadorian Government a minimum 50% interest in the extraordinary revenue from increases in the sales price of Ecuadorian crude oil (average monthly effective FOB sales price) with respect to the average monthly sales price for this crude oil as of the date of execution of the relevant agreements, stated in constant values as of the month of the calculation.

On October 18, 2007, the President of the Republic of Ecuador issued an Amendment to the Regulating Provisions of Law 42/2006, which introduced changes to the Hydrocarbons Law, under which as from October 18, 2007 the Government’s interest in the extraordinary revenues from crude oil price was increased to 99%, reducing the oil companies’ interest to 1%.

In addition, on December 28, 2007, the Constitutional Assembly approved the Tax Equality Law, which became effective on January 1, 2008. This law introduces a major tax reform and makes progress on the creation of new taxes. The Ecuadorian Government has the obligation to issue the Regulating Provisions of this law within 90 days.

The combination of these changes - the scope of some of which has not yet been definitively established - have materially modified the conditions set forth at the time of execution of the respective participation agreements, adversely affecting the profitability evaluation of ongoing projects in Ecuador, with the ensuing negative impact on the assessment of their recoverability. Accordingly, as of December 31, 2007, the Company recorded an impairment allowance of P$ 759 million to write the book value of Ecuador’s assets down to their probable recoverable value. In estimating the related recoverable value, the Company included the impact of the estimated net deficit from the transportation capacity contract with Oleoducto de Crudos Pesados Ltd.

Amendment to Ecuador’s Hydrocarbon Law

As of the date of issuance of these consolidated financial statements, EcuadorTLC S.A. maintains interpretation differences with the regulatory authorities regarding the Amendment to the Hydrocarbons Law (Law No. 42/2006).

In July 2006, the related regulating provisions of such law were published on the Official Gazette, upon which the Company’s subsidiary EcuadorTLC S.A. and Petroecuador set forth differences as to their respective interpretation. In order to put an end to the resulting uncertainty and at the petition of EcuadorTLC S.A., Petroecuador requested Ecuador’s Attorney General to issue a ruling in this respect.

On October 12, 2006 EcuadorTLC S.A. took notice of the Attorney General’s ruling, whereby the contracts that provided for the Government’s interest in extraordinary revenues from increases in crude oil price were exempted from the scope of the new law. Notwithstanding such opinion, in January 2007, Petroecuador submitted to EcuadorTLC S.A. a new calculation of the Government’s interest under the new law for the period from April to December 2006, contemplating in such computation the amounts that the Government was already entitled to receive on account of the increase in the price as specifically provided for in the operating agreement of the Palo Azul field (calculation contemplating deductions). EcuadorTLC S.A. paid in full the new amounts as computed by Petroecuador, which totaled US$ 26 million, and as from January 2007 decided to make the future periodic payments as required by Petroecuador.

Irrespective of the opinion issued by Ecuador’s Attorney General or the payments previously made, in July 2007, Petroecuador submitted to EcuadorTLC S.A. a new calculation of the amounts payable by EcuadorTLC under Law No. 42/2006 related to the Palo Azul field from January to June 2007, this time without contemplating the deduction of the amount the Government was entitled to receive on account of the increase in the price provided for in the operating agreement of the referred field, demanding an additional payment of US$ 16 million. On July 27, 2007, EcuadorTLC S.A. requested Petroecuador’s President to reconsider the criterion applied in the recalculation and to apply the Attorney General’s criterion and the calculation method contemplating deductions used by Petroecuador itself.

On October 2, 2007, the Ministry of Mines and Oil notified EcuadorTLC S.A. that Petroecuador had been informed that the only binding criterion was that of the Attorney General issued in September 2006, notified to EcuadorTLC S.A. in October 2006. Consequently, the new calculation under Law No.42/2006 should have been performed contemplating deductions. The Ministry’s decision also made reference to the instructions given by Petroecuador’s President in January 2007 under which Petroecuador recalculated the payments for the year 2006 contemplating the foregoing deductions.

On October 19, 2007, the National Hydrocarbons Board (NHB) notified EcuadorTLC S.A. a preliminary new recalculation disregarding deductions for the period from April 25 to December 31, 2006, plus interest, which implied an incremental charge of US$30 million. On October 22, 2007, EcuadorTLC S.A. notified the NHB its disagreement with this new recalculation since it did not take into account the Attorney General’s opinion, the deductions contemplated by the Ministry of Mines and Oil in the notification dated October 2, 2007 addressed to EcuadorTLC S.A., or the calculation method used by Petroecuador’s President which contemplated the deductions as well.

On January 18, 2008, Petroecuador communicated to EcuadorTLC S.A. the existence of a debt amounting to US$ 66 million for the differences accumulated from April 2006 to December 2007 resulting from EcuadorTLC S.A.’s disregard of the deduction of those payments made under Law No. 42/2006.

Petroecuador has directed a new enquiry to the Attorney General regarding the calculation method under Law 42/2006. In the opinion of the legal advisors of EcuadorTLC S.A., this company has legal grounds to consider the Petroecuador’s interpretation in inappropriate and, therefore, these consolidated financial statements do not include any provision derived from this contingency.

Agreement with Teikoku Oil Co. Ltd.

In January 2005, Petrobras Energía entered into a preliminary agreement with Teikoku whereby, after obtaining approval from the Ministry of Energy of Ecuador, Petrobras Energía will transfer 40% of its rights and interest in Blocks 18 and 31 and Teikoku will assume the payment of 40% of the crude oil transportation agreement entered into with OCP.

On January 11, 2007 the Ecuadorian Ministry of Mining approved the agreement. As a result of such authorization, the parties are performing the necessary formalities, including obtaining the amendments to these participation agreements that must be subscribed by Petroecuador, for Teikoku to be included as partner in such agreements.

Once these amendments have been made, the economic terms and conditions of the mentioned transaction will become effective.

6) Sale of Petrobras' interest in Valores Internacional de España S.L. (PVIE)

In December 2007, Petrobras Energía sold 40% of its equity interest in PVIE, a holding company whose main asset is a 99.79% interest in the capital stock of Petrobras Energía Perú S.A., to Petrobras Internacional – Braspetro B.V. in the amount of US$ 423.3 million, plus a contingent consideration to be defined by the parties if a commercially viable discovery is made at the Kinteroni prospect in Lote 57.

As of December 31, 2007, the transaction resulted in a gain of 1,014 recorded in Other income (expenses), net.

Petrobras Energía Perú S.A. holds an exploitation concession in Lote X, at the Talara basin, with a 100% interest and a production of 15 thousand barrels of oil equivalent per day. In addition, Petrobras Energía Perú S.A. holds an interest in five exploration areas in the initial prospecting stage.

In January 2008, Petrobras Energía announced the discovery of gas and condensate in the Kinteroni prospect, which is still in the evaluation stage. Production tests performed on some of the reservoir levels discovered show a flow of over 35 million cubic feet of gas and 1,245 barrels of condensate per day. In order to complete the well evaluation, production tests on high interest mineralized levels are still pending.

In accordance with the terms and conditions of the stock purchase agreement, the parties agreed to share the control over defining and establishing the operating and financial policies of PVIE.

The assignment of interest enables the Company to optimize its asset portfolio, adjusting exploratory investments in Peru to amounts in line with its business plan. In addition, the assignment monetizes a value leveraged by the high international price of oil, thus increasing the Company’s investment capacity in Argentina.

7) Operations in Bolivia

In May 2006, the Bolivian Government issued the Supreme Decree No. 28,701, thus establishing what it calls "the nationalization of oil and gas" of the country.

The abovementioned decree also provided that the Bolivian Government shall recover full participation in the entire oil & gas production chain, and for this purpose provided, among others, the necessary actions to be taken for YPFB to control at least 50% plus one share in a group of companies, among which was Petrobras Bolivia Refinanción S.A.

In Bolivia, pursuant to the terms of the contract signed in October 2006 with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), approved by the National Legislature on November 28, 2006 and, issued on January 11, 2007, Petrobras Energía’s branch performs at its own risk and for its own account, in the name and on behalf of YPFB, exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of remaining amount to pay, in the first place, the costs and depreciations associated to the development and exploitation of Petrobras Energía branch, being the rest shared between YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.

In addition, on June 2007, the Company through its subsidiary Petrobras Energía Internacional S.A. signed an agreement for the sale to YPFB of its interest in Petrobras Bolivia Refinación S.A.

8) Divestments

a) In January 2007, Petrobras Energía subscribed an agreement for the sale of its 9.19% equity interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Aguila S.A.’s capital stock. The sale price amounted to US$15 million, accounting for a P$23 million gain.

b) In compliance with the commitment to divest Citelec assumed by Petrobras Energía S.A. upon the approval - on July 19, 2007- by the Comisión Nacional de Defensa de la Competencia (the Argentine antitrust authorities) of the purchase by Petrobras Participaciones S.L. of the shares representing the majority of the capital stock of Petrobras Energía Participaciones, Petrobras Energía entered into an agreement to transfer its 50% equity interest in Citelec to Energía Argentina S.A. (“Enarsa”) and Electroingeniería S.A. on a 50/50% basis. In December 2007 the pertinent approvals were granted by the regulatory agencies and authorities and all other terms and conditions to which the transaction was subordinated were fulfilled.

The sale was carried out at a fixed price of US$ 54 million, plus an earn-out related to the results of the comprehensive tariff revision to be determined for its subsidiaries Compañía de Transporte en Energía Eléctrica en Alta Tensión Transener S.A. and Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires S.A., applicable through June 30, 2008. As of December 31, 2007 no significant gains or losses were recorded as a result of the divestment..

c) In June 2007, Petrobras Energía S.A. through its subsidiary Petrobras Energía Internacional S.A. signed an agreement for the sale to YPFB of its interest in Petrobras Bolivia Refinación S.A. The sale price amounted to U$S 55 million, generating a gain of P$44 million.

d) In December 2007, Petrobras Energía S.A. signed an agreement for the sale of its 40% equity interest in Petroquímica Cuyo S.A.I.C. The sale price amounted to U$S 32 million, implying a gain of P$40 million.

e) In July 2007, Petrobras Energía signed a stock purchase agreement with Electroingeniería S.A for the sale of its 22.22% equity interest in Yacylec. The aforesaid transaction was authorized by the ENRE in December 2007. The sale price amounted to US$6 million accounting for a gain of P$16 million.

9)

Changes in E&P asset portfolio

a)

In February 2007, Petrobras Energía acquired from ConocoPhillips its 25.67% and 52.37% interests in Sierra Chata and Parva Negra, respectively. The acquisition was structured through the purchase of Burlington Resources Argentina Holdings Limited, a company organized in Bermuda and holder of the mentioned interests. This transaction is still pending approval by the applicable regulatory authorities. The acquisition price was US$ 77.6 million. Once all formalities concerning regulatory matters have been completed, Petrobras Energía’s interest in Sierra Chata and Parva Negra will increase to 45.5523% and 100%, respectively.

Sierra Chata is a natural gas producing field in the Neuquén basin, with total proved reserves of 51 million barrels of oil equivalent as of December 31, 2007. Sales volumes of natural gas in 2007 were 2.2 million cubic meters per day. Parva Negra is a lot adjacent to Sierra Chata block having two drilled wells with natural gas shows.

b)

In December 2007, Petrobras Energía acquired a 13.72% interest in El Tordillo and La Tapera – Puesto Quiroga areas paying US$117.5 million. El Tordillo concession produces Escalante crude oil, while La Tapera - Puesto Quiroga concession is in the exploration stage. Production corresponding to the interest acquired in El Tordillo area is estimated at approximately 3,500 barrels per day.

c)

In November 2007, Petrobras Energía sold 76.15% of its rights and obligations in the Bajada del Palo area, transferring a 73.15% interest to Petrolera Entre Lomas S.A. and the remaining 3% to APCO.

Bajada del Palo is an exploitation concession located at the Neuquén basin that has 4 active wells with an average oil production of 240 barrels per day in 2007.  A gain of P$62 was recorded as a result of this transaction.

10) Tax benefits regarding Innova operations – FUNDOPEM

The Company, through Innova's operations in Brazil, enjoys a tax benefit pursuant to an incentive program granted by the Rio Grande do Sul State for companies located there. The benefit consists of a 60% reduction of the ICMS (interstate goods transport tax) until 2007.

Under this program, the Company recorded P$70 million and P$46 million gains in 2007 and 2006, respectively.

In 2006, Innova started the construction of a new ethylbenzene plant. This new plant is expected to meet the legal requirements necessary to qualify for an extension of Fundopem benefit until 2015.

Analysis of Consolidated Results of Operations

The following table sets out the Company’s results of operations for the years ended December 31, 2007 and 2006, under the professional accounting standards and, for comparative purposes, the pro forma results that exclude the effects of the proportional consolidation of CIESA and Distrilec, companies under joint control with third parties to the Controlling Group. To this effect, the results of CIESA y Distrilec (both of which are presented under proportional consolidation in our consolidated financial statements) are shown under Equity in Earnings of Affiliates.

(in millions of pesos)

Net income: 2007 net income decreased P$491 million, or 46.2%, to P$573 million from P$1,064 million in 2006.

Net sales: Net sales increased P$1,713 million, or 14.6%, to P$13,458 million from P$11,745 million in 2006. Net sales for 2007 include P$602 million and P$894 million attributable to our share in the net sales (net of intercompany sales of P$35 million) of CIESA and Distrilec, respectively. Net sales for 2006 include P$632 million and P$695 million attributable to our share of the net sales (net of intercompany sales of P$40 million) in CIESA and Distrilec, respectively.

Without proportional consolidation, net sales increased P$1,539 million, or 14.7%, to P$11,997 million in 2007 from P$10,458 million in 2006, boosted by the significant increase in the price of the main petrochemical and refined products. Sales in the Refining and Distribution, Petrochemicals, Hydrocarbon Marketing and Transportation and Electricity business segments (including intercompany sales) increased P$1,295 million, P$573 million, P$40 million and P$19 million, respectively. Sales in the Oil and Gas Exploration and Production business segment decreased P$157 million. Intercompany sales grew to P$2,881 million from P$2,650 million, respectively. Most of these sales were attributable to the Oil and Gas Exploration and Production, Refining and Distribution and Hydrocarbon Marketing and Transportation business segments.

Gross profit: Gross profit decreased P$351 million, or 9.5%, to P$3,326 million from P$3,677 million. Gross profit for 2007 includes P$287 million and P$215 million attributable to our share in CIESA and Distrilec, respectively. Gross profit for 2006 includes P$324 million and P$101 million attributable to our share in CIESA and Distrilec, respectively.

Without proportional consolidation, gross profit declined P$428 million, or 13.2%, to P$2,824 million in 2007 from P$3,252 million in 2006. This drop mainly resulted from a decline in gross profit from the Oil and Gas Exploration and Production (P$545 million), Electricity (P$57 million) and Petrochemicals (P$35 million) business segments, partially offset by an increase in the Refining and Distribution business segment (P$243 million). The elimination of intercompany results derived in a loss of P$39 million.

Administrative and selling expenses: Administrative and selling expenses increased P$167 million, or 13.1%, to P$1,444 million in 2007 from P$1,277 million in 2006. Administrative and selling expenses for 2007 include P$38 million and P$116 million attributable to our share in CIESA and Distrilec, respectively. Administrative and selling expenses for 2006 include P$35 million and P$94 million attributable to our share in CIESA and Distrilec, respectively.

Without proportional consolidation, administrative and selling expenses increased P$142 million, or 12.4%, to P$1,290 million in 2007 from P$1,148 million in 2006, mainly as a result of rises in the Refining and Distribution and Petrochemicals business segments, and in Corporate.

Exploration expenses: Exploration expenses increased P$55 million to P$172 million in 2007 from P$117 million in 2006. See “Oil and Gas Exploration and Production”.

Other operating expenses, net: Other operating expense, net accounted for P$177 million and P$135 million losses in 2007 and 2006, respectively. 2007 figures include gains of P$2 million and P$77 million attributable to our share in CIESA and Distrilec, respectively. Other operating expenses net for 2006 includes losses of P$1 million and P$38 million attributable to our share in CIESA and Distrilec, respectively.

Without proportional consolidation, other operating expenses, net accounted for P$256 million and P$96 million, mainly attributable to increases in the Oil and Gas Exploration and Production business segment.

Operating income: Operating income declined P$615 million, or 28.6%, to P$1,533 million in 2007 from P$2,148 million in 2006. Operating income for 2007 includes P$251 million and P$176 million gains attributable to our share in CIESA and Distrilec. Operating income for 2006 includes a P$288 million gain and a P$31 million loss attributable to our share in CIESA and Distrilec, respectively.

Without proportional consolidation, operating income decreased P$785 million, or 41.5%, to P$1,106 million in 2007 from P$1,891 million in 2006. This drop was mainly attributable to a decline in the Oil and Gas Exploration and Production business segment and, to a lesser extent, in Petrochemicals and Electricity, in the amount of P$699 million, P$70 million and P$56 million, respectively, partially offset by a P$154 million improvement in operating income for the Refining and Distribution business segment.

Equity in earnings of affiliates: Equity in earnings of affiliates decreased P$43 million, or 19.6%, to P$176 million in 2007 from P$219 million in 2006. Without proportional consolidation of CIESA and Distrilec, equity in earnings of affiliates decreased P$19 million, or 7.5%, to P$234 million in 2007 from P$253 million in 2006. See “Analysis of Equity in Earnings of Affiliates”.

Financial income (expenses) and holding gains (losses): Financial income (expenses) and holding gains (losses) decreased P$11 million, or 2.2%, to P$495 million in 2007 from P$506 million in 2006. Losses for 2007 include financial expenses of P$139 million and P$30 million attributable to our share in CIESA and Distrilec, respectively. Losses for 2006 include financial expenses of P$132 million and P$11 million attributable to our share in CIESA and Distrilec, respectively.

Without proportional consolidation, financial income (expenses) holding gains (losses) decreased P$37 million, or 10.2%, to P$326 million from P$363 million.

The improvement in financial income (expenses) and holding gains (losses) mainly derives from increased income from holding of inventories, particularly in Petrochemicals, in line with the upward trend of international reference prices, totaling P$87 million and P$24 million, respectively. In addition, this improvement is also attributable to an exchange gain in line with the appreciation of the Real, in Brazil. Net interest expense slightly declined to P$365 million from P$379 million. These effects were partially offset by reduced income from the sale of securities.

Other income, net: Other income, net totaled P$130 million and P$93 million in 2007 and 2006, respectively. Other income, net include P$3 million and P$6 million losses attributable to our share in CIESA and Distrilec in 2007, respectively. Other income, net include a loss of P$9 million attributable to our share in Distrilec in 2006.

Without considering proportional consolidation, other income, net accounted for gains of P$139 and P$102 million in 2007 and 2006, respectively.

Other income, net for 2007 mainly reflect:

- P$ 1,014 million gain from the sale of a 40% interest in Petrobras de Valores Internacional de
España S.L.

- P$ 62 million gain from the sale of oil areas in Argentina.

- P$ 23 million gain from the sale of Hidroneuquén S.A.

- P$ 40 million gain from the sale of Petroquímica Cuyo S.A.

- P$ 44 million gain from the sale of Petrobras Bolivia Refinación S.A.

- P$ 16 million gain from the sale of Yacylec S.A.

- P$ 759 million impairment charge on assets in Ecuador.

- P$ 214 million impairment charge on assets in Venezuela.

- P$ 41 million impairment charge on loans granted to joint venture partners in Venezuela.

Other income, net for 2006 mainly reflect:

- P $85 million gain from the sale of oil areas in Argentina.

- P $23 million gain from reversal of an allowance on the investment in Citelec S.A.

- P $10 million gain from reversal of an allowance on the investment in Hidroneuquén S.A.

- P $18 million loss from the SENIAT determination – Venezuela.

- P $6 million impairment charge on assets in Venezuela.

Income Tax: Income tax charge for 2007 and 2006 accounted for P$494 million and P$465 million losses, respectively. Income tax charge for 2007 reflects P$57 million and P$44 million losses attributable to our share in CIESA and Distrilec, respectively. Income tax change for 2006 is net of the effect of P$6 million and P$6 million gains attributable to our share in CIESA and Distrilec, respectively.

Without considering proportional consolidation, income tax accounted for losses of P$393 million and P$477 million in 2007 and 2006, respectively, attributable to a decline in taxable income, particularly income from operations in Argentina.

ANALYSIS OF OPERATING RESULTS

Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment declined P$699 million, or 32.1%, to P$1,480 million in 2007 from P$2,179 million in 2006. Operating income for 2006 includes a P$186 million gain attributable to operations in Venezuela. Excluding such results, operating income decreased P$513 million, or 25.7%. During 2007 the Company’s profitability in the Oil and Gas Exploration and Production business segment was restrained by the significant increase in industry costs and also by regulatory changes, particularly in Ecuador, aimed at limiting private companies’ benefits derived from the prevailing crude oil international price context.

The table below shows the operating income breakdown for this business segment:

(in millions of pesos)

Net sales: Net sales for this business segment decreased P$157 million, or 3.3%, to P$4,624 million in 2007 from P$4,781 million in 2006. Net sales for 2006 include P$312 million attributable to consolidation of operations in Venezuela. Excluding such effect, net sales this business segment increased P$155 million, or 3.5%. This growth is mainly attributable to the net effect of a rise in the average selling price per barrel of oil which, including the effect of withholdings on exports, increased 10.2% to P$153.9 from P$139.6. Conversely, oil and gas daily sales volumes dropped 3.9% to 122.2 thousand barrels of oil equivalent in 2007 from 127.9 thousand barrels of oil equivalent in 2006.

In 2007, oil sales volumes dropped 5.6% to 72.5 thousand barrels per day from 76.8 thousand barrels per day in 2006, basically due to the 11.5% decline in production volumes, partially offset by a reduction of inventory levels during 2007. Daily oil production decreased to 69.4 thousand barrels from 78.5 thousand barrels in 2006, particularly in Argentina and Ecuador, partially offset by an increase in production volumes in Peru.

Daily gas sales volumes decreased by 1.2% to 298.5 million cubic feet from 302.2 million cubic feet. Daily production volumes were at similar levels in both fiscal years, totaling 306.9 million cubic feet per day. Though volumes were similar, the 5.4% increase in gas production in Argentina was offset by the reduction in production in Bolivia as a result of changes in the terms and conditions of the operating agreement during 2007.

Argentina

Net sales in Argentina decreased P$190 million, or 7.1%, to P$2,504 million from P$2,694 million, mainly as a result of a 4.9% drop in total daily sales volumes of oil and gas, averaging 89.5 thousand barrels of oil equivalent per day. Significant investments, mainly to improve the basic production curve, allowed us to reverse the natural decline of mature fields in Argentina.

Crude oil sales dropped P$243 million, or 10.3%, to P$2,106 million in 2007 from P$2,349 million in 2006, mainly due to an 11.7% decline in sales volumes, partially offset by a 1.5% increase in average selling prices to P$126.3 per barrel from P$124.4 per barrel. As a result of the price control policy implemented by the Argentine Government, the significant increase in WTI prices in the international market during 2007 could not be passed through to crude oil sales prices. The decline in sales volumes to 45.7 thousand barrels from 51.7 thousand barrels is attributable to the 14.7% drop in production volumes to 44.8 thousand barrels from 52.5 thousand barrels, mainly as a result of: i) the natural decline of mature fields and ii) reduced oil deliveries as a consequence of the strikes organized in 2007 last quarter.

Gas sales increased P$69 million, or 21%, to P$398 million from P$329 million, basically due to a 16.8% increase in the selling prices and, to a lesser extent, a 3.5% rise in daily sales volumes. Sales average price increased to P$4.1 per million cubic feet from P$3.5 per million cubic feet, mainly as a consequence of higher export prices due to the recognition by our clients of improved export duties and the deregulation of the gas price for industrial clients and electricity generation companies. Daily gas sales volumes increased to 263.3 million cubic feet from 254.3 million cubic feet due to a 5.4% rise in production volumes. In 2007 El Mangrullo area at the Neuquén basin started production activities. In addition, increased production from the Santa Cruz 1 field at the Austral basin had a positive impact, as a result of increased development activities in the field derived from the investments made. The growth pace of average production slowed down due to the strike organized in 2007 fourth quarter.

Outside of Argentina

Combined oil and gas sales outside of Argentina increased P$33 million, or 1.6%, to P$2,120 million from P$2,087 million. Without consolidation of operations in Venezuela, sales outside of Argentina increased P$345 million, or 19.4%, mainly due to a 20.6% rise in the average selling prices of oil equivalent to P$176.1.

Ecuador

In Ecuador, oil sales increased 33.9% to P$873 million in 2007 from P$652 million in 2006, boosted by the combined effect of higher selling prices and increased production volumes.

Selling prices increased 17.7% to P$192.5 per barrel from P$163.6 per barrel, mainly due to the rise in international reference prices.

Daily oil sales volumes rose 13.7% to 12.4 thousand barrels per day, as a result of the sale of inventories accumulated as of closing of 2006 that allowed to offset lower oil availability derived from a 12.3% reduction in daily production from Block 18, to 10.4 thousand barrels from 12.7 thousand barrels. Reduced production levels in 2007 were attributable to the strike organized by local communities that hindered normal operations with the consequent delay in the development of Block 18.

Peru

In Peru, oil and gas sales in 2007 increased 22.2% to P$1,102 million from P$902 million in 2006, mainly due to a 16.9% rise in the selling price of oil equivalent and, to a lesser extent, an increase in sales volumes.

Average crude oil price increased 17.5% to P$217.1 per barrel from P$184.8 per barrel, boosted by the increase in the WTI and, to a lesser extent, amendments to the agreement for the sale of crude oil as from the last quarter of 2006 that changed the composition of the reference crude oil basket. Gas prices were at similar levels in both years, averaging P$8.5 per million cubic feet.

Daily sales volumes increased 4.8% to 15.4 thousand barrels of oil equivalent in 2007 from 14.7 thousand barrels of oil equivalent in 2006, as a result of the rise in oil production derived from successful investments made throughout 2007, mainly in well drilling and workover activities.

Bolivia

Oil and gas sales decreased 39.6% to P$125 million in 2007 from P$207 million in 2006, due to the new terms and conditions of the operating agreement that, effective May 2007, resulted in a 34% drop in the allocation of total oil and gas production volumes, and an 8.4% decline in the sales price of oil equivalent.

Mexico

Sales for other services totaled P$20 million in 2007, 42.9% higher compared to P$14 million in 2006.

Gross profit: Gross profit for this business segment decreased P$545 million to P$2,142 million from P$2,687 million. Margin on sales was 46.3% and 56.2% in 2007 and 2006, respectively. Without considering the consolidation of the operations in Venezuela, gross profit dropped P$352 million, or 14.1%, and margin on sales decreased to 46.3% from 55.8% in 2006.

The lifting cost rose 14.3% to P$15.2 from P$13.3 per barrel of oil equivalent, mainly in Argentina, Ecuador and Peru. Higher costs in Argentina were attributable to the effect of inflation on oil service rates and to increased pulling and workover activities to support production at mature fields. In Ecuador, increased costs are attributable to higher royalty charges as a result of the amendment to Law No.42 in 2007. In Peru, higher royalty charges derived from the application of incremental tax rates as a result of improved prices had an adverse impact.

In addition, the increase in depreciation resulting from the significant investments made in 2007 also had a negative impact.

Administrative and selling expenses: Administrative and selling expenses dropped P$29 million, or 9.3%, to P$284 million in 2007 from P$313 million in 2006. Without considering the consolidation of the operations in Venezuela, administrative and selling expenses declined P$4 million, or 1.4%.

Exploration expenses: Exploration expenses totaled P$172 million in 2007 and P$117 million in 2006. In both years, expenses were mainly attributable to 3D seismic surveys. In 2007, 3D seismic surveys totaled 3,552 km2, 1,594 km2 of which covered offshore areas in Argentina. 3D seismic surveys were also conducted at the Austral and Neuquén basins. In addition, in Peru the Company conducted 2D seismic surveys over 274 km in Lote 57. Expenses for unsuccessful exploration wells totaled P$45 million and P$78 million in 2007 and 2006, respectively.

Other operating expenses, net: Other operating expense, net accounted for losses of P$206 million and P$78 million, respectively. Losses for 2007 were mainly attributable to costs associated with the unused transportation capacity under the ship or pay contract with OCP in Ecuador (P$155 million) and losses in Ecuador (P$47 million) derived from the amendment to the Hydrocarbons Law. Losses for 2006 mainly reflect costs associated with the unused transportation capacity under the Ship or Pay contract with OCP (P$178 million), partially offset by a P$74 million gain attributable to the favorable resolution of certain commercial claims in Venezuela.

Refining and Distribution

Operating expense: Operating expense for the Refining and Distribution business segment reflected losses of P$314 million and P$468 million in 2007 and 2006, respectively. During 2007, the business operating margins improved as a result of the partial recovery of selling prices. In spite of this improvement, in both years, business operating margins were significantly affected by the price control measures implemented in Argentina that prevented us from passing through to market prices the increase in crude oil prices and domestic inflation.

The table below shows operating income breakdown for the Refining and Distribution business segment:

(in millions of pesos)

Net sales: Net sales for refinery products increased P$1,295 million, or 28.6%, to P$5,826 million from P$4,531 million, due to the combined effect of an 18.8% increase in sales volumes mainly in reformer plant by-products, other heavy distillates and diesel oil, and a 9.4% improvement in selling prices.

Sales volumes rose as a consequence of an 18% increase in consolidated crude oil processing capacity to 80.8 thousand barrels per day, derived from the overall revamping at San Lorenzo Refinery completed in October 2006. Along these lines, crude oil volumes processed rose 21.4% to 76.6 thousand bbl/d in 2007 from 63.1 thousand bbl/d in 2006.

Total diesel oil sales volumes rose 10.3% to 1.9 million cubic meters as a result of the 6% estimated increase in domestic demand, boosted by the agricultural, industrial and transportation sectors. In 2007, our estimated market share climbed to 14.0% from 13.6%.

Total gasoline sales volumes slightly rose by 1.7% to 850 thousand cubic meters. As a result of a sustained growth of the domestic gasoline market, attributable to economic growth, the increase in the purchasing power and the relative price delay, all of which resulted in a 17% estimated increase in 2007, gasoline domestic sales rose by 10.2%.  Within this context, our market share reached 13.6% in 2007. Priority given to domestic market supply resulted in a decline in exports.

Capitalizing on increased product availability, as a result of the expansion of the crude oil processing capacity mentioned above, sales volumes of heavy distillates and cracking feedstock grew 24.3%. The increase in available volumes primarily derived from the supply of the higher diesel oil demand for domestic electricity generation and the growing IFO market, attributable to the increased number of vessels accessing domestic ports. Surplus volumes were directed to supply export markets.

Asphalt sales volumes increased 5.8% as a result of the domestic market growth.

As a consequence of the 9.4% increase in WTI, average sales prices of benzene, other heavy distillates and diesel oil improved 18%, 18% and 16%, respectively. Export prices rose an average of 12% as a result of the increase in international prices, partially offset by the new withholding regime on exports of hydrocarbons by-products effective as from November 2007.

Gross profit: Gross profit for 2007 accounted for an P$82 million gain compared to a P$161 million loss in 2006, with gross margins of 1.4% in 2007 and (3.6%) in 2006. Marginal increases in domestic prices and an international scenario with high prices allowed for a partial recovery of business margins. Following implementation of Resolution 394/2007 issued by the Ministry of Economy and Production, effective as from November 2007, foreign market margins were adversely affected by the new withholding regime on exports of refined products.

Administrative and selling expenses: Administrative and selling expenses increased 19.5% to P$374 million in 2007 from P$313 million, mainly due to increased expenses derived from higher sales volumes, and the rise in labor costs.

Other operating income (expenses), net: Other operating income (expenses), net recorded a P$22 million loss in 2007 compared to a P$6 million gain in 2006.

Petrochemicals

Operating income: Operating income for the Petrochemicals business segment declined P$70 million, or 43.2%, in 2007 to P$92 million from P$162 million in 2006.

The table below shows operating income breakdown for the Petrochemicals business segment:

(in millions of pesos)

Net sales: Net sales increased P$573 million, or 23%, to P$3,063 million in 2007 from P$2,490 million in 2006 (net of eliminations in the amount P$187 million and P$308 million for styrenics operations in Argentina and Innova), mainly due to higher selling prices in line with international reference prices.

- Styrenics - Argentina:

In Argentina, styrenics sales increased P$69 million, or 6.6%, to P$1,108 million in 2007 from P$1,039 million in 2006, due to a 14.1% improvement in average selling prices, partially offset by a 6.5% decline in sales volumes, mainly attributable to lower volumes of ethylbenzene directed to Innova.

In 2007 and in line with international reference prices, average prices for the segment as compared to 2006 rose 16.6%, 15.6% and 12.9% in the polystyrene, synthetic rubber and styrene lines, respectively.

Domestic market share remained at 100% for styrene and reached 81% for polystyrene.

Styrenics performance was as follows:

a) Styrene and propylene propane sales volumes increased 2.2% to 75.7 thousand tons, due to a 9% rise in domestic sales, boosted by the growth of consumption and civil construction, and a 19.5% drop in exports, attributable to reduced sales to Chile.

b) Ethylbenzene sales volumes dropped 35.8% to 31.2 thousand tons compared to 2006, due to an increased use of ethylbenzene to produce styrene in Argentina in 2007. In 2006, as a result of the plant shutdown mentioned above, ethylbenzene surplus volumes were directed to Innova for processing and conversion into styrene and polystyrene.

c) Polystyrene and BOPS sales volumes increased 0.5% to 72.5 thousand tons compared to 2006. In order to supply the growing domestic demand, the Company prioritized domestic sales – accounting for a 10% increase- over exports that dropped 18%. The domestic polystyrene market grew 13% in 2007 due to the general economic growth and increased production of durable goods.

d) Synthetic rubber sales volumes slightly declined 1.8% to 54.8 thousand tons, with a 6% increase in domestic sales and a 9% decline in exports. A higher activity level in the tire, band and shoe segments boosted the increase in domestic sales, with the consequent lower availability of synthetic rubber for export purposes.

- Styrenics - Brazil - Innova:

Innova sales increased P$243 million, or 20%, to P$1,457 million in 2007, from P$1,214 million in 2006, mainly due to higher prices for styrene (14.6%) and polystyrene (23%) as a result of the increase in international prices.

Styrene sales volumes slightly rose 1% to 137.8 thousand tons due to the higher domestic demand in the polyester resin, acrylic resin and expandable polystyrene segments. In addition, polystyrene volumes rose 6.2% to 121.4 thousand tons, due to increased domestic sales as a result of a higher demand in the refrigeration and disposable products segments.

- Fertilizers:

Fertilizers sales increased P$140 million, or 25.7%, to P$685 million in 2007, mainly due to a 39.5% improvement in average selling prices, as a result of higher international reference prices, mainly urea and phosphate fertilizers. This improvement was partially offset by a 9.9% decline in sales volumes to 673 thousand tons, primarily attributable to a market shrinkage as a result of the high sales prices mentioned above.

Gross profit: Gross profit decreased P$35 million, or 8.3%, to P$387 million from P$422 million in 2006, due to higher costs of raw materials and labor in the fertilizers segment, that could only be partially passed through to selling prices. Gross margin on sales decreased to 12.6% from 16.9%, mainly as a result of the impact of reduced margins in the fertilizers business.

- Styrenics - Argentina:

Gross profit increased P$10 million, or 8.4%, to P$129 million from P$119 million in 2006, and gross margin on sales was 11.6% in 2007, reflecting a similar level compared to 2006.

In 2007 variable production costs declined as a result of the substitution of imported supplies. The increase in the Puerto General San Martín Plant’s production capacity from 110 thousand to 160 thousand tons per year during the third quarter of 2006, allowed for the substitution of styrene and polystyrene imports for products produced by the Company, with the consequent reduction in production costs. This improvement, however, was offset by changes in the sales mix as a result of the situation derived from strikes in 2007. Consequently, the share of products with lower contribution margins increased.

- Styrenics - Brazil:

Gross profit increased P$12 million, or 5.6%, to P$226 million from P$214 million in 2006 mainly as a result of higher selling prices. Gross margin on sales slightly declined to 15.5% from 17.6%, as a consequence of higher raw material costs, the impact of which could only be partially passed through to selling prices.

- Fertilizers:

Gross profit decreased P$57 million, or 64%, to P$32 million in 2007 from P$89 million in 2006, and gross margin on sales declined to 4.7% from 16.3%, as a consequence of higher raw material costs, the impact of which could only be partially passed through to selling prices. In 2007 production volumes of the main inputs declined as a result of gas supply restrictions and the ammonia plant shutdown for scheduled maintenance works. As a result, the Company had to import those inputs with a consequent increase in production costs and a negative impact on gross margins.

Administrative and selling expenses: Administrative and selling expenses increased P$59 million, or 20.2%, to P$351 million in 2007 from P$292 million in 2006. This rise is primarily attributable to higher labor costs and, to a lesser extent, increased costs in the freight, logistics costs, storage, charges and taxes lines.

Other operating income, net: Other operating income, net recorded P$56 million and P$32 million gains in 2007 and 2006, respectively, mainly attributable to the collection of FUNDOPEM tax benefits.

Gas and Energy

Selling and Transportation of Gas

Operating income: Operating income for the Selling and Transportation of Gas operations did not record significant changes compared to 2006, totaling P$59 million and P$57 million, respectively.

The table below shows operating income breakdown for this business segment:

(in millions of pesos)

Net sales: Sales increased P$40 million, or 5%, to P$834 million from P$794 million, mainly due to the rise in gas and liquid fuel prices.

Revenues from the sale of gas produced and imported increased P$30 million, or 7.4%, to P$436 million from P$406 million. 2006 figures include gas imports from Bolivia (P$41 million) which, as a result of changes in the instrumentation of these operations, as from October 2006, are shown under gas and LPG brokerage services.

Excluding gas import operations, revenues from the sale of produced gas increased P$71 million, or 19.5%, to P$436 million from P$365 million, primarily as a result of improved selling prices and, to a lesser extent, increased sales volumes. Selling prices improved by 15.6%, as a result of the recovery of the gas price for industrial clients and electricity generation companies in line with the scheduled price increases determined by the Secretary of Energy and higher export prices derived from contract renegotiation and the rise in international reference prices. Sales volumes recorded a 4.1% increase to 262.3 million cubic feet per day in 2007 from 251.9 million cubic feet per day in 2006, primarily attributable to the increase in the Company’s own production from the Neuquén basin and the start up of production in El Mangrullo field, partially offset by reduced production from the Austral basin as a result of the strikes organized during the last quarter of 2007.

Revenues from the sale of liquid fuels decreased by P$6 million, or 2%, to P$298 million from P$304 million, due to an 8.3% drop in sales volumes, partially offset by a 6.7% increase in selling prices, as a consequence of higher international reference prices. Sales volumes fell to 248 thousand tons in 2007 from 270.3 thousand tons in 2006, due to the combined effect of reduced liquid fuel production in the two refineries operated by the Company, as a result of changes in their production mix, and lower volumes processed at TGS’s Plant located at General Cerri, due to regulatory restrictions on gas supply as a consequence of the higher residential demand resulting from low temperatures during 2007 winter.

Revenues from gas and LPG brokerage services accounted for P$100 million in 2007 and P$84 million in 2006. Higher revenues in 2007 are attributable to changes in the implementation of gas imports from Bolivia which accounted for revenues of P$23 million and P$ 9 million in 2007 and 2006, respectively.

Gross profit: Gross profit increased P$5 million, or 17.9%, to P$33 million from P$28 million. Margin on sales was at similar levels in both years, totaling 4% in 2007 and 3.5% in 2006.

Other operating income, net: Other operating income, net totaled P$35 million and P$38 million in 2007 and 2006, respectively, mainly attributable to income from technical assistance services to TGS.

Electricity

Operating income: Operating income for the Electricity sector decreased P$56 million, or 25.1%, to P$167 million from P$223 million, mainly due to the significant decline in the level of generation activities, mainly hydraulic generation operations.

The table below shows operating income breakdown for the Electricity business segment:

(in millions of pesos)

- Electricity Generation

Net sales: Electricity generation net sales increased P$18 million, or 3.6%, to P$518 million in 2007 from P$500 million in 2006, primarily due to a 26% improvement in generation prices that allowed to offset the 17.8% decline in volumes. The increase in average energy selling prices is mainly attributable to the higher electricity demand that resulted in energy deliveries by less efficient power plants and contract renewals at higher prices.

Net sales attributable to the Genelba Power Plant increased P$47 million, or 11.8%, to P$446 million from P$399 million, primarily due to an increase in the average selling prices, partially offset by a reduction in volumes. The average price increased 23.1% to P$90.2 per MWh in 2007 from P$73.3 per MWh in 2006. Energy delivered during in 2007 dropped 9.2% to 4,944 GWh (5,446 GWh in 2006), mainly as a result of scheduled maintenance works during 2007. The Power Plant’s availability decreased from 96% to 84%, being the plant factor of 80% and 91% in 2007 and 2006, respectively.

Net sales attributable to Pichi Picún Leufú dropped P$29 million, or 28.7%, to P$72 million in 2007 from P$101 million, as a result of a strong decline in volumes, partially offset by an improvement in selling prices. Energy delivered decreased 48.5% to 777 GWh in 2007 from 1,510 GWh, mainly due to lower water supply at the Comahue basin. The average selling price increased 38.5% in 2007 to P$92.7 per MWh from P$66.9 per MWh in 2006.

Gross profit: Gross profit for the generation business decreased P$58 million, or 23.8%, to P$186 million from P$244 million. Gross margin dropped to 35.9% from 48.8% mainly due to lower generation volumes and higher thermal generation costs as a result of increased gas prices.

Administrative and selling expenses: Administrative and selling expenses for the electricity generation business totaled P$20 million in both years.

ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES

The table below shows the Company’s equity in earning of affiliates, subsidiaries and companies under joint control for 2007 and 2006. In addition, the table shows equity in earnings of affiliates excluding the effects of proportional consolidation.

Compañía de Inversiones de Energía S.A (CIESA)/ Transportadora de Gas del Sur S.A (TGS): Our equity in the earnings of CIESA and TGS decreased P$64 million, from P$71 million in 2006 to P$7 million in 2007.

Total revenues decreased approximately P$52 million, or 4%, to P$1,257 million. Revenues from NGL production and selling activities dropped P$59 million, or 8.1%, to P$667 million, mainly due to the 21% decline in volumes resulting from unusual low temperatures in winter throughout the country, as a consequence of which production was interrupted to allow for an increased supply to residential users and power plants. This effect was partially offset by an increase in NGL international reference prices. Revenues from the gas transportation segment increased P$17 million, or 3.5%, to P$509 million. This rise is mainly attributable to the execution of new firm transportation agreements with an industrial client and gas producers which allowed to increase transportation capacity by 1.6 MMm³/d.

CIESA’s operating income decreased P$80 million, or 14%, to P$489 million, mainly due to a production drop and higher costs associated with fixed assets maintenance and increased compensations.

CIESA’s income tax charge increased P$124 million in 2007 basically due to the reversal of allowances on TGS’s tax loss carryforwards recorded in 2006.

Distrilec Inversora S.A. (Distrilec) / Edesur S.A (Edesur): Our equity in the earnings of Distrilec increased P$88 million to P$51 million from P$(37) million in 2006.

Revenues from Edesur services increased 30.5%, or P$430 million, to P$1,842 million, mainly due to the 22.8% rise in the energy average price (including toll), attributable to the implementation of Edesur new tariff schedule and adjustments derived from cost monitoring, as provided under the Memorandum of Agreement signed with UNIREN in August 2005. The 6.9% growth of electric power demand also had a positive impact compared to 2006.

All of the above resulted in an operating income of P$391 million in 2007 compared to a P$41 million loss in 2006.

In addition, during 2007 Edesur recognized a P$52 million loss for adjustment of fines applied by the ENRE, pursuant to the terms of the Memorandum of Agreement.

Petrolera Entre Lomas S.A. (PELSA): Our equity in the earnings of PELSA declined P$3 million to P$30 million from P$33 million, mainly due to increased production costs partially offset by a 1.5% increase in oil sales volumes.

PELSA’s operating income decreased P$38 million, or 14%, to P$233 million as a result of increased pulling and workover activities required to support production at mature fields and the greater incidence of depreciation and fixed costs. Increased expenses in terms of royalties, fees and easements also had an adverse impact.

 Refinería del Norte S.A. (Refinor): our equity in the earnings of Refinor increased P$12 million to P$44 million in 2007 from P$32 million in 2006.

Refinor’s sales dropped 2%, or P$31 million, to P$1,485 million in 2007 from P$1,516 million in 2006, mainly due to lower sales volumes.

Operating income grew 25.9%, or P$51 million, to P$248 million, mainly due to an increase in marginal contribution resulting from a significant rise in international reference prices for export products as well as higher prices for liquid fuels in the domestic market. In addition, holding gains (losses) increased as a result of the revaluation of raw material and finished product inventories in 2007, as compared to the decline recorded in 2006.

Mixed Companies in Venezuela: our equity in the earnings of mixed companies totaled P$49 million and P$42 million in 2007 and 2006, respectively.

Sales for Petroritupano S.A., Petrowayu S.A., Petrocariña S.A. and Petroven-Bras S.A. totaled P$253 million, P$85 million, P$24 million and P$15 million, respectively. Daily sales volumes totaled 38.5 thousand barrels, 10.6 thousand barrels, 2.9 thousand barrels and 1.9 thousand barrels, respectively, at an average price per barrel of US$56.71, US$68.74, US$61.73 and US$64.84, for each mixed company, respectively.

Oleoductos del Valle S.A. (Oldelval): Our equity in the earnings of Oldelval decreased P$5 million to P$3 million from P$8 million.

Oldelval’s revenues increased 1%, or P$1 million, to P$150 million, due to the 1.4% rise in transported volumes to 71.7 million barrels.

Liquidity and Capital Resources

We closely monitor liquidity levels in order to secure compliance with our obligations and achievement of our growth objectives. Along these lines, and as a guiding principle, financial solvency is the foundation on which sustainable development of our businesses is built.

Pursuant to these strategic guidelines, we seek to:

* Design a capital structure in line with industry standards adaptable to the financial markets in which we operate, by establishing a debt maturity profile consistent with estimated cash generation.

* Gradually reduce indebtedness costs.

* Have adequate flexibility to overcome the volatility inherent to emerging capital markets, by adhering to a conservative cash management policy that minimizes the risks of financial distress.

Adhering to these guidelines will enable the Company to treat financial management as a key element in the value-creation process.

Consistent with these guidelines, we achieved the following financial outcomes during 2007:

* Strict compliance with all financial obligations, with a 0.6% decline in our annual average indebtedness, measured in US dollars.

* Continued implementation of the Capital Expenditures Plan.

* Reduction in indebtedness costs.

In the short term, the most significant factors generally affecting the Company’s cash flow from operating activities are: (1) fluctuations in crude oil prices, (2) fluctuations in production levels and demand for our products, (3) fluctuations in margins in refining and distribution and petrochemicals, (4) changes in regulations, such as taxes, export duties, changes in royalty payments and price controls and (5) fluctuations in exchange and interest rates.

In the longer term, our ability to replace oil and gas reserves will affect future production levels, which, in turn, will affect cash flow provided by operating activities. Nonetheless, the Company does not believe that the risks associated with failure or delay of any single project would have a significant impact on our overall liquidity or ability to generate cash flows, since the Company has a diverse portfolio of development projects and exploration opportunities, which helps to mitigate the risks inherent to oil and gas exploration and production and the associated cash flow provided by operating activities.

Analysis of Liquidity and Capital Resources

Management analyzes the results and financial condition separately from the results and financial condition of CIESA and Distrilec, affiliates under joint control with third parties to the Controlling Group. The discussion below, therefore, relates to the liquidity and capital resources of the Company, excluding the effects of the proportional consolidation of CIESA and Distrilec, and as a result may not be directly comparable to figures reflected in the consolidated financial statements.

The table below reflects our statements of cash flow for fiscal years ended December 31, 2007 and 2006 under Argentine GAAP and, for comparative purposes, the pro forma results excluding the effect of proportional consolidation of companies under joint control. Amounts are stated in millions of pesos.

Cash

As of December 31, 2007 and 2006, cash and cash equivalents were P$898 million and P$1,044 million, respectively.

The Company’s goal is to maintain excess cash primarily in US dollars and in short-term investments in order to ensure adequate liquidity levels. The Company predominately invests in money market mutual funds and overnight deposits.

Operating activities

Net cash from operations decreased by P$ 1,181 million, or 47.1%, to P$1,325 in 2007 from P$2,506 million in 2006 as a result of the decline in net income and increased working capital requirements by the higher level of operations.

Investing activities

Cash used in investing activities decreased P$438 million, or 23.2%, to P$1,450 in 2007 from P$1,888 million in 2006.

Net capital investments dropped P$458 million to P$1,486 million in 2007 from P$1,944 million in 2006.

The table below reflects total capital expenditures, net, in millions of pesos:

Oil and Gas Exploration and Production

Capital expenditures in the Oil and Gas Exploration and Production segment totaled P$1,359 million and P$1,544 million in 2007 and 2006, respectively.

In 2007, capital expenditures in the Oil and Gas Exploration and Production segment were primarily directed towards maintaining production levels. Development of reserves continued through well drilling, expansion of secondary recovery projects and expansion of surface facilities. Three hundred and seventy five (375) wells were drilled, 258 of which are located in Argentina and 113 in Peru. 427 units were repaired, 219 of which are located in Argentina and 177 in Peru.

In Ecuador, development of facilities continued in Block 18, including completion and start up of the Fluid Processing Plant.

In addition, exploration investments - the main driver for reserve replacement and production in the long-term - significantly increased. Investments were focused on Argentina and Peru. Investments in Argentina were directed to drilling of exploration and extension wells and 3D seismic surveys. In Peru, a gas discovery well was drilled in Lote 57, with a significant gas and condensate potential. 2D seismic surveys were also conducted over 274 km in Lote 57.

Refining and Distribution

Capital expenditures in the Refining and Distribution segment totaled P$141 million and P$249 million in 2007 and 2006, respectively.

In 2007, works continued to be performed in connection with the Refining Master Plan aimed at producing fuels according to stringent quality specifications and increasing diesel oil production.

At the Bahía Blanca Refinery the Light Reformate Project was implemented. The light reformate plant allows to send to PGSM a variety with a high benzene content. The Sulfur Recovery unit also started operations in compliance with environmental enhancement standards. In this unit sulfur, compounds in oil are no longer burnt in the flare stack but are converted into raw material for the production of fertilizers. In addition, works performed at the Gasoline Hydrotreatment and Reforming unit allowed to reach a 100% design capacity. A catalytic gasoline splitter started operations to obtain a high-quality gasoline variety suitable for Podium gasoline formulation and to increase diesel oil production.

The Company moved forward with the implementation of Distillation Revamping projects for heavy crude oils processed at San Lorenzo and Bahía Blanca Refineries.

As regards Distribution, the Company continued consolidating its business strategy based on a selective growth of new businesses focused on service, quality and brand development aimed at a selective rebranding of gas stations.

Petrochemicals

In the Petrochemicals segment, capital expenditures totaled P$305 million and P$195 million in 2007 and 2006, respectively.

In 2007, capital expenditures in styrene were mainly focused on improving competitiveness and sustainability of operations through cost reduction, lower logistics costs, reduction of effluents and adjustment to the new standards.

At the Campana plant, works related to the revamping of the ammonia plant were completed. This will allow for a 14% increase in production capacity.

Works in connection with the construction of the new ethylbenzene plant at Innova continued. The plant is expected to start operations in the second semester of 2008.

Financing activities

Net cash used in financing activities totaled P$44 million and P$48 million in 2007 and 2006, respectively.

Payments of long-term debt amounted to P$1,024 million and P$272 million in 2007 and 2006, respectively.

- In 2007, Class G Notes and the Sixth Series under the US$2.5 billon Corporate Notes Program were paid at maturity in an aggregate amount of P$891 million (US$283 million). In addition, Petrobras Energía S.A. and Petrobras Energía Perú S.A repaid bank loans and long-term lines of credit in an amount of P$29 million and P$104 million, respectively.

- In 2006, Class B Notes were paid at maturity in an aggregate amount of P$15 million (US$5 million). In addition, Petrobras Energía S.A. and Petrobras Energía Perú S.A repaid bank loans and long-term lines of credit in an amount of P$129 million and P$128 million, respectively.

Cash provided by long-term financing totaled P$1,299 million and P$220 million in 2007 and 2006, respectively.

- In 2007, Petrobras Energía S.A. received P$927 million (US$300 million) from Class S under the US$2.5 billon Corporate Notes Program. In addition, Innova S.A. and Petrobras Energía Perú S.A. received cash from other bank financing in the amount of P$30 million and P$342 million, respectively.

- In 2006, Petrobras Energía S.A. received P$82 million (US$26 million) for foreign trade financing. In addition, Petrobras Energía Perú S.A. received cash from other bank financing in the amount of P$138 million (US$45 million).

As regards short-term financing, in 2007 the amount of P$133 million mainly relating to export pre-financing facilities and short-term domestic loans was repaid. In 2006, net cash provided by short-term financing amounted P$4 million.

In 2007, cash dividends were paid in the amount of P$186 million, 141 millions of such amount were dividends paid in advanced by Petrobras Energía Participaciones S.A.

Indebtedness

Most of the Company’s financial debt and a significant portion of the main affiliates’ debt are denominated in US dollars.

As of December 31, 2007, total indebtedness, excluding the proportional consolidation of CIESA and Distrilec (companies under joint control with third parties) totaled P$5,925 million, of which P$4,482 million was long-term indebtedness. This compares to P$5,679 million as of December 31, 2006, of which P$3,546 was long-term debt. As of December 31, 2007, short-term indebtedness totaled P$1,443 million, of which P$79 million represents the current portion of long-term obligations and P$1,173 million represents short-term indebtedness with financial institutions under loan agreements and foreign trade financing.

Petrobras Energía maintains a Global Corporate Note Program due May 2008 for a maximum principal amount at any time outstanding of US$2.5 billion or its equivalent in any currency. This Program was authorized by the CNV under Certificate N. 202 dated May 4, 1998, Certificate N. 290 dated July 3, 2002 and Certificate N. 296 dated September 16, 2003. As of December 31, 2007, notes in an aggregate principal amount of US$1,122 million were outstanding under this Program. Notes under the Program are not subject to acceleration in the event the Company’s credit ratings are downgraded.

The following is the debt maturity profile of the Company as of December 31, 2007:

On June 9, 2005, the Federal Executive Branch issued Decree 616/05, establishing that any cash inflow to the domestic market derived from foreign loans to the Argentine private sector shall have a maturity for repayment of at least 365 days as from the date of the cash inflow. In addition, at least 30% of the amount must be deposited with domestic financial institutions. This deposit shall (1) be registered, (2) be non-transferable, (3) be non-interest bearing, (4) be made in US dollars, (5) have a term of 365 days, and
(6) cannot be used as security or collateral in connection with other credit transactions. Export and import financing and initial public offerings of debt securities listed on self-regulated markets are exempt from the foregoing provisions.

This decree may limit the Company’s ability to finance its operations through new intercompany loans or any other kind of foreign financial loans.

Cross Default covenants

Series H, I, N, Q, R and S include cross default provisions whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of Petrobras Energía or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

As of the date of these consolidated financial statements, Petrobras Energía has complied with all terms and conditions contained in the note agreements.

Future capital requirements

The Company estimates our investments for 2008 at approximately US$600 million.

In addition, the Board of Directors will put forward the Shareholders’ Meeting to establish an optional reserve for future dividends in the amount of P$252 million, entitling the Board of Directors to determine the date for distribution until the next Regular Shareholders’ Meeting in connection with 2008 fiscal year, considering to such effect the financial conditions and funds availability as well as the operating results, investments and such other aspects as may be deemed relevant for the development of the Company’s business.

The Company estimates that its capital expenditure requirements relating to its investment plan, debt repayment obligations, working capital requirements and dividends payment, if approved, will be financed by cash from operations and, to a lesser extent, by new debt financings and divestments. The Company’s level of investments will depend on a variety of factors, many of which are beyond the Company’s control. These, among others, include the future price evolution of the commodities, the behavior of energy demand in Argentina and in regional markets, the existence and competitive impact of alternative projects, the enforcement of regulations and changes in applicable taxes and royalties and the political, economic and social situation prevailing in the countries where the Company operates.

Oil and Gas Exploration and Production

The Company’s 2008 investment plan is in line with reserve replacement and production goals, as a crucial step in securing the Company’s sustainable growth.

Argentina. Efforts will continue at the Neuquén basin to develop oil reserves through well drilling, expansion of secondary recovery projects and of the relevant surface facilities. As regards gas production, well drilling and workover campaigns are expected to be carried out. Development of El Mangrullo field will continue during the second year of production and the Company will move forward with implementation of a pilot project focused on low permeability gas reservoirs (no conventional reservoirs) at the Punta Rosada formation in the Río Neuquén field.  At the Austral basin, investments will be focused on well drilling for the development and demarcation of oil reserves and on maintenance of the curve of injection to the gas pipeline obtained as a result of the interconnection plan implemented during 2006. In addition, exploration activities involving seismic shooting and well drilling are expected to be performed.

Peru.  Infill drilling activities in connection with the development of Lote X are expected to continue on an intensive basis. As regards exploration, seismic shooting will be carried out in Lote 58 and surveys will continue to be conducted in the rest of the exploration portfolio.

Ecuador.  Development of Block 18 will continue mainly through well workover activities, with a view to restoring production to levels existing before the conflict with nearby communities.

Bolivia.  Activities involving drilling of shallow wells and workover are expected to be performed.

 Refining and Distribution

In 2008 the Company will continue to move forward with the implementation of the Refining Master Plan projects.

At the Bahía Blanca and San Lorenzo refineries works will be performed to increase the formulation and dispatch capacity for the different gasoline qualities in order to supply the growing market demand for these products.

At San Lorenzo Refinery, works will be completed in connection with the processing of streams with high benzene content from the Bahía Blanca Refinery and other suppliers, with a significant increase in benzene production and the consequent reduction in imports.

The Company will continue with the rebranding of gas stations, with a view to a selective growth of new businesses and a focus on service, quality and brand development. In addition, construction of the new Lubricants Plant will start in order to increase Petrobras’ lubricant production in the country.

Petrochemicals

At the Puerto General San Martín plant, investments will continue to be made with a focus on reducing variable costs (raw material and services) and minimizing environmental impact. At the same time, investments will be made in reliability projects to achieve increased yield and safety in operating processes.

In addition, a liquid fertilizers module (Logística 540) will be built including a dispatch station, dock and channel improvements and a 19 thousand capacity tank. In addition, works in connection with the Campana fertilizers port will start in the second semester of 2008.

At the Zárate plant, investments in Quality, Health, Environment and Security (QHES) will be made, including the acquisition of a water pump and the revamping study of the fire water system. In addition, analysis of the installation and subsequent invitation to bid for a new electricity substation in the services area will start. Upgrading of the BOPS and DCDI plants was approved to increase reliability of the production unit.

Gas and Energy

In 2008, investments will be made in connection with a 170 MW open cycle gas-fired turbine aimed at providing sustainable support to the Company’s operations growth and its present and future customers. This will allow to take advantage of the business opportunities derived from Resolution 1281/06, capitalizing on our position as an integrated energy company.

Corporate Governance

Corporate Governance refers to a set of policies, systems, standards and procedures regulating the Company’s management and development. The Corporate Governance best practices provide the adequate framework to support organizational objectives, where the roles and responsibilities of the main players and their interaction are defined, securing the alignment, balance and respect of the interests of all shareholders and any other public involved, employees, clients, suppliers and the community in general.

Ethics in the conduction of business, transparency in the relationship with targets and trustworthiness of the financial information generated by the Company are the main pillars of the management practices on which the Company’s Corporate Governance philosophy is built.

During 2007, efforts continued to consolidate several initiatives implemented as from 2004, aimed at strengthening Corporate Governance good practices:

- The Audit Committee’s performance was consolidated, with a fluent interaction with the different company sectors and a greater involvement with the Company’s business management, in compliance with the rules and regulations applicable in Argentina and USA.

- The mechanisms and procedures for the reporting of irregularities involving accounting and financial issues and conflicts of interest implemented in 2005 allowed informants to report any irregularity to the Audit Committee on a confidential and anonymous basis.

- The Ombudsman’s Office consolidated as a channel to facilitate review and handling of claims, opinions, suggestions, requests and expectations of people directly or indirectly related to the Company.

- Relevant information was disclosed to the market in accordance with the standards and practices established by the Company, being respectful of good market practices and complying with applicable legal requirements.

In addition, during the year under review, Petrobras Energía Participaciones obtained for the first time certification of the effectiveness of internal controls over financial reporting for the year ended December 31, 2006, in compliance with Section 404 of the Sarbanes-Oxley Law to which the Company is subject as a company registered with the Securities and Exchange Commission (SEC).

The Sarbanes-Oxley Law sets forth specific responsibilities of the Audit Committee, the Company’s Management and its external auditors, adds new reporting requirements for public companies subject to the law and imposes severe personal and institutional penalties for non-compliance with stated regulations, for the purpose of strengthening the confidence of investors in markets.

During 2007 the Company aimed at strengthening its internal control system by adopting corporate governance best practices, the promotion of business ethical practices, securing trustworthiness of the financial information to all shareholders, investors and the public in general.

Management and Administration

Board of Directors

Pursuant to Petrobras Energía Participaciones’ bylaws, the Board of Directors, that formally meets at least once every three months, is composed by the number of members appointed by the Regular Shareholders Meeting between a minimum of six and a maximum of twenty-one members. The Regular Shareholders’ Meeting may appoint a number of alternate members that may be equal to or lower than the number of regular directors for the same period order to fill any vacancy, in the order of their appointment. Such members are elected by the Regular Shareholders’ Meeting for a two-year term and renewed by halves.

The current structure of the Board of Directors is the following:

Name	Position

Daniel Lima de Oliveira	Chairman
André Garcez Ghirardi	Vice Chairman
Decio Fabricio Oddone da Costa	Director
Sidney Granja Affonso	Director
Solange da Silva Guedes	Director
Carlos Tadeu da Costa Fraga	Director
Venina Velosa da Fonseca	Director
Cedric Bridger	Director
Luis Miguel Sas	Director
Carlos A. Pereira de Oliveira	Director
João Bezerra de Souza	Director
Vilson Reichemback da Silva	Director
Héctor Daniel Casal	Director
Cláudio Fontes Nunes	Director
Rui Antonio Alves da Fonseca	Director
Adalberto Santiago Barbalho	Director
Ignácio R. Arrieta	Director
Santiago Montezanti	Director
Heitor Cordeiro Chagas de Oliveira	Alternate Director
Horacio T. Liendo (n)	Alternate Director

In compliance with Resolution No. 368 of the National Securities Commission, Cedric Bridger, Ignácio R. Arrieta and Santiago Montezanti are independent directors, being the other directors not independent in accordance with such rule.

Compensation

Compensation of the Board of Directors’ members is determined at the Regular Shareholders’ Meeting in compliance with the Business Associations Law. The maximum amount of compensation the Board of Directors’ members may receive, including salaries and any other form of compensation for the performance of permanent technical and administrative functions, may not exceed 25% of the Company’s profits. This amount will be 5% in the event no dividends are distributed to the shareholders and will be increased pro rata on the basis of the dividend distribution up to the 25% cap when all profits are distributed. In the event one or more directors serve as members of a special committee or perform technical and administrative functions and profits are reduced or non-existent and consequently the preset limits are exceeded, compensations in excess of the limit may only be paid with the prior express approval by shareholders at the Regular Shareholders’ Meeting.

Executive Officers

Petrobras Energía Participaciones as a holding company does not have executive officers. The Company’s operations are conducted through Petrobras Energía.

The table below sets out the names and positions of Petrobras Energía’s executive officers.

Name	Position
Decio Fabricio Oddone da Costa (*)	Chief Executive Officer
Luis Miguel Sas	Chief Financial Officer
Carlos A. Pereira de Oliveira	Director of Oil and Gas Exploration and Production
Vilson Reichemback da Silva	Director of Commercial Downstream
Adalberto Santiago Barbalho	Director of Refining and Petrochemicals
João Bezerra de Souza	Director of Gas and Energy
Claudio Fontes Nunes	Director of Corporate Services
Héctor Daniel Casal	Director of Legal Affairs
Juan Martín D´Agostino	Executive Manager of Quality, Environment, Safety and Health
Pablo María Puiggari	Executive Manager of Communications
Juan Kranner	Executive Manager of Human Resources

(*) Decio Fabricio Oddone da Costa serves as Chief Executive Officer since February 1, 2008.

Compensation

The compensation policy for executive officers includes an annual cash compensation and a benefit program. The annual cash compensation is determined based on the characteristics and responsibilities of the relevant position and the executive officer’s qualifications and experience and benchmark information. Such compensation consists of a monthly fixed compensation and an annual variable compensation dependent upon Petrobras Energía S.A.’s results of operations and the achievement of individual goals and objectives. Benefits granted to executive officers are similar to those granted to the Company’s staff, such as life insurance, health care plan, meal allowance and supplementary pension plan.

Decision-making and Internal Control System

Petrobras Energía S.A.’s operations are divided into Business Units which are in turn supported by a Corporate Center.

As far as decision-making is concerned, Petrobras Energía is managed by an Executive Committee composed of seven members: the Chief Executive Officer, the Chief Financial Officer, four Business Unit Directors (Oil and Gas Exploration and Production, Refining and Petrochemicals, Gas and Energy and Commercial Downstream) and the Director of Corporate Services.

Operations are managed through standardized processes that facilitate and secure coordination among the different Company areas. Delegation of authority is encouraged for the purpose of promoting agile and efficient responses to activities. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes.

The Company’s Internal Control system is supported by coordination among the areas responsible for managing businesses and administering them on a centralized basis (under the responsibility of the centralized functions areas of the Corporate Center), always within the framework of the policies established by the Executive Committee. In addition, this Internal Control system is designed to ensure achievement of objectives, by securing efficiency of operations, reliability of financial reporting and compliance with applicable laws, rules and policies in general.

The Company, together with Petrobras, has developed an International Integration Process Program -ProAni-, aimed at generating a single management model for Petrobras’ international area. In line with the Program, the Company reviewed its business processes and controls with a view to making its operations more efficient, improving process management and decision-making and strengthening its internal control system. As a result, throughout 2008 the Company will implement changes and significant improvements to its processes and controls, including its information system. The Company is currently analyzing the impact these changes and improvements will have on its internal control system during the transition to the new management model.

Audit Committee

Pursuant to the Regime concerning Transparency in Public Offerings approved by Decree 677/01 and the National Securities Commission (CNV) rules in Argentina and to the requirements imposed by the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), the Company has created an Audit Committee.

The Audit Committee’s purpose is to assist the Board of Directors in fulfilling its responsibilities to investors, the market and others in matters relating to (1) the integrity of the financial statements, (2) compliance with applicable legal, regulatory and behavioral requirements, (3) qualification and independence of the independent external auditor who will act as attesting accountant (the “Independent Auditor”), and (4) the internal audit and the Independent Auditor’s performance.

The Audit Committee is composed of three regular directors and an equal or lower number of alternate members who are appointed by the Board from among its members. Directors having sufficient experience and ability in financial, accounting or business matters are eligible to become members of the Audit Committee. All members or at least the majority of its members, as determined by the Board, will be independent, under the standards provided for in the regulations of the CNV, SEC and NYSE. (Pursuant to SEC and NYSE regulations for foreign companies, taking into account all the exceptions stated afore mentioned).

The Audit Committee may adopt its own internal regulations. At the Board of Directors meeting held on March 30, 2007, Cedric Bridger, Ignacio R. Arrieta and Santiago Montezanti were appointed as regular members of the Audit Committee and Horacio T. Liendo was appointed as an alternate member.

The Audit Committee works out an annual action plan for each fiscal year to be reported to the Board of Directors. The remaining directors, members of the Statutory Syndic Committee, managers and external auditors will be bound, at the Audit Committee’s request, to attend the Committee’s meetings, assist the Committee and provide it with any information available to them. The Audit Committee shall have access to the information and documentation deemed necessary for the fulfillment of its functions.

The Audit Committee has the following powers and responsibilities:

a) To supervise the performance of the internal control and of the administrative and accounting systems, as well as the trustworthiness of the latter and of all the financial information and of other relevant events to be reported to the CNV and to self-regulatory entities in compliance with the applicable reporting requirements.

b) To establish and supervise the implementation of procedures for the reception, documentation, treatment and tracking of claims or reports on irregularities in connection with accounting, internal control or auditing matters, on a confidential and anonymous basis.

c) To issue founded opinions with respect to transactions with related parties as required by applicable law. To issue founded opinions whenever a conflict of interest exists or may arise and to communicate these opinions to self-regulatory entities as required by the CNV.

d) To provide the market with complete information with respect to transactions where members of the corporate bodies and/or controlling shareholders of ours have conflicts of interest.

e) To issue on opinion regarding to the reasonableness of the compensation and stock option plans proposed by the Board of Directors at the Shareholders’ meetings.

f) To issue on opinion regarding the compliance of legal requirements and the reasonableness of proposals to issue shares or securities convertible into shares, in the case of capital increases that exclude or limit preemptive rights.

g) To issue at least at the time of submittal of the annual financial statements, a report on the treatment given during the year to the matters under its responsibility.

h) To issue an opinion on the proposal submitted by the Board for the appointment (or revocation) of the independent auditor and communicate it to the shareholders’ meeting.

i) To evaluate the qualifications and independence of the external auditor.

j) To issue and maintain pre-approval procedures in connection with any service (whether audit-related or not) to be provided by the independent auditor, under which the Committee will be exclusively authorized to pre-approve any service provided by the said Auditor.

k) To evaluate the quality of, and the main changes to the Company’s accounting standards.

Compensation Committee

In order to a better supervision of the salary and compensation matters, the Board of Directors of Petrobras Energía created a Compensation Committee. The main purpose of this committee is to assure the compliance with, and revise whenever necessary, policies relating to compensation that aim to provide the Company with greater flexibility to make more effective decisions. The Committee approves matters relating to compensation policies, including variable compensation practices. The committee, composed of Directors Décio Fabricio Oddone da Costa, Carlos Tadeu da Costa Fraga y Roberto Monti, must report to the Board of Directors at least semiannually.

Statutory Syndic Committee

We have a Statutoy Syndic Committee that is comprised of three members and three alternate members. The table below sets out the name, year of appointment and position of each member of the Statutory Syndic Committee, approved by Ordinary Shareholders’ Meeting held on March 30,2007.

Name
Juan Carlos Cincotta	Member
Justo Federico Norman	Member
Rogelio Norberto Maciel	Member
Olga M. Morrone de Quintana	Alternate
Mariana Paula Ardizzone	Alternate
María Laura Maciel	Alternate

The regular and alternate members of the Statutory Syndic Committee are elected by the shareholders at the Annual Shareholders’ Meeting to serve for a renewable term of one year.  The primary responsibilities of the Statutory Syndic Committee are to monitor Management’s compliance with the Business Associations Law, the Company’s by-laws and the shareholders’ resolutions. The Statutory Syndic Committee also performs other functions, including: (i) attending Board of Directors’ and shareholders’ meetings, (ii) calling Special Shareholders’ Meetings when deemed necessary or when required by shareholders, in accordance with the Business Associations Law, (iii) submitting a report on the Board of Directors’ reports and the Company´s annual financial statements at regular shareholders’ meetings, and (iv) investigating written complaints from shareholders representing not less than 2% of the capital stock. The Statutory Syndic Committee shall not be involved in the control of the Management’s performance and, accordingly, shall not evaluate the business criterion and decisions made on issues of administration, financing, selling and production, as these issues fall within the exclusive responsibility of the Board of Directors.

Dividends

Pursuant to the Business Associations Law, the Company may only pay dividends to shareholders from the retained earnings reflected in its approved annual audited financial statements.  While the Company’s Board of Directors may declare interim dividends, each member of the Board of Directors and of the Statutory Syndic Committee will be jointly and severally liable for any payments made in excess of retained earnings at year-end. The declaration, amount and payment of dividends to shareholders are subject to approval by the Regular Shareholders’ Meeting. Under the Company’s bylaws, net income shall be allocated as follows: a) 5% to a legal reserve, until it equals 20% of the outstanding capital; b) to compensation of the members of the Board of Directors and Statutory Syndic Committee; c) to dividends on preferred stock if there is any, and to dividends on common stock or to a voluntary reserve or contingency reserve, or to a new account, or as otherwise determined by the Shareholders’ Meeting.

The Company’s main source of funds for the payment of dividend is the dividends received from its controlled company, Petrobras Energía. Payment of dividends by Petrobras Energía depends upon its financial position, results of operations, cash requirements (including capital expenditures and repayments of debt services), retained earnings minimum requirements and other requirements imposed by Argentine laws and upon any other factors deemed relevant by Petrobras Energía’s Board of Directors for the purpose of resolving upon the declaration of dividends.

Under Law No.25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to a thirty-five percent income tax withholding, as single and definitive payment.  For this purpose, taxable income is deemed to be that resulting from adding up to income as determined under the general provisions of the Income Tax Law, dividends or income obtained from other corporations not considered in the computation of said income for the same tax period or periods.

Summarized Balance Sheet and Income Statement Structure

The information below for fiscal year ended December 31, 2003 does not have retroactive effect under the new professional accounting standards.

Listed Price of Company’s Shares

Statistical Data

The information below for fiscal years ended December 31, 2004 and 2003 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.A. and EG3 S.A. into Petrobras Energía.

For the year ended December 31,				
	2007	2006	2005	2004	2003
Crude oil sales (thousands of barrels)					
Argentina	16,668	18,888	19,459	18,252	20,070
Venezuela	-	3,823	16,105	17,204	14,339
Peru	4,914	4,693	4,637	4,195	4,263
Bolivia	335	462	436	497	485
Ecuador	4,534	3,989	3,449	2,111	1,431
Total	26,452	31,855	44,086	42,259	40,588
Natural gas sales (thousands of cubic feets)					
Argentina	96,091	92,819	84,557	76,089	77,659
Venezuela	-	1,642	7,654	9,404	7,652
Peru	4,153	4,003	3,919	3,097	2,989
Bolivia	8,700	13,470	13,654	14,044	13,902
Total	108,944	111,934	109,784	102,634	102,202
Petrochemicals sales (tons)					
Fertilizers	672,838	747,816	675,624	710,993	543,420
SBR	54,779	55,723	52,644	60,208	56,924
Styrene	173,505	153,316	154,063	154,011	135,263
Propylene	24,765	23,042	23,335	20,046	26,240
Polystyrene	193,888	186,428	160,373	154,699	146,229
Refining products sales					
Aromatics (tons)	21,589	29,969	45,579	43,619	56,309
Bencen (tons)	45,289	50,946	57,466	53,851	50,136
Gasoline (m3)	849,864	837,144	715,269	207,419	119,230
Gas Oil (m3)	1,948,873	1,766,726	1,741,043	912,899	882,601
Other middle distillates (m3)	9,137	14,604	12,869	5,249	10,477
Asphalts (tons)	194,595	183,865	188,033	115,068	86,007
Paraffins (tons)	334,269	162,543	162,650	149,415	150,570
Reformer plant products (tons)	102,310	117,537	134,497	74,469	79,028
Other heavy products (tons)	1,018,108	818,870	685,906	437,172	418,383
Electricity generation (gwh)					
Energy produced	5,137	6,435	6,114	5,689	5,400
Contracted sales	2,421	2,300	1,255	1,437	1,588
Spot sales	3,300	4,656	5,486	4,719	4,868
Total sales	5,721	6,956	6,741	6,156	6,456

Board of Directors’ Proposal

Retained earnings as of December 31, 2007 shall be allocated as follows: (in millions of  pesos)

To legal reserve	29
To reserve for future dividends	191 (*)
To new fiscal year	1,512

(*) A proposal will be made that the Board of Directors be entitled by the Shareholders’ Meeting to determine the date for the distribution of dividends until the next Regular Shareholders’ Meeting is held in connection with 2008 fiscal year, considering to such effect the operations performance, operating results, investment programs, financial position and funds availability and such other aspects as may be deemed relevant for the development of the Company’s businesses.

                                                                                                        Daniel Lima de Oliveira

Chairman

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, President and Directors of
Petrobras Energía Participaciones S.A.
Maipú 1, 22nd floor
Buenos Aires
Argentina

1. We have audited the accompanying consolidated balance sheet of Petrobras Energía Participaciones S.A. (an Argentine Corporation) (“PEPSA”) and its subsidiaries and jointly-owned entities as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended, and notes 1 to 22. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the above-mentioned consolidated financial statements based on our audit.

2. Except as discussed in paragraph 5, we conducted our audit in accordance with auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors mentioned in paragraph 6 provide us with a reasonable basis for our opinion.

3. The accompanying financial statements were translated into the English language from those issued in Spanish in conformity with the regulations of the Argentine National Securities Commission (“CNV”). They were also reformatted in a manner different from those presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform to CNV regulations.

4. As further explained in note 2 to the consolidated financial statements, the accounting practices applied by the Company conform to the accounting standards set forth by the CNV, and they do not conform to accounting principles generally accepted in the United States. The effects of the differences between the foregoing sets of accounting principles have not been quantified by the Company.

5. We were unable to obtain audited financial statements as of December 31, 2007 supporting: (i) the carrying value of PEPSA’s equity method investment in Refinería del Norte S.A. amounting to $ 110,378,000 as of December 31, 2007, or its equity in the earnings of such company amounting to $ 33,424,000 included in the Company’s net consolidated income for the year then ended, as described in note 9 to the consolidated financial statements of PEPSA, and (ii) the Company’s interest in Distrilec Inversora S.A. (“Distrilec”), incorporated by the proportional consolidation method and which, after considering the adjustments made by the Company, as disclosed in note 9 to the consolidated financial statements, represents approximately 8% and 7% of the related total consolidated assets and net sales of PEPSA, respectively as of December 31, 2007 and for the year then ended; nor were we able to satisfy ourselves through other auditing procedures as to the carrying value of the investment in Refinería del Norte S.A., the equity in the earnings of such company, or the amounts proportionally consolidated for Distrilec.

6. The financial statements of Compañía de Inversiones de Energía S.A. (“CIESA”) as of December 31, 2006 were audited by other professionals, whose report dated February 5, 2007 was furnished to us. These financial statements were incorporated by the proportional consolidation method in the consolidated financial statements of PEPSA as of that date. Our opinion set forth in paragraph 11, insofar as it relates to the amounts included for CIESA before considering the adjustments made by the Company as disclosed in note 9 to the consolidated financial statements, is based on the reports of the referred professionals.

The assets and net sales of CIESA incorporated by the proportional consolidation method before considering the adjustments indicated in the preceding paragraph, represent approximately 13% and 6% of the related total consolidated amounts as of and for the year ended December 31, 2006.

7. The report of the other auditors referred to in paragraph 6 contained qualifications regarding:
(a) the non-recognition of the effects of the changes in the purchasing power of the Argentine peso from March 1 to September 30, 2003 while in the opinion of the other auditors the recognition of such effects was required by the professional accounting principles in force in the City of Buenos Aires but not allowed by the related regulations of the CNV, and (b) the uncertainties as to: (i) the ability of CIESA to continue operating as a going concern, (ii) the future development of the regulated business of Transportadora de Gas del Sur S.A. (“TGS”), a subsidiary of CIESA, and (iii) the recoverability of CIESA’s non-current assets if the assumptions underlying management’s projections about such assets do not materialize in the future. The accompanying consolidated financial statements of PEPSA as of December 31, 2006 do not include any adjustments or reclassifications that may result from the resolution of these uncertainties.

8. As described in note 9 to the consolidated financial statements, CIESA and its subsidiary TGS continue to be adversely affected as of December 31, 2007 by the uncertainties described in paragraph 7. The financial statements of CIESA as of such date were prepared by this company’s management considering that the entity had the ability to continue operating as a going concern. Accordingly, those financial statements do not include the effects of potential adjustments and reclassifications, if any, that may be required if the situations described above are not successfully resolved. In addition, the resolution of the uncertainties referred to above may determine that CIESA’s assumptions underlying the projections relating to the determination of the recoverable value of its non current assets will not materialize in the future. The accompanying consolidated financial statements of PEPSA as of December 31, 2007 do not include any adjustments or reclassifications that may result from the resolution of these uncertainties.

The assets and net sales of CIESA incorporated by the proportional consolidation method, after considering the adjustments mentioned in note 9 to the consolidated financial statements, represent approximately 12% and 4% of the related total consolidated amounts as of and for the year ended December 31, 2007.

9. The Company estimated the recoverable value of its equity investments in Petroven-Bras S.A., Petrokariña S.A., Petrowayú S.A. and Petroritupano S.A. (“mixed companies”) as of December 31, 2007 and 2006, as described under the heading “Operations in Venezuela” in note 6 to the consolidated financial statements.

Additionally, as indicated in the referred note 6, as of December 31, 2006, the Company recorded other receivables in the amounts that, as estimated by the Company, could be used to pay acquisition bonds related to any new project of mixed companies focused on the development of oil exploration and production activities, or to acquire licenses for the development of gas exploration and production operations in Venezuela. As it is also indicated in that note, as of December 31, 2007, the Company booked a 100% allowance on the carrying value of such other receivables since to date no projects for the use thereof have been executed, the efforts for their transfer to third parties have not been successful, and other alternative uses of them were foreseen.

As of December 31, 2007 and 2006, the Company estimated the recoverable value of the investments in the mixed companies and of the other receivables referred to above based on the best information available as of those dates. However, the materialization of certain assumptions used by the Company to determine the recoverable value of these assets is contingent on future events and actions, some of which are beyond its control and might affect the carrying value of these assets.

As of December 31, 2006, PEPSA recorded the investments in the above-mentioned mixed companies under the equity method based on the best available accounting information prepared by these companies’ management as of that date. Our audit report dated February 8, 2007 on the consolidated financial statements of PEPSA and its subsidiaries and jointly owned entities as of December 31, 2006 included a qualification regarding the uncertainty arising from the fact that future circumstances beyond the control of the management of PEPSA might affect the carrying value of the investments in the referred mixed companies. The financial statements of the mixed companies that represent a significant portion of the carrying value of such investments as of December 31, 2006 were approved by the shareholders of those companies after February 8, 2007 and did not result in the recognition of material adjustments to the foregoing carrying value. Therefore, our current opinion on the referred consolidated financial statements of PEPSA as of December 31, 2006 is no longer affected by said uncertainty.

10.As described under the heading “Operations in Ecuador” in note 6 to the consolidated financial statements, during October 2007, the Ecuadorian government issued the Regulating Provisions of Law 42/2006, which introduced changes to the Hydrocarbons Law of such country. Through these provisions the government’s interest in the extraordinary revenues from crude oil price was increased from 50% to 99%, reducing the oil companies’ interest from 50% to 1%. In addition, on January 1, 2008, the Tax Equality Law became effective in Ecuador, whereby new taxes are to be created and for which the related Regulating Provisions are expected to be issued.

As of December 31, 2007, the Company estimated the recoverable value of its assets in Ecuador based on the best available information as of that date. However, certain assumptions used by the Company to determine such recoverable value were defined before the scope of the changes referred to above have been definitively established and some of them are beyond the Company’s control, giving rise to an uncertainty about their future materialization. The resolution of this uncertainty might affect the carrying value of these assets.

11.In our opinion, based on our audit and, in relation to the consolidated financial statements as of December 31, 2006, on the report of the other professionals mentioned in paragraph 6, except for the effects of the potential adjustments, if any, as might have been determined to be necessary on the consolidated financial statements as of December 31, 2007 had we been able to examine evidence regarding the carrying value of the equity method investment in Refinería del Norte S.A., the equity in the earnings of this affiliate and the amounts incorporated by the proportional consolidation method for the Company’s interest in Distrilec, subject to the effects of the eventual adjustments, if any, as might have been determined to be necessary on the financial statements as of December 31, 2007, had the resolution of the uncertainty mentioned in paragraphs 8, 9 and 10 been known, and on the financial statements as of December 31, 2006, had the resolution of the uncertainty mentioned in paragraphs 7 and 9 been known, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Petrobras Energía Participaciones S.A. and its subsidiaries and jointly-owned entities as of December 31, 2007 and 2006, and the results of their operations, the changes in shareholders’ equity and their cash flows for the years then ended, in conformity with professional accounting principles in force in the City of Buenos Aires.

12.The consolidated financial statements of PEPSA for the year ended December 31, 2005 presented for comparative purposes were audited by other professionals who, on February 15, 2006, except for the changes mentioned in note 2 to the consolidated financial statements as of December 31, 2007, for which the date is February 8, 2007, issued a report containing an opinion on the referred consolidated financial statements as of December 31, 2005, based on their audit and on the reports of other professionals for the related companies CIESA and Compañía Inversora de Transmisión Eléctrica Citelec S.A. (“Citelec”).

The referred audit report of PEPSA as of December 31, 2005 states that the audit report of CIESA as of December 31, 2005 included qualifications involving uncertainties as to: (i) the continuity of the mentioned related company to continue operating as a going concern, and (ii) the recoverability of its non-current assets if the assumptions underlying management’s projections about such assets do not materialize in the future.

Additionally, the referred audit report on the consolidated financial statements of PEPSA as of December 31, 2005 included a qualification with respect to the uncertainties mentioned above with respect to CIESA.

Buenos Aires (Argentina), February 12, 2008

SIBILLE

Gabriel E. Soifer
Partner

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Stated in millions of Argentine pesos)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007, 2006 AND 2005

(Stated in millions of Argentine pesos)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

STATEMENTS OF CHANGES IN SHAREHOLDERS´ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Stated in millions of Argentine pesos)

PETROBRAS ENERGÍA PARTICIPACIONES AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

 (Stated in millions of Argentine pesos)

2007	2006	2005
Cash provided by (used in) operations:			
Net income	573	1,064	729
Reconciliation to net cash provided by (used in) operating activities:			
Minority interest in subsidiaries	277	425	288
Equity in earnings of affiliates	(176)	(219)	(281)
Financial expenses, net	51	(24)	29
Depreciation of property, plant and equipment	1,217	1,121	1,209
Allowance for advances to partners in Venezuela	41	-	-
Net impairment of assets	973	6	398
Sale of oil and gas areas	(62)	(85)	-
Seniat claim - Venezuela	-	18	54
Reversal of the reserve for impairment of non-current investments	(5)	(39)	11
Impairment of unproved oil and gas wells	45	78	16
Gain from the sale of equity investments	(1,137)		
Disposal of property, plant and equipment	17	15	24
Income tax accrued	494	465	211
Income tax paid	(167)	(16)	(17)
Accrued interest	516	584	552
Interest paid	(519)	(491)	(515)
Edesur - Memorandum of agreement	(85)	-	-
Other	5	42	(3)
Changes in assets and liabilities:			
Trade receivables	(227)	150	(375)
Other receivables	114	(277)	(110)
Inventories	(271)	(136)	(169)
Other assets	6	8	8
Accounts payable	52	130	96
Payroll and social security taxes	13	110	90
Taxes payable	(182)	(176)	(8)
Dividends collected (Note 9.c)	264	116	72
Other liabilities	26	8	(311)
Net cash provided by operations	1,853	2,877	1,998
Cash (used in) provided by investing activities:			
Acquisition of property, plant and equipment and interests in companies and oil and gas areas	(2,124)	(2,175)	(1,757)
Sale of property, plant and equipment and interests in companies and oil and gas areas	406	124	-
Net decrease in investments other than cash and cash equivalents	31	56	62
Contributions and advances to unconsolidated affiliates	(6)	(27)	(1)
Reimbursement of contributions to subsidiaries	(4)	-	14
Net cash used in investing activities	(1,697)	(2,022)	(1,682)
Cash (used in) provided by financing activities:			
Net decrease in short term debt	(179)	(6)	671
Receipts of long-term debt	2,095	300	205
Receipts of long-term debt from related companies	-	-	583
Payments of long-term debt	(2,094)	(589)	(2,061)
Cash dividends paid	(186)	-	-
Net cash used in financing activities	(364)	(295)	(602)
Effect of exchange rate change on cash	25	-	9
(Decrease) increase in cash	(183)	560	(277)
Cash and cash equivalents at the beginning of the year (a)	1,350	790	1,067
Cash and cash equivalents at the end of the year (a) (See Note 17.e)	1,167	1,350	790

(a) Cash and cash equivalents include highly liquid temporary cash investments with original maturities of three months or less.

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts stated in millions of Argentine pesos)

1. Business of the Company

Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Participaciones” or “the Company”) is a holding Company that operates through Petrobras Energía S.A. (“Petrobras Energía”) and its subsidiaries. The Company’s principal assets is 75.8% of the equity interest of “Petrobras Energía”, an integrated energy company, focused in oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarbons. Petrobras Energía has businesses in Argentina, Bolivia, Brazil, Ecuador, Perú, Venezuela, México and Colombia.

2. Basis of presentation

Petrobras Participaciones’ consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“CNV”) and, except for the matters described in Note 3, with Generally Accepted Accounting Principles  in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”, Professional Council in Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements (“Argentine GAAP”).

The accompanying consolidated financial statements have been translated into English from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from the presentation in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain accounting principles applied by the Company do not conform with U.S. generally accepted accounting principles ("U.S. GAAP"). The difference between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Participaciones has consolidated line by line its financial statements with those of the companies over which exercises control or joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish the company’s operating and financial policies. As of December 31, 2007 under the joint control of Petrobras Energía are Distrilec Inversora S.A. (“Distrilec”), Compañia de Inversiones de Energía S.A. (“Ciesa”) and Petrobras de Valores Internacional de España S.L. (PVIE).

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, reflecting separately the minority interest. The related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the company.

Considering that the sale of the 40% equity interest in PVIE was celebrated in December 2007 (note 9.V), the consolidated statements of income and cash flows show the participation in PVIE according to the procedure indicated for the consolidation of controlled companies.

The information about the companies over which the Company exercises control, joint control and significant influence are disclosed in Note 22.f).

b) Foreign currency translation

The Company applies the method established by the Technical Resolution No. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated”; as such transactions are not considered to be an extension of the Company’s transactions.

Upon applying the translation method, the foreign transactions are first remeasured into US dollars (functional currency for such transactions), as follows:

* Assets and liabilities stated at fair value are converted at the closing exchange rate.

* Assets and liabilities measured at historical values and the income (loss) accounts are converted at historical exchange rates.

Remeasurement results are recognized in the Statements of Income as “Financial results”.

 After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

* Assets and liabilities are translated by using the closing exchange rate.

* Income (loss) is translated at the historical exchange rates.

The effect arising from the translation of the foreign operations is disclosed in the Shareholders’ equity as “Deferred results”.

Exchange differences arising from the Company’s liabilities in foreign currency assumed to hedge the Company’s net investments in foreign entities are also recorded in the “Deferred Results” account (note 2.f).

c) Consideration of inflation effects

The Company presents its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements recognize the effects of the changes in the purchasing power of the Argentine peso through August 31, 1995.  Starting September 1, 1995, under CNV General Resolution No. 272, the Company has interrupted the use of this method and maintained the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA approved the Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended after March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the Argentine peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in Argentine pesos as of December 2001.  Through the General Resolution No. 415 dated July 25, 2002, the CNV requires that the information related to the financial statements that are to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences, which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

On March 25, 2003, the Executive Branch of Government issued the Decree No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method was not in accordance with professional accounting standards effective in the City of Buenos Aires, which through Resolution N° 287/03 of the CPCECABA discontinued the application of the restatement method starting October 1, 2003. The effects thereof do not significantly affect the Company's financial position.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The oil and gas exploration and production joint ventures have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements.

Foreign branches have been consolidated.

e) Financial statements used

The financial statements of the subsidiaries and companies under joint control as of December 31, 2007, 2006 and 2005 or the best available accounting information at such dates were used for consolidation purposes and adapted to an equal period of time respect to the financial statements of the Company. Additionally, the adjustments to adapt the valuation methods to those applied by the Company have been also considered.

f) Changes in professional accounting standards

On August 10, 2005, the CPCECABA approved the Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards. Through General Resolutions Nos. 485 and 487 dated December 29, 2005, and January 26, 2006, the CNV approved the abovementioned changes, which were effective for years beginning as from January 1, 2006.

The effects of these changes on the shareholders´equity as of December 31, 2005 and 2004 are described below:

(i)   In calculating the recoverability of Property, Plant & Equipment and certain intangible assets, the recoverable value is considered to be the higher of the net realizable value and the discounted value of the expected cash flows, eliminating the first comparison with the nominal value of expected cash flows.

(ii)  The difference between the inflation-adjusted book value of Property, Plant & Equipment and other non-monetary assets and their tax basis is considered to be a temporary difference that gives rise to the recognition of a deferred tax liability, which – as provided by CNV General Resolution
No. 487 – can either be booked or disclosed in notes to financial statements. The Company’s Management opted to book this effect in order to be consistent with the International Financial Reporting Standards (IFRS).

(iii) The effects of the measurement of the derivative instruments considered to be an effective hedge and the effects of the translation of foreign operations net of the foreign-exchange differences generated by the debt denominated in foreign currency designated as hedge for net investment abroad are no longer disclosed as an item between liabilities and shareholders' equity ("mezzanine account") and, instead, are disclosed in the shareholders' equity.

3. Accounting standards

These consolidated financial statements have been prepared in accordance with the applicable CNV regulations. The CNV regulations differ from Argentine GAAP as follows:

a) The date of discontinuance of the application of inflation accounting provided for in FACPCE Technical Resolution No. 6, as described in note 2.c).

b) The possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

c) The alternative treatment prescribed in the professional accounting standards in connection with the capitalization of financial costs attributable to certain assets is considered mandatory.

4. Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements are as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each year.

The summary of accounts denominated in foreign currency is disclosed in Note 22.d).

b) Inventories:

Crude oil stock: at reproduction cost.

Raw materials and Materials: of high-turnover, at replacement cost; of low-turnover, at the last purchase price, restated according to Note 2.c).

Work in progress and finished products relating to refining, distribution, petrochemical and gas and energy activities: at replacement or reproduction cost, as applicable, applied proportionally to the degree of completion of the related good in the case of goods in process.

Advances to suppliers: based on the amounts of money delivered.

The carrying amount of these assets does not exceed their recoverable value.

c) Investments:

 Listed Government Securities of designated trading securities: at market value at the end of each year. Any gain or loss due to market fluctuations is reflected in the “Financial income (expenses) and holding gains (losses)” account.

Certificates of deposit, loans granted to partners and to affiliates over which significance influence is exercised: at face value plus accrued interest, according to the specific clauses of each operation. The carrying amount of these assets does not exceed their recoverable value.

Investments in mutual funds: at market value at the end of each year.

Shares — Participation in affiliates in which the Company exercises significant influence: at the equity method calculated using the affiliates financial statements as of December 31, 2007, 2006 and 2005 or the best available financial information, adapted to an equal period of time.

For the determination of the Company's equity investments in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses and the difference between acquisition cost and book value of affiliates at the time of the acquisition. Cash dividends from affiliates approved by shareholders' meetings held prior to the date of issuance of these consolidated financial statements, which are placed at the shareholders' disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments.

Investments are sated at recoverable value if such value is exceeded using the equity method.

Interest in affiliates in which the Company does not exercise significant influence: at acquisition cost restated according to Note 2.c).

d) Trade receivables and accounts payable:

Trade receivables and accounts payable have been valued at the spot cash estimated at the time of the transaction, plus accrued financial components, net of collections or payments, respectively. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.

Trade receivables include billed uncollected services and services rendered but not yet billed as of the end of each year.

The total amount of receivables is net of an allowance for doubtful accounts. In providing such allowance, the Company evaluates different factors, including the clients’ credit risks, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

e) Financial receivables and payables:

Financial receivables and payables have been valued according to the amounts committed and received, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of payments or collections.

f) Other receivables and payables:

Other receivables and payables have been valued on the basis of the best estimate of the amount to be collected or paid, respectively, discounted using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities which are stated at face value.

g) Property, plant and equipment:

Property, plant and equipment, except as indicated below, have been valued at acquisition cost restated according to Note 2.c), less accumulated depreciation. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves condition and it is probable that future economic benefits, in excess of the originally assessed, will flow to the enterprise or when the expenditure relates to a major repair or overhaul of the asset made to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.

Property, plant and equipment related to foreign operations were converted into US dollars (functional currency) at their historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective at closing date in accordance with the method for converting foreign operations described in Note 2.b).

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities, in accordance with the Statement of Financial Accounting Standard No. 19 (SFAS N°19), issued by the United States Financial Accounting Standard Board. This method involves the capitalization of:  (i) the cost of acquiring properties in oil and gas exploitation and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of reserves economically exploitable; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

In accordance with SFAS N°19, exploration costs, excluding exploratory well costs, are expensed during the year in which they are incurred.  Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, incorporating prospectively the changes introduced by the interpretation FASB Staff Position 19-1, starting July 2005 such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

The cost of Transportadora de Gas del Sur S.A.´s (“TGS”) property, plant and equipment was determined based on the price paid for the acquisition of 70% of TGS´s common stock.  This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment.  Such value has been restated as explained in Note 2.c).

The cost of works in progress, whose construction will extend over time, includes, if applicable, the computation of financial costs accrued on loans granted by third parties and the costs related to setting up the facilities, net of any income obtained from the sale of commercially valuable production during the process.

The Company depreciates productive wells, machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and well abandonment costs in hydrocarbons areas, discounted at an estimated rate at the time of their initial measurement, are included in the cost of the assets and depreciated using the units of production method.  Additionally, a liability at the estimated value of the discounted amount payable is recognized.

The Company estimates its reserves at least once a year. The Company's reserves estimation as of December 31, 2007 were audited by DeGolyer and MacNaughton and as of December 31, 2006 and 2005, were audited by Gaffney, Cline & Associates Inc., international technical advisors. The technical revision covered approximately the 71%, 93% and 95%, respectively, of the Company’s estimated reserves.

The Company 's remaining property, plant and equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The value of property, plant and equipment, does not exceed its recoverable value. Company’s Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds such value.

From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and the discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. To such end, among other elements, the premises that represent the best estimation made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.

In subsequent periods, the reversal of the impairment is analyzed if changes in the assumptions used to determine the asset recoverable value arise. In such a case, the book value of the asset or group of assets is raise to the smaller of: a) the book value that the asset or group of assets would have had if the impairment had never been recognized; and b) its recoverable value.

h) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value of such assets together with the additional cost do not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company´s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company´s own internal environmental policies.

i) Income tax, minimum presumed income tax, withholdings on export of hydrocarbons and hydroelectric royalities:

The Company and its subsidiaries estimate income tax on an individual basis under the deferred tax method.

To book the deferred tax balance, the Company uses the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting and tax measurement of assets and liabilities. Temporary differences determine tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without affecting the compensation of the respective amounts. The Company recognizes a deferred tax asset for an unused tax loss carry forward if, and only if, it is considered probable that there will be sufficient future taxable profit against which the tax loss could be used.

The deferred tax assets and liabilities have been valued at their face value.

The minimum presumed income tax is supplementary to income tax, since while the latter is levied on the year's taxable income, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years. The minimum presumed income tax asset has been valued at its discounted value.

Prevailing income tax rates at year end in Argentina, Venezuela, Brazil, Perú, Ecuador, Bolivia, Austria and España are, 35%, 50%, 34%, 30%, 36.25%, 25%, 25% and 35%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with 12.5% withholding income tax.

As regards to the Pichi Picún Leufú Hydroelectric Complex, since 2002 the Company pays hydroelectric royalties of 1%, increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a monthly license fee payable to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of hydroelectric royalty.

The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years since March 1, 2002, which was subsequently extended for five years by the Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.

Effective November 2007, Resolution No. 394/07 issued by the Ministry of the Economy and Production established a new method for calculating withholdings on exports of crude oil, and equaled the treatment given to certain oil related products to that of crude oil. Exports of benzene, ethylbenzene and liquefied petroleum gas (LPG), among others, are not within the scope of this resolution. This amendment results in the application of a variable export withholding based on a formula that considers the international price of crude oil and a cut-off price by product.

Under this method, when the international (quoted) price of crude oil exceeds US$ 60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of US$ 42 per barrel of standard-quality crude oil. When the international price of crude oil ranges between US$ 45.00 and
US$ 60.90 per barrel, a 45% withholding rate is applied. When the international price of crude oil dips below US$ 45 per barrel, the authorities will proceed to determine the applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined.

Previously, the withholding rate was 5% for refined products and 20% for LPG, and a special regime was applied on crude oil exports, starting at 25% when the price per barrel was equal to or lower than US$ 32 and contemplating increasing rates ranging between 3% and 20% when the price per barrel ranged between US$32.01 and US$45, with a cap set at 45% when the price exceeded US$ 45.

In the case of natural gas, a rate of 45% is applicable on the gas import price from Bolivia.

j) Labor costs liabilities:

Labor costs liabilities are accrued in the years in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Energía.

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The amount recognized as liability attributable to such benefits is the addition of the present value of the obligation, net of any actuarial result not recognized and the present value of the assets of the plan, with which the obligations will be canceled.

k) Contingencies:

Correspond to conditions that exist as of the date of the financial statements that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of Petrobras Participaciones' legal counsels and the remaining available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company´s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Significant litigations in which the Company is involved and movements of reserves are disclosed in Note 13.

l) Basic/diluted earnings per share:

The basic earning per share is calculated by dividing the Company’s net income for the year by the weighted average number of shares outstanding during such period, net of the treasury stock. The diluted earning per share is calculated by dividing the Company’s net income for each year by the weighted average number of shares outstanding during such period, net of the treasury stock and the shares deliverable in connection with the Stock Option Plan (Note 15).

m) Shareholders – equity accounts:

The equity accounts were restated according to Note 2.c), except for “Capital stock” that represents subscribed and paid-in capital.  The adjustment arising from the restatement of the Capital stock is disclosed under the caption “Adjustment to capital stock”.

The account “Treasury stock” relates to shares of the Company owned by Petrobras Energía, and are deducted from the shareholders’ equity at acquisition cost, representing 9,431,210 Class A shares of a face value of P$1, with a cost and book value of 33 and a listed price of 32. The “Deferred Results” account comprises the temporary differences arising from the measurement of derivative instruments determined to be an effective hedge, and the gain (loss) resulting from the translation of operations abroad, net of the exchange differences generated by the Company’s debts denominated in foreign currency designated as hedge for the net investment abroad.

n) Revenue recognition:

Revenues from the sales of crude oil, natural gas and petroleum, petrochemical and refined products are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignation. Any imbalance between actual and contractual assignation will result in the recognition of a debt or credit according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of December 31, 2007, 2006 and 2005, gas imbalance liabilities were 5, 5 and 6, respectively, attributable to 118, 124 and 160 million cubic meters, respectively.

Revenues from natural gas transportation under firm agreements are recognized by the accrued reserve of the transportation capacity hired, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain liquid natural gas (LNG) production and transportation contracts are recognized at the time the natural gas and the liquids are delivered to the customers.  For other LNG production contracts and other services, revenues are recognized when the services are rendered.

Revenues from electric power distribution are recognized on the basis of the actual supply of the service, considering the billed portion resulting from periodic power measurements and an estimated amount accrued and not billed for the services supplied from the last measurement to year end. Services accrued and not billed as of year end are determined on the basis of the estimated daily power consumption for the days following the last measurement, based on users’ historical consumption, and adjusted by seasonality or other measurable factors that may have an impact on consumption.

o) Changes in the presentation criteria

For comparative purposes, all the necessary reclassifications were made in the prior year consolidated financial statements in order to present the three years on a consistent basis. These reclassifications do not imply changes in the decisions taken based on them.

5. Accounting for derivative financial instruments

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of any obtained or paid advances.

Changes in the accounting measurement of derivative financial instruments designated as cash flow hedge, which have been designated as effective hedges, are recognized under “Deferred results” in the Shareholders´ equity.  Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under “Financial income (expense) and holding gains (losses)”.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item. In this respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Deferred results” should remain there until the committed or projected transactions occurs in the case of (a) and (b) are charged to the statements of income in the case of (c).

As of December 31, 2007 the Company does not hold derivative instruments. As of December 31, 2006 and 2005, the Company made forward sales of US dollars in exchange for Argentine pesos, the face value of effective contracts amounted to US$ 18 and 52 million, respectively, at the average exchange rate of 3.26 and 3 Argentine pesos per US dollar, respectively.

6. Oil and gas areas and participation in joint ventures

As of December 31, 2007, Petrobras Energía and its affiliates were part of the oil and gas consortiums, joint ventures and areas indicated in Note 22.g). The aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, utilizing the proportionate consolidation method, are disclosed in Note 22.h).

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina and Perú are operated pursuant to concession production agreements with free crude oil availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties, or from the product prices prevailing in the domestic market in case the product is subject to industrialization processes.

In Perú, royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at a rate of 13% for prices of up to US$ 23.9 per barrel.  The royalty rate applicable as of December 31, 2007, was 28.8%.  Production of natural gas is subject to a fixed royalty of 24.5%.

In Venezuela, mixed companies (see Operations in Venezuela) are subject to royalty payments of 33.33% and, in addition, they are required to pay an amount equivalent to any difference between 50% of the value of oil & gas sales during each calendar year and the royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues. Mixed companies have to sell to Petróleos de Venezuela S.A. (“PDVSA”) all liquid hydrocarbons and the associated natural gas (when so provided in the agreement) produced in the delimited area, according to a price formula associated with international benchmarks such as WTS and WTI.

In Bolivia, pursuant to the terms of the contract signed in October 2006 with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), approved by the National Legislature on November 28, 2006 and, issued on January 11, 2007, Petrobras Energía’s branch performs at its own risk and for its own account, in the name and on behalf of YPFB, exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of remaining amount to pay, in the first place, the costs and depreciations associated to the development and exploitation of Petrobras Energía branch, being the rest shared between YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.

In Ecuador, operation contracts for Block 18 stipulate the free disposition of the oil produced and differential production percentages in favor of the Ecuadorian Government. In the Pata field, the Government receives a production share ranging from 25.8%, if daily production is lower than 35,000 barrels per day, to 29%, if production exceeds 45,000 barrels per day. It is also adjusted depending on a crude oil quality factor. For intermediate production levels an incremental interest percentage within the previously established range is applied. For the operation of the Palo Azul field, the percentages are determined in accordance with a formula that takes into account the final price of the crude produced and the level of total proved reserves. In such respect, if the crude from Palo Azul is sold at less than US$ 15 per barrel, the Government receives about 30% of the crude produced, while, if the price of the crude is US$ 24 or higher, the Government receives about 50% of the production, depending on the crude oil quality factor. For the intermediate price ranges, an increasing scale of price is applied.  The selling price of the Palo Azul´s crude is calculated using as a reference the barrel of WTI after the standard market discount for the Oriente crude.  As of December 31, 2007, the Government's equity interest in the oil produced at the Pata and Palo Azul fields was 25.8% and 50.5%, respectively. See “Operations in Ecuador”.

Asset Retirement Obligations

The following table summarizes the movements in the asset retirement obligations for the years ended December 31, 2007, 2006 and 2005.

Suspended well costs

The following table provides the year end balances and movements for suspended exploratory well costs.

Investment commitments

In Argentina, on account of its interest in the joint ventures in charge of the exploration of the areas Chirete, Hickmann and Río Colorado, the Company maintains investment commitments for approximately
US$ 60 million, which mainly include the execution of seismic surveys.

In Colombia Petrobras Energía has a 30% interest in the consortium Tibú, where the Company is to invest US$ 40 million from June 2007 to December 2009.

Changes in oil and gas areas and participation in joint ventures in Argentina

In February 2007, Petrobras Energía acquired from ConocoPhillips its 25.67% and 52.37% interests in Sierra Chata and Parva Negra, respectively. The acquisition was structured through the purchase of Burlington Resources Argentina Holdings Limited, a company organized in Bermuda and holder of the mentioned interests. This transaction is still pending approval by the applicable regulatory authorities. The acquisition price was US$ 77.6 million. Once all formalities concerning regulatory matters have been completed, Petrobras Energía’s interest in Sierra Chata and Parva Negra will increase to 45.5523% and 100%, respectively.

In November 2007, Petrobras Energía sold 76.15% of its rights and obligations in the Bajada del Palo area. As a result of this transaction Petrobras Energía recognized a gain of 62 in Other Income (expenses), net (Note 17.d).

In December 2007, Petrobras Energía acquired from Energy Development Corporation (Argentina), Inc., Argentina Branch a 13.72% equity interest in El Tordillo and La Tapera – Puesto Quiroga areas paying US$117.5 million. Petrobras Energía’s investment will increase to 35.67% once this operation is approved.

In October 2006, Petrobras Energía sold its rights and obligations in Refugio Tupungato y Atmisqui areas. As a result of this transaction Petrobras Energía recognized a gain of 85 in Other Income (expenses), net (Note 17.d).

Recoverability of investments in Argentina’s oil and gas areas

As of December 31, 2005, following the changes in the outlook for the gas industry in Argentina, the Company recognized a gain of 44 related to the reversal of impairment allowances. This new scenario takes into account the regulatory changes adopted by the Argentine Government to restore the sector’s profitability. In addition, as a result of the decline in reserves, mainly derived from the technical revision of ongoing projects, the book value of certain oil and gas assets was written down to their recoverable value, which resulted in a loss of 132 in Other Income (expenses), net (Note 17.d).

Operations in Ecuador

Recoverability of investments

As from 2006, and with special emphasis during 2007, the Ecuadorian Government has put forward major tax and regulatory amendments, which particularly focused on the hydrocarbons industry.

Among other measures, in April 2006 the Ecuadorian Government approved an Amendment to the Hydrocarbons Law (Law No.42/2006) which recognizes in favor of the Ecuadorian Government a minimum 50% interest in the extraordinary revenue from increases in the sales price of Ecuadorian crude oil (average monthly effective FOB sales price) with respect to the average monthly sales price for this crude oil as of the date of execution of the relevant agreements, stated in constant values as of the month of the calculation.

On October 18, 2007, the President of the Republic of Ecuador issued an Amendment to the Regulating Provisions of Law 42/2006, which introduced changes to the Hydrocarbons Law, under which as from October 18, 2007 the Government’s interest in the extraordinary revenues from crude oil price was increased to 99%, reducing the oil companies’ interest to 1%.

In addition, on December 28, 2007, the Constitutional Assembly approved the Tax Equality Law, which became effective on January 1, 2008. This law introduces a major tax reform and makes progress on the creation of new taxes. The Ecuadorian Government has the obligation to issue the Regulating Provisions of this law within 90 days.

The combination of these changes - the scope of some of which has not yet been definitively established - have materially modified the conditions set forth at the time of execution of the respective participation agreements, adversely affecting the profitability evaluation of ongoing projects in Ecuador, with the ensuing negative impact on the assessment of their recoverability. Accordingly, as of December 31, 2007, the Company recorded an impairment allowance of 759 to write the book value of Ecuador’s assets down to their probable recoverable value. In estimating the related recoverable value, the Company included the impact of the estimated net deficit from the transportation capacity contract with Oleoducto de Crudos Pesados Ltd.

License of Block 31

A large part of Block 31 is located in Parque Nacional Yasuní, a highly-sensitive environmental area located in Ecuador's Amazon area, which is part of the areas belonging to the National Heritage of Natural Areas, Protective Forests and Vegetation.

In August 2004, the Ecuadorean Ministry of the Environment approved the Environment Management Plan for the development and production of Block 31 and granted an environmental license for the Nenke and Apaika fields for the project of the construction phase. In addition, in August 2004, the Ministry of Energy and Mining approved the Block 31 development plan, which started the 20-year exploitation period. The concession agreement in Block 31 foresee the free produced crude oil availability.

On July 7, 2005, the Ministry of the Environment decided not to authorize the beginning of certain construction works on the Tiputini River (boundary of Parque Nacional Yasuní) and denied the entrance to Parque Nacional Yasuní.  This suspension prevents from continuing the development works in Block 31.  Petrobras Energía Ecuador submitted to the Ministry of the Environment and the Ministry of Energy and Mining changes to Block 31 development plan and a new environmental impact study, which was approved in December 2006. In February 2007, as a step prior to the issuance of the new license, the Ministry of the Environment ordered the closing of the non-conformities relating to the original environmental license.

On November 6, 2007, the Ministry of Energy and Mines approved the first amendment to the Development Plan for the Apaika-Nenke field in Block 31 in the Amazon Region of Ecuador. As of the date of issuance of these financial statements, Petrobras Energía Ecuador has filed for the forestry license and is in compliance with the obligations contemplated in the 2007 environmental license.

Crude Oil Transportation Agreement with Oleoductos de Crudos Pesados Ltd. (OCP)

In relation with the development and exploitation of Blocks 31 and 18, the Company has executed an agreement with OCP, whereby it has guaranteed an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003.

The type of transportation agreement is “Ship or Pay”. Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, a rate that covers OCP operating costs and financial services, among others.  As of December 31, 2007 this figure amounted to US$ 2.14 per barrel.

The costs for the transportation capacity are billed by OCP and charged to expenses monthly. Hence, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used is recorded in the “Other operating expenses, net” line (Note 17.c).

The Company estimates that during the effective term of the “Ship or Pay” transportation agreement the crude oil produced will be lower than the committed transportation capacity. This presumption is based on the current assessment of the potentiality of the Block 31’s reserves and on its estimated graduality for development. Considering this situation, and for the purpose of mitigating the resulting effects, the Company negotiates committed transportation capacity volumes periodically. As of December 31, 2007, the Company sold a portion of this transportation capacity (at an average amount of 8,000 barrels a day from July 2004 to January 2012 and 16,000 barrels a day during two years starting from May 2006). The net deficit impact is considered for the purpose of analyzing the recoverability of the assets in Ecuador.

In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement and OCP’s related business obligations, the Company issued letters of credit. These letters of credit, with maturity date of December 2018, are required to remain effective until the abovementioned commitments expire. As of December 31, 2007 the Company issued letters of credit for a total amount of about US$ 109 million. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, the amounts due must be deposited in cash.

Agreement with Teikoku Oil Co. Ltd.

In January 2005, Petrobras Energía entered into a preliminary agreement with Teikoku whereby, after obtaining approval from the Ministry of Energy of Ecuador, Petrobras Energía will transfer 40% of its rights and interest in Blocks 18 and 31 and Teikoku will assume the payment of 40% of the crude oil transportation agreement entered into with OCP.

On January 11, 2007 the Ecuadorian Ministry of Mining approved the agreement. As a result of such authorization, the parties are performing the necessary formalities, including obtaining the amendments to these participation agreements that must be subscribed by Petroecuador, for Teikoku to be included as partner in such agreements.

Once these amendments have been made, the economic terms and conditions of the beforementioned transaction will become effective.

Operations in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) ordered PDVSA to review the thirty-two operating agreements signed from 1992 through 1997 by PDVSA’s affiliates with oil companies, including the agreements signed with Petrobras Energía, through its subsidiaries and affiliates in Venezuela, to operate the Oritupano Leona, La Concepción, Acema and Mata production areas. These instructions given by the MEP established that all the necessary measures should be taken by PDVSA to migrate all operating agreements effective at that time to mixed companies, in which the Venezuelan Government would hold a share of over 50% through PDVSA.

In March 2006, Petrobras Energía, through its subsidiaries and affiliates in Venezuela, signed Memorandums of Understanding (MOU) with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP) for the purpose of migrating the operating agreements. The MOUs provided for that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan Government. The MOUs established that the migration would have economic effects as from April 1, 2006. As a consequence of the foregoing, the direct and indirect equity interest of Petrobras Energía in the mixed companies operating the areas Oritupano Leona, La Concepción, Acema and Mata amount to 22%, 36%, 34.5% and 34.5%, respectively. Additionally, CVP recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Energía’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since the requirements for the recognition of such credit had been met, as of December 31, 2006, the Company recognized the related receivable at its estimated recoverable value, which amounted to 180.

In August 2006, conversion agreements were entered into under terms and conditions consistent with those set forth in the MOUs. Subsequently, Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A. were organized and registered with the Public Registry of Commerce of Venezuela, the Venezuelan Executive Branch issued the related decrees for the transfer of rights, and the shareholders made the required capital contributions. Between December 2006 and March 2007, following the transfer of the vendor agreements and the employees, among others, the transfer of operations to the mixed companies was completed and they started operating.

In accordance with the corporate and governance structure established for the mixed companies, as from April 1, 2006, the Company discontinued the consolidation of assets, liabilities, income and cash flows of the Venezuelan operations on a line by line basis. Accordingly, the Company’s interest in the shareholders’ equity and related net income are now presented as a long term investment and equity in earnings of subsidiaries, respectively.

The new operating conditions prevailing as from the conversion of the operating agreements had an adverse impact on the recoverable value of the Company’s assets in Venezuela. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. Decreases in crude oil prices, fluctuations in the economy and measures adopted by the Venezuelan Government and/or a more limited approach for the development of the reserves of such companies could adversely affect the evaluation of the recoverability of the investments in the mixed companies and, consequently, the Company’s income. As a result of the changes in the foregoing variables, in the years ended December 31, 2007, 2006 and 2005, the Company recorded writedowns of 36, 186 and 424, respectively related to its assets in Venezuela.

In addition, since to date projects for the use of the credit recognized by CVP have not been materialized, the efforts to transfer such credit to third parties have not been successful, and other alternative uses of the credit cannot be anticipated, as of December 31, 2007, the Company wrote down the carrying value of the credit to zero resulting in an impairment charge of 181. As of December 31, 2007, the carrying value of the Company’s direct and indirect interest in the mixed companies, net of writedown allowances, amounts to 2,564.

During the third quarter of 2007, Petrobras Energía received cash dividends from Petroritupano S.A. and Petrowayú S.A. in the amount of 149 (Note 9.c).

7. Credit risk

The Company provides credit lines in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.

Sales for the year ended December 31, 2007, were mainly performed to Petrobras International Finance Co. and Petróleos del Perú - Petroperú S.A., representing about 14% and 8%, respectively, of total sales for the year, before deducting export withholdings.

Sales for the year ended December 31, 2006, were mainly performed to Petróleos del Perú - Petroperú S.A., Petrobras International Finance Co., Petróleos de Venezuela S.A., and ENAP, representing about 8%, 4%, 3% and 3%, respectively, of total sales for the year, before deducting export withholdings.

Sales for the year ended December 31, 2005, were mainly performed to Petróleos de Venezuela S.A., Petróleos del Perú - Petroperú S.A., Petrobras International Finance Co. and ENAP, representing about 7%, 4%, 4% and 3%, respectively, of sales for the year, before deducting export duties.

As a result of the Company´s business and sale locations, the portfolio of receivables is well diversified, and, therefore, the Company’s Management considers that such diversification makes the credit risk moderate. The Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

8. Inventories

     The breakdown of current and non-current inventories is as follows:

9 Investments, equity in earnings of affiliates and dividends collected

The breakdown of current and non-current investments, the equity in earnings of affiliates and dividends collected, are as follows:

a) Investments

b) Equity in earnings of affiliates

c) Dividends collected

I. Investment in companies over which joint control or significant influence is exercised and which are subject to transfer restrictions:

a) Distrilec:

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. (“Edesur”) only with the approval of the ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement.  This pledge in no way limits the exercise of financial and voting rights associated with the Edesur’s shares.

On February 27, 2007, Petrobras Energía contributed to Petrobras Electricidad de Argentina S.A (“PEDASA”) 179,301,752 common shares of Distrilec, representing 36% of the capital stock of such company. On the same date, Petrobras Energía Internacional S.A. made a contribution of 12,278,876 common shares of Distrilec to PEDASA, representing 2.5% of Distrilec’s capital stock. PEDASA’s Board of Directors accepted the contributions made by Petrobras Energía S.A. and Petrobras Energía Internacional S.A. in shares of Distrilec in the amount of 500. PEDASA’s Special Shareholders’ Meeting held on February 27, 2007 approved the capital stock increase, capitalizing the contributions made by the shareholders.

As of December 31, 2007, equity interest in PEDASA is valued at 405, which includes 132 attributable to adjustments to eliminate intercompany results.

b) CIESA:

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. (“TGS”), may not sell their Class “A” shares representing 51% of CIESA¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

II. Situation of the interests in public utility companies

The scenario after the enactment of the Public Emergency Law significantly changed the financial equation of the public utility companies.  Particularly, the tremendous effect of the devaluation, within a context of remained fixed revenues, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of such companies, as well as their ability to comply with certain loan agreement clauses.

During 2002, TGS and its controlling company CIESA suspended the payment of their financial debts. In December 2004 the process involving restructuring of TGS’ financial debt was completed. In September 2005, CIESA signed an agreement to restructure its financial debt with all its creditors.  The materialization of the restructuring is subject to certain approvals by the regulatory authorities. CIESA has prepared its financial statements assuming that it will continue as a going concern, therefore, those financial statements do not include any adjustment or reclassifications that might result from the outcome of the uncertainties arising from such debt restructuring process.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interests and access to services, (iv) the safety in the system involved, and (v) companies´ profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that the Ministry of the Economy renegotiate the agreements executed with public utility companies. The UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003.  This agency reports to the Ministries of Economy and Production, and of Federal Planning, Public Investment and Services.  The UNIREN took over the work of the Renegotiation Commission and its aim is to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments, among other things.

In July 2004, the UNIREN made a proposal to TGS in order to adjust the license contractual terms, which stipulates, among other issues, a 10% rate increase effective as from 2005 as well as a comprehensive rate review effective as from 2007 and the waiver by TGS and its shareholders to claims based on the emergency situation under Law No. 25,561 before the agreement effective date, and to hold the Argentine Government harmless against any claim that may proceed based on the same grounds.

Considering that the proposal did not reflect the outcome of the meetings held with the UNIREN, TGS requested to continue with the negotiation process so as to reach a comprehensive agreement during the first half of 2005.

On April 27, 2005, the public hearing called by the UNIREN was held to analyze the proposal made on July 2004.  During such meeting, the UNIREN repeated its 10% increase proposal and proposed to bring forward the comprehensive rate review process so that the new rate charts would take effect during 2006. TGS stated which features of the original proposal should, in its opinion, be improved and that it was willing to continue negotiating its terms.

In June and November 2005, TGS received two new proposals from the UNIREN, which were made in conformity with the previous one and incorporated as a new requirement that TGS and its shareholders shall waive any future claim related to the PPI rate (United States Producer Price Index) adjustments that were not applied in 2000 and 2001. TGS answered these proposals and stated that the original 10% increase was not sufficient and, jointly with Petrobras Energía, agreed not to make any claims and file any appeals and actions in an arbitration tribunal or an administrative or judicial court in Argentina or abroad, provided that a renegotiation agreement was reached. In addition, the other shareholder in CIESA (ENRON), which filed a claim against Argentina with the International Centre for Settlement of Investment Disputes (ICSID), reported that they would only consider waiving in case it be fairly compensated. During 2006, the UNIREN submitted two proposals to TGS with guidelines identical to those established in previous proposals, but there was not a big progress in the pricing adjustment.

In June 2005, Edesur signed a letter of understanding with the UNIREN as part of the renegotiation process involving the related concession contract. Based on this letter of understanding, in August 2005, the parties signed a memorandum of understanding that included, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, they shall be the substantive basis for amending the concession agreement.

The document established that as from the execution of the letter of understanding through June 30, 2006, a complete rate review would be performed, which would allow fixing a new rate system effective August 1, 2006, and for the following five years. Also, it established a transition period for which the following was agreed upon: (i) a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; (ii) a mechanism to monitor costs, which allows for reviewing rate adjustments; (iii) restrictions on dividends distribution and debt interest payment during 2006; (iv) investment commitments for 2006; (v) service provision quality standards; and (vi) restrictions to Distrilec to modify its equity interest or sale its shares in Edesur.

As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders suspended all pending claims based on the measures taken as from the emergency situation established by Public Emergency Law in connection with the concession agreement.

The Memorandum of Agreement (MOA) was ratified by the Executive Branch on December 28, 2006. According to the ENRE’s Resolution No. 50/2007 published in the Official Gazette on February 5, 2007, the values stated in Edesur’s Rate Schedule and resulting from the Interim Rate Schedule provided for in the MOA became effective as from February 1, 2007.

As a consequence, a 23% increase is applied on the company’s own distribution costs (not affecting T1R1 and T1R2 residential rates), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% is also applied on the beforementioned distribution costs for the execution of a work plan. In addition, the ENRE authorized to apply to the beforementioned costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the MOA. The ENRE provided that the amounts resulting from the application of the Interim Rate Schedule for consumptions accrued between November 1, 2005 and January 31, 2007, be invoiced in 55 equal and consecutive installments. Edesur estimated these amounts at 237.

Subsequently, Resolutions No.1838/2007 issued by the Secretary of Energy and No. 867/2007 of the ENRE approved a 9.75% adjustment for the period from May 2006 to April 2007 under the cost monitoring method set forth in the Memorandum of Agreement applicable to sales as from May 2007.

In January 2008, Law No.26.339 extended until December 31, 2008 the term to renegotiate contracts for public works and utilities.

As of December 31, 2007 the book value of the equity interests in CIESA and Distrilec amounted to 218 and 560, respectively (net of the adjustments made to adapt Ciesa’s and Distrilec’s valuation methods to those of the Company of (227) and (90), respectively, and 50 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest).

As of December 31, 2006, the valuation of the equity interests in CIESA and Distrilec amounted to 210 and 509, respectively (net of the adjustments made to adapt Ciesa’s and Distrilec’s valuation methods to those of the Company of (239) and (104), respectively, and 56 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest).

As of December 31, 2005, the valuation of the equity interests in CIESA and Distrilec amounted to 142 and 546, respectively (net of the adjustments made to adapt Ciesa’s and Distrilec’s valuation methods to those of the Company of (249) and (113), respectively, and 83 corresponding to the purchase price allocated to Distrilec’s fixed assets recorded by the Company at the time of the acquisition of a portion of its interest).

As of December 31, 2007, 2006 and 2005 the valuation of CIESA includes 110 corresponding to the transfer to Enron of its interest in TGS (See Section III).

The book value of the equity interests does not exceed their recoverable value. To estimate the recoverable value of the investment in CIESA, the Company’s Management privileges the measure regarding the listed price of TGS’s shares, as it considers that the use of the related values in use is severely subject to the uncertainties of the continuity of the rate renegotiation process with the Federal Government and CIESA’s financial debt renegotiation. In estimating the respective cash flows, which is necessary for estimating the values in use, this uncertain situation entails structuring and analyzing several possible scenarios for future projections, weighing extremely subjective likelihood of occurrence, which condition the appropriateness and reliability of the resulting values.

III. CIESA´s Master Settlement Agreement and Mutual Release Agreement

In April 2004, the shareholders of CIESA celebrated a master settlement agreement whereby Petrobras Energía and Enron would reciprocally waive any claming right arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS.  The terms of the Master Agreement included the transfer of the technical assistance agreement to Petrobras Energía, which was materialized in July 2004.  In addition, to provide the necessary flexibility to make progress in restructuring CIESA’s financial debt, the Master Agreement established certain share transfers in two successive steps.

As a first instance, and after the relevant regulatory authorities’ approvals, on August 29, 2005, Enron transferred 40% of its shares in CIESA to a trust fund and, at the same time, Petrobras Energía and its subsidiary, Petrobras Hispano Argentina S.A., transferred Class B shares of TGS (representing 7.35% of TGS’s capital stock) to Enron.

In a second stage, pursuant to the terms of CIESA's financial debt refinancing agreement entered into in September 2005, once the appropriate approvals are obtained from Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency) and Comisión Nacional de Defensa de la Competencia (Anti-trust authorities), CIESA will deliver about 4.3% of the Class B shares of TGS to its financial creditors as a partial debt repayment. These shares will be, afterwards, transferred to Enron in exchange for the 10% remaining shares held by the latter in CIESA. Creditors will capitalize the financial debt balance.

The records were sent by the National Gas Regulatory Entity to the UNIREN to expedite a decision in any matter within its jurisdiction. It concludes on January 2007, and subsequently forwarded them to the Attorney General’s Office requesting that a decision be taken regarding matters under its jurisdiction and stating that from the regulatory standpoint there were no objections to authorizing the transaction as requested.

Once the debt restructuring is completed (Note 10.IV), considering that in addition to the share transfers mentioned above the fiduciary ownership of the shares held in CIESA by the trust fund will be transferred to Petrobras Energía and Petrobras Hispano Argentina S.A. and new shares will be issued for the benefit of creditors, CIESA’s capital stock structure will be as follows: (i) Class A shares directly and indirectly held by Petrobras Energía S.A., representing 50% of the capital stock and votes in CIESA; and (ii) Class B shares held by the financial creditors of CIESA, representing the remaining 50% of the capital stock and votes in CIESA.

Considering the progress made in renegotiating CIESA’s debt and the favorable expectations regarding its outcome, which would result in an increased value of the equity interest in CIESA, the Company computed the book value of the interest in TGS transferred to Enron as part of the valuation of its equity interest in CIESA, which is presented as non-current investment.

IV. Petrobras Energía´s corporate reorganization

On January 21, 2005, the Special Shareholders´ Meeting of Petrobras Energía, Eg3 S.A. ("Eg3") and Petrobras Argentina S.A. ("PAR"), and the Special Partners´ Meeting of Petrolera Santa Fe S.R.L. ("PSF"), in their respective meetings, approved the merger of Eg3, PAR, and PSF with and into Petrobras Energía, with the former companies being dissolved without liquidation. The effective merger date was set as January 1, 2005, as from when all assets, liabilities, rights and obligations of the absorbed companies were considered incorporated into Petrobras Energía. On March 3, 2005, the final merger agreement was subscribed. On June 28, 2005, the CNV (Argentine Securities Commission) approved the merger and authorized the public offering of Petrobras Energía’s shares. On September 16, 2005, the merger was registered in the Public Registry of Commerce.

As the result of the merger, (a) Petrobras, owner of a 99.6% equity interest in EG3 and 100% equity interest in PAR and PSF through its subsidiary Petrobras Participaciones SL, received, through such subsidiary, 229,728,550 new shares of class B stock in Petrobras Energía, with a nominal value of Argentine Pesos 1 each and entitled to one vote per share, representing 22.8% of capital stock, and (b) Petrobras Energía Participaciones’ ownership interest in Petrobras Energía decreased from 98.21% to 75.82%. After the merger, the new capital stock of Petrobras Energía was set at 1,009,618,410.

Although Generally Accepted Accounting Principles effective in Argentina and IFRS, which are applied on a suppletory basis, refer to business combinations, they do not deal with such transactions when carried out among companies of the same economic group. IFRS establishes that in case that a situation or topic is not covered by an International Accounting Standard, management could consider other standards-issuing institutions´ pronouncements that apply similar frameworks, as well as other accounting literature and general practices accepted by different sectors of activity, insofar as they are not inconsistent with IFRS framework.

In this regard, taking into account that the Company’s “Class B” shares are listed on the New York Stock Exchange, the accounting standards effective for this market (Statement of Financial Accounting Standard No 141) set forth that the merger between entities under common control be accounted for using the pooling-of-interest method.

Petrobras Energía recorded the effects of the corporate reorganization in accordance with the pooling-of-interest method. According to this method, the assets, liabilities and components of the shareholders’ equity of the transferring entities were recognized in the combined entity based on their carrying amounts as of the effective merger date.

V. Equity interest sales

- Hidroneuquén S.A.

On January 17, 2007, Petrobras Energía subscribed a stock purchase agreement with a consortium composed of Merril Lynch, Pierce, Fenner & Smith Inc. and Sociedad Argentina de Energía S.A., for the sale of its 9.19% equity interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Aguila S.A.´s capital stock. The stock purchase price provided under the terms and conditions of the agreement was US$ 15 million, implying a gain of 23, recorded in “Other income (expenses), net” (Note 17.d).

- Petrobras Bolivia Refinación S.A.

In May 2006, the Bolivian Government issued the Supreme Decree No. 28,701, thus establishing what it calls "the nationalization of oil and gas" of the country.

The abovementioned decree also provided that the Bolivian Government shall recover full participation in the entire oil & gas production chain, and for this purpose provided, among others, the necessary actions to be taken for YPFB to control at least 50% plus one share in a group of companies, among which was Petrobras Bolivia Refinanción S.A.

Within this framework, on June 25, 2007, Petrobras Energía S.A. through its subsidairy Petrobras Energía Internacional S.A. signed an agreement for the sale to YPFB of its interest in Petrobras Bolivia Refinación S.A. The sale price amounted to U$S 55 million, generating a gain of 44 recorded in “Other income (expenses), net” (Note 17.d).

- Compañía Inversora en Transmisión Eléctrica S.A. (Citelec)

In compliance with the commitment to divest Citelec assumed by Petrobras Energía S.A. upon the approval - on July 19, 2007- by the Comisión Nacional de Defensa de la Competencia (the Argentine antitrust authorities) of the purchase by Petrobras Participaciones S.L. of the shares representing the majority of the capital stock of Petrobras Energía Participaciones, Petrobras Energía entered into an agreement to transfer its 50% equity interest in Citelec to Energía Argentina S.A. (“Enarsa”) and Electroingeniería S.A. on a 50/50% basis. In December 2007 the pertinent approvals were granted by the regulatory agencies and authorities and all other terms and conditions to which the transaction was subordinated were fulfilled.

The sale was carried out at a fixed price of US$ 54 million, plus an earn-out related to the results of the comprehensive tariff revision to be determined for its subsidiaries Compañía de Transporte en Energía Eléctrica en Alta Tensión Transener S.A. and Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires S.A., applicable through June 30, 2008. As of December 31, 2007 no significant gains or losses were recorded as a result of the divestment.

As of December 31, 2006 and 2005, the equity interest in Citelec was carried at 167 and 143, respectively, including (86) in both fiscal years for adjustments made to conform to the Company’s valuation methods. As of December 31, 2006 and 2005, the investment in Citelec was presented net of an impairment allowance of 35.

- Yacylec S.A.

On July 19, 2007, Petrobras Energía signed with Electroingeniería S.A. a stock purchase agreement for the sale of its 22.22% equity interest in Yacylec S.A., which was approved by ENRE in December 2007. The sale was performed at a fixed price of US$ 6 million, generating a gain of 16 recorded in “Other income (expenses), net” (Note 17.d).

- Petroquímica Cuyo S.A.I.C.

On December 31, 2007, Petrobras Energía entered into a stock purchase agreement with Admire Trading Company S.A. and Grupo Inversor Petroquímica S.L. for the sale of its 40% equity interest in Petroquímica Cuyo S.A.I.C. The selling price was US$ 32 million, resulting in a gain of 40, recorded in “Other income (expenses), net” (Note 17.d).

- Petrobras de Valores Internacional de España S.L. (PVIE)

In December 2007, Petrobras Energía sold 40% of its equity interest in PVIE, a holding company whose main asset is a 99.79% interest in the capital stock of Petrobras Energía Perú S.A., to Petrobras Internacional – Braspetro B.V. in the amount of US$ 423.3 million, plus a contingent consideration to be defined by the parties if a commercially viable discovery is made at the Kinteroni prospect in Lote 57
(Note 21.a).

As of December 31, 2007, the transaction resulted in a gain of 1,014 recorded in “Other income (expenses), net” (Note 17.d).

Pursuant to the terms and conditions of the stock purchase agreement, the parties agreed to share the power and authority to define and direct PVIE’s operating and financial policies (Note 2.a).

10. Financing

The detail of financial debt as of December 31, 2007, 2006 and 2005, is as follows:

I. Petrobras Energía’s Global Program up to U$S 2.5 billion of nonconvertible notes

Petrobras Energía S.A. maintains a global corporate bond program, for the term of five years as from May 5, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program of US$ 2.5 billion or its equivalent in other currency.

The establishment of the Program was authorized by the CNV through Certificate No. 202, dated May 4, 1998, Certificate No. 290, dated July 3, 2002 and Certificate No. 296 dated September 16, 2003.

As of December 31, 2007, the following classes of corporate notes under this program remained outstanding:

- Class H, for a face value of US$ 181.5 million maturing in May 2009, at a 9% annual rate.

- Class I, for a face value of US$ 349.2 million maturing in July 2010, at a 8.125% annual rate.

 - Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of face value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at LIBOR for a period of six month plus 1%.

- Class Q, for a face value of US$ 3.81 million, with two principal amortization installments: the first equivalent to US$ 0.381 million settled on the same day of issuance, April 25, 2003, and the remaining in April 2008, at an interest rate of 5.625%.

- Class R, for a face value of US$ 200 million, maturing in October 2013, at a 9.375% annual rate.

- Class S, for a face value of U$S 300 million, maturing in May 2017, at a 5.875% annual rate. Interest is payable semiannually and principal will be repaid in a single installment at maturity. Class S notes are supported by a Standby Purchase Agreement provided by Petrobras, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Energía in connection with Class S notes, Petrobras shall purchase the rights of noteholders to receive payments.

The proceeds from the issuances of the corporate notes under the Global Program were used to refinance liabilities, increase working capital, and perform capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

Liabilities arising from the issuances are disclosed net of the not accrued portion of the issuance discount. The incurred costs for such issuances were deferred at the time of each issuance and are included in Prepaid expenses and interests within the “Other receivables” account.

II. Cross default clauses

Valid notes include cross default clauses, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of Petrobras Energía or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

As of the date of these consolidated financial statements, Petrobras Energía has complied with all terms and conditions contained in the note agreements.

III. Edesur indebtedness

Edesur maintains a global corporate bond program for the term of five years as from October 14, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program of US$ 450 million or its equivalent in other currency.

As of December 31, 2007, the following classes are outstanding under such global program:

- Class 6 for a face value of 80, at a minimum 4% variable interest rate p.a. calculated on the basis of a reference rate published by the BCRA, plus a 3% differential margin p.a. As of December 31, 2007, 20 remain outstanding under this class.

- Class 7 for a face value of 165, with five semiannual principal repayments of 33 as from June 2010, at an interest rate of 11.75% p.a.

Proceeds from the issuances have been applied to refinancing liabilities and improving working capital.

In addition, Edesur has signed loan agreements with banks. Some of Edesur’s loan agreements contain cross-default clauses, whereby lending banks may declare all owed amounts as due and payable in the event that any debt was not settled in due time, provided that such amounts due and payable exceeded those stipulated in the agreements.

Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-settle any other debt stipulated in the agreements.

As of the date of these consolidated financial statements Edesur has complied with all terms and conditions contained in the loan agreements.

IV. CIESA and TGS indebtedness

Due to the new Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (see Note 9.II “Situation of the interest in public utility companies”), CIESA did not pay at maturity, in April 2002, the principal and the last interest installment neither the cap and collar agreements. Consequently, CIESA´s indebtedness included in the Company’s consolidated financial statements pursuant to the proportional consolidation method, in the amount of US$ 281 millions, has been disclosed in the “Short-term debt” line.

In September 2005, CIESA signed an agreement to restructure its financial debt with all its financial creditors. In view of the agreement reached, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term and, once approvals are obtained from the Argentine Gas Regulatory Agency and the Argentine Committee for Competition Defense, it will provide its financial creditors with about 4.3% of TGS’s Class “B” common shares and will capitalize the remaining debt by issuing shares in favor of creditors. CIESA’s financial statements were prepared using the on going concern basis of accounting and therefore such financial statements do not include any adjustment or reclassification that may derive from the resolution of uncertainties resulting from the debt restructuring process.

As of December 31, 2007, TGS´s financial debt is mainly attributable to the issuance of notes in the amount of US$500 million under the 2007 Global Program, for an amount of up to US$650 million, authorized by the CNV on January 18, 2007.

Between May and June 2007, TGS successfully concluded the refinancing of its debt through the issuance of US$ 500 million notes under the 2007 Global Program, and the prepayment of its previous debt through an offer for the purchase of notes, redemption of notes not subject to the purchase offer and prepayment of loans with the Banco Interamericano de Desarrollo (BID).

Notes are due May 14, 2017 and bear interest at a fixed rate of 7.875% p.a. Principal will be repaid in four yearly, equal and consecutives installments of US$125 million each, from May 14, 2014.

Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with a series of covenants, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distributions. As of the date of these financial statements, TGS has complied with the above mentioned covenants.

V. Detail of long-term debt

Long-term debt as of December 31, 2007 is made up as follows:

(*) Average rate.

The maturities of long-term debt as of December 31, 2007 are as follows:

11. Fund for the investments required to increase the electric power supply in the electric wholesale market (FONINVEMEM)

Through Resolution No. 712/04, the Energy Department created the FONINVEMEM I for the purpose of granting creditors an incentive to invest in wholesale electricity market (MEM) for increasing the supply of electrical power generation in Argentina. Through Resolution No.564/07, the Secretary of Energy requested MEM agents to participate in FONINVEMEM II with the purpose of complementing financing of
FONINVEMEM I.

The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the sales price of energy and the variable generation cost. The total contribution by all wholesale electric market private creditors is estimated at US$ 816 million, of which Petrobras Energía contributed US$ 55 million.

On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Energía and other MEM creditors formally announced their decision to manage the construction, operation and maintenance of two power plants of at least 800 MW each. The power plants are scheduled to start operating in open cycle in the first semester of 2008 and the closing of the combined cycle by the end of 2008. Construction costs of both plants are estimated at approximately US$1,300 million to be funded with the contributions to FONINVEMEM I and II, and the remaining balance with an additional specific charge imposed to users and with contributions to be made by the National Government.

For the purposes of purchasing of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created within the scope of CAMMESA. The funds related to FONINVEMEM and the specific charge will be deposited with the trusts funds. Procurement of the equipment, construction, operation and maintenance of each power plant will be performed by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will act as agents of the respective trusts funds. These power plants will enter into electricity supply agreements with CAMMESA for a term of 10 years for the 80% of the energy generated, at a price that will allow to cover costs and FONINVEMEM reimbursements, the companies being able to freely dispose of the remaining 20% of the energy generated. Upon expiration of the supply agreements, ownership of the assets held in trust will be transferred to the power generation companies.

Petrobras Energía, as well as the other MEM creditors, will be reimbursed the amounts contributed to FONINVEMEM I, converted into US$ and adjusted at a rate of LIBO + 1% p.a., in 120 monthly installments out of the funds received from the trusts during the effective term of the the supply of energy agreement entered into with CAMMESA.

Resolution No. 564/07 provided for three alternatives for the reimbursement of the contributed funds. Those who only participate in FONINVEMEM II would choose to either: (i) be reimbursed, converted into US$ and adjusted at a rate of LIBO + 2% p.a., in 120 monthly installments, without any equity interest in the new power plants or (ii) withdraw all funds contributed to FONINVEMEM II and apply them to new power generation projects under the condition of, at least, quadruplicating the original contribution to FONINVEMEM II with the new investment, in which case the amounts will be disbursed as from April 2008 based upon work progress. The third alternative applies to those additionally choosing to participate in the remaining financing for the construction of the power plants, in which case funds contributed will be reimbursed to participants under the same terms as those stated for FONINVEMEM I and will additionally receive an equity interest in the new power plants.

12. Current and Deferred income tax

The Company’s income tax expense disclosed in the consolidated statements of income and deferred tax balances are comprised as follows:

(1) 207 are disclosed in the non-current “Other receivables” line and 1,427 in the non-current “Taxes payable” line.

(2) 311 are disclosed in the non-current “Other receivables” line and 1,451 in the non-current “Taxes payable” line.

(3) 400 are disclosed in the non-current “Other receivables” line and 1,371 in the non-current “Taxes payable” line.

(4) Management evaluates the recoverability of tax loss carryforwards and the remaining differences taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversions of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis.

The reconciliation of the income tax at the statutory rate of 35% to the tax provision, (before taxes and the minority interest in the subsidiary’s income), is as follows:

Tax loss carryforward and deferred losses are comprised of and may be used through the dates indicated below:

13. Contingencies, allowances and environmental matters

Movements of reserves for contingencies and allowances are as follows:

(1)

Recorded in “Financial income (expenses) and holding gain (losses)”

(2)

It includes 181 recorded in “Other income (expenses), net” and 6 in “Financial income (expenses) and holding gain (losses)”

(3)

Effect of the sale of the equity interest in Citelec S.A. (Note 9.V)

(4)

The net effect was recorded in the “Income tax” caption

(5)

Recorded in “Other operating expenses, net”

(6)

Recorded in “Other income (expenses), net”

(7)

Recorded in “Other income (expenses), net” (Note 17.d)

(8)

Recorded in “Cost of sales” as “Depreciation of property, plant and equipment”

(9)

It includes 48 recorded in “Cost of sales”, 24 in “Other income (expenses), net”, 26 in “Financial income (expenses) and holding gain (losses) and 44 reclassified from non-current

(10)

It includes 68 of applications and 44 reclassified to current

a) Environmental matters

The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. Petrobras Energía Participaciones´ management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced, including remediation commitments assumed. The Company has not incurred in any material pollution liabilities as a result of its operations to date. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Participaciones’ business.

b) Value-added tax on operations in Ecuador

On December 12, 2006, EcuadorTLC S.A. signed with the Ecuatorian Tax Authority (SRI), the Attorney General’s Office (Procuradoría General del Estado) and Petroecuador, a Memorandum of Agreement for the quantification and assessment of the VAT paid on the acquisition of goods and services for the exploration and production of hydrocarbons in the Block 18. The agreement provides the basis for the refund of credits accrued. This criterion will be effective until the parties renegotiate the share of the block production for the application of such tax.

Since as of the date of these consolidated financial statements the Company has not started similar negotiations relating to the refund of tax credits for VAT in connection with the Block 31, and in spite of considering that the Company is entitled to such refund, whether by the SRI or by renegotiating its share in of oil production, since at the time of determining the respective shares in of oil production in the block the export of goods and the rendering of services were not subject to VAT, as of December 31, 2007 the Company recorded an allowance of 51 related to these receivables.

c) Amendment to Ecuador’s Hydrocarbons Law

As of the date of issuance of these consolidated financial statements, EcuadorTLC S.A. maintains interpretation differences with the regulatory authorities regarding the Amendment to the Hydrocarbons Law (Law No. 42/2006).

In July 2006, the related regulating provisions of such law were published on the Official Gazette, upon which the Company’s subsidiary EcuadorTLC S.A. and Petroecuador set forth differences as to their respective interpretation. In order to put an end to the resulting uncertainty and at the petition of EcuadorTLC S.A., Petroecuador requested Ecuador’s Attorney General to issue a ruling in this respect.

On October 12, 2006 EcuadorTLC S.A. took notice of the Attorney General’s ruling, whereby the contracts that provided for the Government’s interest in extraordinary revenues from increases in crude oil price were exempted from the scope of the new law. Notwithstanding such opinion, in January 2007, Petroecuador submitted to EcuadorTLC S.A. a new calculation of the Government’s interest under the new law for the period from April to December 2006, contemplating in such computation the amounts that the Government was already entitled to receive on account of the increase in the price as specifically provided for in the operating agreement of the Palo Azul field (calculation contemplating deductions). EcuadorTLC S.A. paid in full the new amounts as computed by Petroecuador, which totaled US$ 26 million, and as from January 2007 decided to make the future periodic payments as required by Petroecuador.

Irrespective of the opinion issued by Ecuador’s Attorney General or the payments previously made, in July 2007, Petroecuador submitted to EcuadorTLC S.A. a new calculation of the amounts payable by EcuadorTLC under Law No. 42/2006 related to the Palo Azul field from January to June 2007, this time without contemplating the deduction of the amount the Government was entitled to receive on account of the increase in the price provided for in the operating agreement of the referred field, demanding an additional payment of US$ 16 million. On July 27, 2007, EcuadorTLC S.A. requested Petroecuador’s President to reconsider the criterion applied in the recalculation and to apply the Attorney General’s criterion and the calculation method contemplating deductions used by Petroecuador itself.

On October 2, 2007, the Ministry of Mines and Oil notified EcuadorTLC S.A. that Petroecuador had been informed that the only binding criterion was that of the Attorney General issued in September 2006, notified to EcuadorTLC S.A. in October 2006. Consequently, the new calculation under Law No.42/2006 should have been performed contemplating deductions. The Ministry’s decision also made reference to the instructions given by Petroecuador’s President in January 2007 under which Petroecuador recalculated the payments for the year 2006 contemplating the foregoing deductions.

On October 19, 2007, the National Hydrocarbons Board (NHB) notified EcuadorTLC S.A. a preliminary new recalculation disregarding deductions for the period from April 25 to December 31, 2006, plus interest, which implied an incremental charge of US$30 million. On October 22, 2007, EcuadorTLC S.A. notified the NHB its disagreement with this new recalculation since it did not take into account the Attorney General’s opinion, the deductions contemplated by the Ministry of Mines and Oil in the notification dated October 2, 2007 addressed to EcuadorTLC S.A., or the calculation method used by Petroecuador’s President which contemplated the deductions as well.

On January 18, 2008, Petroecuador communicated to EcuadorTLC S.A. the existence of a debt amounting to US$ 66 million for the differences accumulated from April 2006 to December 2007 resulting from EcuadorTLC S.A.’s disregard of the deduction of those payments made under Law No. 42/2006.

Petroecuador has directed a new enquiry to the Attorney General regarding the calculation method under Law 42/2006. In the opinion of the legal advisors of EcuadorTLC S.A., this company has legal grounds to consider the Petroecuador’s interpretation in inappropriate and, therefore, these consolidated financial statements do not include any provision derived from this contingency.

d) Other issues

The Company maintains interpretative differences with the AFIP (Argentine Federal Public Revenues Administration), provincial tax authorities and foreign tax authorities about taxes applicable on oil and gas activity. Additionally, the Company maintains no significant lawsuits related to environmental issues. Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company's financial position or results of operations.

14. Contractual commitments, warranty bond, suretyships and guarantees granted

The warranty bonds, suretyships and guarantees as of December 31, 2007, which are not disclosed in the remaining notes, amount to 61.

In addition, as of December 31, 2007, the Company had the following contractual commitments:

(1) Net of transportation capacity sold to third parties (see Note 6).

15. Petrobras Energía’s social benefits and other payroll benefits

a) Defined contribution plan

Supplementary Pension Plan

In November 2005, Petrobras Energía’s Board of Directors approved the implementation of a defined voluntary contribution plan for the employees who fulfill certain conditions. Through this plan, Petrobras Energía makes contributions to a trust fund in an equal amount to the contributions made to a mutual fund or AFJP by the employees adhered to the plan, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Energía.

In the years ended December 31, 2007, 2006 and 2005, Petrobras Energía recorded losses of 7, 3 and 7, respectively, attributable to such benefits.

b) Defined benefit plan

Indemnity Plan

This is a defined benefit plan for the employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year working at the company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

Compensatory Fund

This is a defined benefit plan for employees of Petrobras Energía who take part in the defined contribution plan effective at each opportunity, have joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The employee benefit is based on the last computable salary and years of service of each employee included in the plan.

The plan is of a supplemental nature, so that the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order to that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. As provided by Petrobras Energía’s bylaws, the Company makes contributions to the fund on the basis of a Board of Directors’ proposal to the Shareholders’ Meeting up to 1.5% of net income for each year.

 The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. Accordingly, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in US banks rated A+ or higher.  The Bank of New York is the trustee and Watson Wyatt is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to choice to use it, in which case it would have to notify the trustee thereof.

As of December 31, 2007, 2006 and 2005 the most relevant actuarial information on the defined-benefits pension plan is as follows:

c) Stock option plan

The Board of Directors of Petrobras Energía approved the establishment of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, Petrobras Energía’s Board of Directors approved the Plans for years 2001 (“2001 Plan”) and 2000 (“2000 Plan”), focused on senior officers. Both plans consisted in granting the right to exercise certain options to receive Petrobras Participaciones shares or the cash equivalent at market, as described below:

2001 Plan

i. 5,364,125 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for the same number of shares (“appreciation rights”).

ii. 596,014 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from March 5, 2005 (“full value”).

The term to exercise both options expired on March 5, 2007. The options exercised corresponding to the appreciation right amounted to 5,163,657 and those corresponding to full value totaled 569,124, cancelled in both cases primarily in cash.

2000 Plan

i. 3,171,137 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares (“appreciation rights”).

ii. 352,347 options to receive the same number of shares at no cost to the beneficiary.  These options may be exercised as from May 29, 2004 (“full value”).

The term to exercise both options expired on May 29, 2006. The options exercised corresponding to the appreciation right amounted to 2,873,037 and those corresponding to full value totaled 343,596, cancelled in both cases primarily in cash.

The cost of this benefit is allocated on proportional basis to each year within the vesting years and adjusted in accordance with the listed price of the share. Accordingly, 1, 3 and 3 were charged to operating expenses for the years ended December 31, 2007, 2006 and 2005, respectively.

16. Capital stock and restrictions on unappropriated retained earnings

As of December 31, 2007 the Company's capital stock totaled 2,132. The following table presents the changes in capital stock in the last three years:

	December 31,
	2007	2006	2005

Class B:1 vote and face value of $1 per share	2,132	2,132	2,132

Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

According to legal provisions, 5% of the net income of the year plus or less adjustments to the prior years results should be assigned to increase the balance of the legal reserve up to an amount equivalent to 20% of the capital stock.

Under Law No. 20,628 (article 69.1), any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year end immediately prior to the respective payment or distribution date, will be subject to thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

17. Other receivables, other liabilities, other operating expenses net, other income (expenses), net and supplemental cash flow information

 (1)

To ensure the completion of works in Pichi Picún Leufú Hydroelectrical Complex within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25. For the purpose of determining whether or not this amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market. This support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement this system, an Annual Monomial Support Price (AMSP) was set in the amounts of US$/Kwh 0.021 and US$/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, each year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation, and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during that year will be determined. Owing to the selling prices set for the energy generated by the Complex, and the future prices estimated, considering that it implies profitability reinsurance, as of December 31, 2007 the Company accrued a profit of 23.

(2) Tax benefits earned by Innova S.A. consisting in a partial reduction of certain taxes in accordance with an incentive program that the Brazilian state of Rio Grande do Sul provides to companies located there.

18. Balances and transactions with related companies

Balances with related parties as of December 31, 2007, 2006 and 2005 are as follows:

Main transactions with affiliates for the years ended December 31, 2007, 2006 and 2005 are as follows:

19. Business segment and geographic consolidated information

Petrobras Participaciones' business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. Accordingly, the identified business segments are as follows:

a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

b) Refining and Distribution, including the Company´s operations in Refinería San Lorenzo and Bahía Blanca, its own gas station network and the Company´s equity interests in Refinería del Norte S.A. and Petrobras Bolivia Refinación S.A. (Note 9.V).

c) Petrochemicals, comprising the Company’s own fertilizer and styrenics operations developed in Argentina and Brazil its equity plants and its equity interest in Petroquímica Cuyo S.A.I.C. (Note 9.V).

d) Gas and Energy comprises operations in Marketing and Transportation of Gas and Electricity. The Marketing and Transportation of Gas operations include the sale of gas and the liquefied petroleum gas brokerage and trading, and its interest in Transportadora de Gas del Sur S.A. The Electricity operations include Company’s operations in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Transener S.A., Enecor S.A. and Yacylec S.A. (Note 9.V).

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are all disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these consolidated financial statements. The inter-segments transaction prices are made at market value.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company's management:

Consolidated Statement of Income	2007 Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy Marketing and Transportation of Gas	Electricity	Corporate and Eliminations	Total
Net sales							
To third parties	3,005	5,606	3,034	1,188	1,400	(775)	13,458
Inter-segment	1,619	220	29	213	25	(2,106)	-
	4,624	5,826	3,063	1,401	1,425	(2,881)	13,458
Cost of sales	(2,482)	(5,744)	(2,676)	(1,081)	(1,020)	2,871	(10,132)
Gross profit	2,142	82	387	320	405	(10)	3,326
Administrative and selling expenses	(284)	(374)	(351)	(47)	(143)	(245)	(1,444)
Exploration expenses	(172)	-	-	-	-	-	(172)
Other operating (expenses) income, net	(206)	(22)	56	37	81	(123)	(177)
Operating income (loss)	1,480	(314)	92	310	343	(378)	1,533
Equity earnings of affiliates	80	75	21	-	-	-	176
Other income (expenses), net	(640)	96	62	(261)	(146)	(247)	(1,136)
Net income (loss)	920	(143)	175	49	197	(625)	573

2006						
				Gas and Energy			
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Marketing and Transportation of Gas	Electricity	Corporate and Eliminations	Total
Consolidated Statement of Income							
Net sales							
To third parties	2,653	4,262	2,447	1,202	1,181	-	11,745
Inter-segment	2,128	269	43	184	26	(2,650)	-
	4,781	4,531	2,490	1,386	1,207	(2,650)	11,745
Cost of sales	(2,094)	(4,692)	(2,068)	(1,034)	(859)	2,679	(8,068)
Gross profit (loss)	2,687	(161)	422	352	348	29	3,677
Administrative and selling expenses	(313)	(313)	(292)	(44)	(120)	(195)	(1,277)
Exploration expenses	(117)	-	-	-	-	-	(117)
Other operating (expenses) income, net	(78)	6	32	37	(36)	(96)	(135)
Operating income (loss)	2,179	(468)	162	345	192	(262)	2,148
Equity earnings of affiliates	89	114	15	-	1	-	219
Other income (expenses), net	(860)	97	(49)	(252)	(46)	(193)	(1,303)
Net income (loss)	1,408	(257)	128	93	147	(455)	1,064

2005						
				Gas and Energy			
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemical	Marketing and Transportation of Gas	Electricity	Corporate and Eliminations	Total
Statement of income							
Net sales							
To third parties	2,935	3,572	2,140	1,009	999	-	10,655
Inter-segment	1,722	284	38	110	18	(2,172)	-
	4,657	3,856	2,178	1,119	1,017	(2,172)	10,655
Cost of sales	(1,966)	(3,726)	(1,702)	(834)	(755)	2,132	(6,851)
Gross profit	2,691	130	476	285	262	(40)	3,804
Administrative and selling expenses	(304)	(274)	(242)	(37)	(88)	(191)	(1,136)
Exploration expenses	(34)	-	-	-	-	-	(34)
Other operating (expenses) income, net	(314)	(5)	33	32	(4)	(71)	(329)
Operating income (loss)	2,039	(149)	267	280	170	(302)	2,305
Equity earnings of affiliates	15	101	7	18	140	-	281
Other income (expenses), net	(1,551)	77	(87)	(235)	(78)	17	(1,857)
Net income	503	29	187	63	232	(285)	729

The following information shows total assets, net sales and operating income by geographic area.

20. Controlling Group

Petróleo Brasileiro S.A. – PETROBRAS, through Petrobras Participaciones, S.L., a wholly-owned subsidiary, is the controlling shareholder. As of December 31, 2007 Petrobras Participaciones S.L. owns 58.6% of Petrobras Energía Participaciones’ capital stock.

Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

21. Subsequent events

a) Discovery of gas and condensate in Perú

In January 2008, Petrobras Energía announced a discovery of gas and condensate in the Kinteroni prospect in Lote 57, which is still in the evaluation stage. Production tests performed on some of the reservoir levels discovered show a flow of over 35 million cubic feet of gas and 1,245 barrels of condensate per day. In order to complete the well evaluation, production tests on the more relevant mineralized levels are still pending.

b) Acquisition of Tierra Negra exploration block

In January 2008, 10% of Tierra Negra exploration block was formally awarded to Petrobras Energía Colombia.

22. Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a) Property, plant and equipment.

b) Equity in affiliates

c) Costs of sales.

d) Foreign currency assets and liabilities.

e) Consolidated detail of expenses.

f) Information about ownership in subsidiaries and affiliates.

g) Oil and gas areas and participation in joint ventures.

h) Combined joint ventures and consortium assets, liabilities and results.

a)

Property, plant and equipment as of December 31, 2007, 2006 and 2005

(Stated in millions of Argentine Pesos)

b) Equity in affiliates as of December 31, 2007, 2006 and 2005

(Stated in millions of Argentine Pesos)

Name and issuer	2007 Description of securities Face Value	2007 Amount	2007 Cost	2007 Book value	2006 Book value	2005 Book value
Coroil S.A.	Bs 1,000	490	48	38	48	46
Petrobras Bolivia Refinación S.A.			-	-	183	177
Inversora Mata S.A.	Bs 1,000	490	61	90	94	95
Oleoducto de Crudos Pesados Ltd.	U$S 0.01	31,500	98	95	96	95
Oleoductos del Valle S.A.	$ 10	2,542,716	61	62	64	65
Petrolera Entre Lomas S.A.	$ 1	96,050	2	66	68	55
Refinería del Norte S.A.	$ 10	2,610,809	63	146	123	102
Cost related with CIESA's reestructuring (Note 9.II)			-	110	110	110
TGS S.A. goodwill in CIESA S.A.			-	23	24	25
Petroritupano S.A.	Bs 1,000	483,283	1,109	1,128	1,127	-
Petroven-Bras S.A.	Bs 1,000	97,163	129	130	132	-
Petrowayú S.A.	Bs 1,000	382,202	957	950	984	-
Petrokariña S.A.	-	-	456	466	453	-
Other			-	2	53	80
			2,984	3,306	3,559	850

c) Costs of sales for the years ended December 31, 2007, 2006 and 2005

(Stated in millions of Argentine Pesos)

d) Foreign currency assets and liabilities as of December 31, 2007, 2006 and 2005

(Stated in millions of Argentine Pesos)

US$

Millions of United States Dollars

BS

Millions of Bolivares

RS

Millions of Reales

Sol

Millions of Peruvian Soles

e) Consolidated detail of expenses for the years ended December 31, 2007, 2006 and 2005

 (Stated in millions of Argentine Pesos)

f) Information about ownership in subsidiaries and affiliates as of December 31, 2007

Subsidiaries	% OF OWNERSHIP AND VOTES DIRECT	INDIRECT	BUSINESS SEGMENT
Corod Producción S.A. (Venezuela)	-	75.82	Oil and Gas Exploration and Production
Ecuadortlc S.A. (Ecuador)	-	75.82	Oil and Gas Exploration and Production
Enecor S.A.	-	53.07	Gas and Energy
EG3 Asfaltos S.A.	-	75.82	Refining and Distribution
EG3 Red S.A.	-	75.82	Refining and Distribution
Innova S.A. (Brasil)	-	75.82	Petrochemicals
Petrobras Energía de México S.A. de C.V. (México)	-	75.82	Oil and Gas Exploration and Production
Petrobras Finance Bermuda (Islas Bermudas)	-	75.82	Corporate
Petrobras Holding Austria AG (Austria)	-	75.82	Corporate
Petrobras Energía S.A.	75.82	-	Corporate
Petrobras Energía Internacional S.A.	-	75.82	Corporate
Petrobras Energía Operaciones S.A. (Ecuador)	-	75.82	Oil and Gas Exploration and Production
Petrobras Electricidad de Argentina S.A.	-	75.82	Gas and Energy
Petrobras Financial Services Austria GMBH (Austria)	-	75.82	Corporate
Petrobras Hispano Argentina S.A. (España)	-	75.82	Corporate
Petrobras Bolivia Internacional S.A. (Bolivia)	-	75.82	Corporate
Petrobras Energía Ecuador (Gran Cayman)	-	75.82	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	-	45.49	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A. (Uruguay)	-	48.94	Gas and Energy
World Energy Business S.A.	-	75.82	Gas and Energy
Electricidade Com S.A. (Brasil)	-	75.82	Gas and Energy
Petrobras Energía Colombia (Gran Cayman)	-	75.82	Oil and Gas Exploration and Production
World Fund Financial Services (Gran Cayman)	-	75.82	Corporate
Main affiliates - join control			
Cía. de Inversiones de Energía S.A.	-	37.91	Gas and Energy
Distrilec Inversora S.A.	-	36.77	Gas and Energy
Edesur S.A.	-	20.72	Gas and Energy
Transportadora de Gas del Sur S.A.	-	20.96	Gas and Energy
Petrobras de Valores Internacional de España S.L. (España)	-	45.49	Corporate
Petrobras Energía Perú S.A. (Perú)	-	75.82	Oil and Gas Exploration and Production
Petrobras Energía Venezuela S.A. (Venezuela)	-	45.55	Oil and Gas Exploration and Production
Main affiliates - significance influence			
Coroil S.A. (Venezuela)	-	28.36	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd. (Gran Cayman)	-	8.66	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A. (Ecuador)	-	8.66	Oil and Gas Exploration and Production
Inversora Mata S.A. (Venezuela)	-	37.15	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	-	17.51	Oil and Gas Exploration and Production
Propyme S.G.R	-	37.91	Corporate
Petrolera Entre Lomas S.A.	-	14.56	Oil and Gas Exploration and Production
Refinería del Norte S.A.	-	21.61	Refining and Distribution
Urugua-í S.A.	-	22.24	Gas and Energy
Petroven-Bras S.A.	-	26.15	Oil and Gas Exploration and Production
Petrokariña S.A.	-	26.15	Oil and Gas Exploration and Production
Petrowayú S.A.	-	27.30	Oil and Gas Exploration and Production
Petroritupano S.A.	-	16.68	Oil and Gas Exploration and Production
Other subsidiaries			
Termoeléctrica José de San Martín S.A.	-	6.07	Gas and Energy
Termoeléctrica Manuel Belgrano S.A.	-	6.07	Gas and Energy

g) Oil and gas areas and participation in joint-ventures as of December 31, 2007

h) Combined joint ventures and consortium assets and liabilities as of December 31, 2007, 2006 and 2005 and results for the years ended December 31, 2007, 2006 and 2005

     (Stated in millions of Argentine Pesos)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 25/03/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney